10

Follow-Up Materials

06013243

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michael Page Intl

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 11 2006 E

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5762 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/10/06



Global know-how. Specialist knowledge. Local offices.



Michael Page International plc



Annual Report and Accounts 2005


TURN
NO
TURN

Michael Page
INTERNATIONAL

"2005 was another year of considerable progress for the Group and Michael Page delivered significantly improved results over the previous year. All our businesses recorded increased profits, but the outstanding performance came from Continental Europe.

"The short term outlook is encouraging for Michael Page. Against a background of relatively favourable trading conditions in all regions across the Group, we will continue our strategy of organic growth and controlled investment for the future."

TERRY BENSON | Chief Executive



£523.8m
Group Turnover

£267.6m
Gross Profit

£66.1m
Profit before tax

17 Chairman's Statement 18 Chief Executive's Review 20 Finance Director's Review 22 Board of Directors 24 Directors' Report 30 Corporate

MICHAEL PAGE INTERNATIONAL



London


ondon
Manchester
Weybridge

> "In the UK, turnover increased by 14.8% to £269.6m (2004: £234.8m) and gross profit by 17.8% to £129.5m (2004: £110.0m). Operating profits were £31.9m (2004: £22.9m), an increase of 39.3%."

United Kingdom

A good performance was seen across the UK with all markets improving over the prior year.

Our most established business, Finance and Accounting, had good growth (10%) in both the permanent and temporary businesses, strong growth was evident in Marketing and Sales (19%) across all industry sectors and in our Retail business growth exceeded 10%, an excellent achievement considering the difficult year seen on the High Street.

The remaining disciplines grew revenue by 44% offering significant scope for expansion as they are rolled out progressively across the UK network.

Our business in Scotland is now managed separately and grew gross profits in excess of 50%.

There continues to be considerable scope for all businesses in the UK to grow with numerous opportunities to expand and develop teams in existing offices and disciplines. Plans are also in place to roll out the newer disciplines to existing offices and open new offices.

"Turnover in Continental Europe for the year increased by 28.0% to £159.2m (2004: £124.3m) and gross profit increased by 40.1% to £86.1m (2004: £61.5m). As a result of the increased revenue and high operational gearing, the region produced an increase of over 370% in operating profit at £19.4m (2004: £4.1m)."


ZENITH
Geneva
Amsterdam
Milan
Paris

Continental Europe

Our European businesses achieved gross profit growth in excess of 40%, with France, our largest business in Europe showing strong recovery with gross profit increasing 18%. The market in France is still recovering and as our spare capacity is utilised, we are well positioned to benefit and gain market share.

Our remaining businesses in the region achieved gross profit growth in excess of 65%. With market conditions improving, our strategy of maintaining and investing in our businesses during the downturn is clearly justified.

Profitability is also improving as spare capacity is utilised. However, in some markets we now need to invest to exploit the growth opportunities. During the year we opened an office in Warsaw, Poland, our first expansion into Central Europe.

There remains considerable scope for expanding teams and disciplines, rolling out new disciplines to existing offices, opening new offices and opening in new countries.



Sydney


Chatswood
Singapore
Wheelers Hill

"Our businesses in Asia Pacific produced a record set of results for the region. Turnover was 22.2% higher at £76.7m (2004: £62.8m), gross profit was 23.8% higher at £39.0m (2004: £31.5m) and operating profit increased 23.3% to £14.1m (2004: £11.4m)."

Asia Pacific

The markets in Australia remain encouraging with gross profit growing a healthy 17.1%. Strong demand continued from the Financial Services, Business Services, and Mining and Resources. We opened a seventh office, in Chatswood, North Sydney and completed a large office relocation of our business in Melbourne.

Our other markets in the Asia Pacific region all achieved excellent results, with Hong Kong, China, Japan and Singapore all achieving another year of significant gross profit growth.

"An excellent result was reported in the Americas with turnover for the region 54.6% higher at £18.3m (2004: £11.8m), gross profit increased by 68.9% to £12.9m (2004: £7.6m) and operating profit increased 161% to £1.0m (2004: £0.4m)."


New York
Philadelphia
Toronto

The Americas

In North America we opened offices in Toronto, Canada and in Philadelphia, USA. We now operate from seven offices, providing recruitment in Finance and Accounting.

All businesses performed well, with our existing businesses generating much improved results and the new offices starting well.

During 2006 we plan to continue this expansion by investigating the opportunities for further office openings as well as the commencement of new recruitment disciplines.

In Brazil we achieved another very successful year with gross profit growth of 96%. Headcount was increased in the São Paulo and Rio de Janeiro offices to nearly 100 staff. We now have a number of energetic and experienced staff who will continue to generate increased business in Brazil and, when the opportunity arises, elsewhere in South America.

[illegible] | Americas Managing Director

BARCLAYS

Barclays Treasury is responsible for the management of the Barclays Group balance sheet and the Group's capital. It raises capital and funding for the Group, securitises assets and manages the investment of capital proceeds. In particular, it is responsible for forecasting and ensuring that the Group holds adequate capital to satisfy the regulators and rating agencies. It is also responsible for managing the interest rate risk of the Group and is involved in strategic cross border M&A.

We are continuously looking to attract and retain the highest calibre of individuals, and we are currently looking for experienced people from a variety of backgrounds to work in the following areas:

Capital Issuance and Securitisation

Analysing the Group's capital requirements, determining and issuing the optimal mix of debt and equity capital. Securitising a number of different asset classes and driving forward securitisation capability in the Group; working very closely with the businesses at a senior level.

Treasury Finance

Management of Group capital reporting and analysis thereof; forecasting and budgeting of Treasury results; consultation with other Treasury teams, Barclays Group Finance and the businesses on Treasury Finance results and projects.

Risk & Financial Reporting/Hedge Accounting

Control and analysis of interest rate risk; management information, P&L analysis, projections and market risk related information, monitoring changes in economic risk positions, analysing hedge effectiveness and adjusting hedge accounting positions accordingly; statutory and regulatory reporting of derivative related information.

We are looking for:

All roles: a strong academic background; an ability to think laterally; excellent commercial acumen, communication and teamwork skills.
Capital Issuance and Securitisation roles: background in securitisation, corporate finance/transaction management or deal structuring is essential. MBA, CFA or ACT qualification an advantage.
Other Treasury roles: ACA qualified preferred with 3-8 yrs' PQE; experience of Product Control, Treasury Financial/Management Accounting; or experience of a corporate treasury.

We genuinely offer:

An attractive remuneration package including bonus, share schemes, pension, healthcare, life cover, car allowance as well as generous holiday entitlement; diverse roles across the Group Treasury of one of the world's largest global financial service providers; interaction with leading market practitioners in Capital, Risk and Liquidity Management; excellent career progression; a high performing team culture with consideration for your work life balance.

Please send your CV to ninabuttle@uk.michaelpage.com or call +44 (0)20 7269 1837 quoting MPFI12768192. Michael Page International is a world leading recruitment consultancy.

We'll judge you on your ability and nothing else.

Treasury opportunities Canary Wharf

Refreshing roles in Barclays Treasury.

Director of Resources

healthy working animals for the world's poorest communities

Since it was founded over 70 years ago, the Brooke Hospital for Animals has helped millions of working animals around the world as well as the countless people who depend upon them. With a current turnover of £9.5 million per annum and more than 500 staff working in the field, the Brooke is by far the largest charity of its kind, whose aim is to reach millions of working horses, mules and donkeys suffering pain and distress wherever the need is greatest with proven, sustainable solutions. This is achieved by forging partnerships and sharing these solutions with local organisations, helping poor communities around the world that are dependent upon working equine animals.

Leicester Square, London ♦ £60,000

The Director of Resources is responsible through the Chief Executive Officer for the effective and efficient management of the organisation's resources. You will provide strategic direction, operational leadership and management of the Finance, IT, HR and administrative functions.

Key responsibilities include:

- Overseeing the financial affairs, ensuring the Brooke's financial viability as well as preparing annual statutory accounts in line with best practice and in accordance with an agreed timetable with the auditors.
- Development and implementation of the organisation's financial and operational strategy alongside the Chief Executive and Senior Management Team, ensuring effective reporting on plans and progress as well as monitoring performance on a UK and international basis.
- Providing financial forecast and projections to support the medium/long term objectives and further develop financial risk management procedures and appraisal systems for new programmes.
- Providing support to the Brooke's key international operations in Egypt, India, Jordan and Pakistan and the extending Brooke network globally.
- Supporting the development of fundraising operations internationally through provision of legal, governance and company secretarial advice.

The role will be focused on driving the support structure of the business forward, continuing with the ongoing development of the organisation internationally through the partnering of international aid organisations.

The successful candidate will be CCAB or MBA qualified, with the confidence and desire to work for a growing dynamic charity. Very much a team player, you will possess strong influencing and communication skills, with not only proven senior management and board level experience, but at the grass root level as well.

Interested candidates should contact Bradley Shotland or Chris Russell at Michael Page Finance on 020 7269 1749. Alternatively email an up-to-date curriculum vitae to chrisrussell@uk.michaelpage.com quoting reference MPFI12763109

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page


Crest
Michael Page

Director/ Associate Director

FitchRatings
KNOW YOUR RISK

An opportunity has arisen for a new role in Fitch's Moscow office. The successful candidate will have analytical responsibility for an expanding portfolio of industrial credits, with a focus on metals, mining and chemicals.

Moscow ♦ Industrials Credit Research ♦ US$ Competitive

Principal responsibilities include the preparation of analytical reports, presentation to internal rating committees; and liaison with issuers, investors and intermediaries such as investment banks.

Analytical work includes coverage of individual issuers as well as producing planned and ad hoc sector research publications.

Business development activities involve providing analytical support to the capital markets team in marketing meetings with potential issuers and their advisors.

The role requires a minimum of three years' relevant analytical experience. Excellent written and oral communication skills in English and Russian are a must while additional European language skills are a positive.

An initial introductory period of work (3-6 months) in the London office is envisaged.

Interested applicants should email an up-to-date CV to saskiavendijk@uk.michaelpage.com or call Saskia on +44 20 7269 1827 quoting reference MPMV12773496.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
INTERNATIONAL


Rescuing climbers or supporting clients Sarah's in her element.

I joined Halliwells as a recently qualified litigator six years ago to obtain experience in dealing with larger commercial disputes. From the start, I was given the opportunity to work on high value, complex cases which provided me with an early springboard to Partnership. At Halliwells, hard work is always recognised and rewarded.

Sarah Sabin, Halliwells Commercial Litigation Partner and member of the Eagle Mountain Rescue Team

Halliwells

Michael Page


BELVEDERE
VODKA

BELVEDERE

"The beautiful life"

International Marketing Manager | Central London
Attractive Salary Package and Benefits

Michael Page

Head of Corporate Procurement

ACCA

ACCA is the largest global professional accountancy body, with 345,000 members and students in 160 countries. ACCA's headquarters are in London and we have an extensive network of over 75 offices and other centres around the world. ACCA's mission is to provide quality professional opportunities to people of ability and application, to be a leader in the development of the global accountancy profession, to promote the highest ethical and governance standards and to work in the public interest. As part of a larger Strategic Review to create a more efficient and effective organisation a central Procurement function is being established and the recruitment of a Head of Corporate Procurement, reporting directly to the Director of Corporate Services, is necessary to drive this forward.

London | c £60,000 + Benefits

The primary aim of this newly created role is to devise, develop and deliver an effective Procurement function initially within the UK but ultimately to the global organisation. Critical aspects of the role are to establish and drive forward a "best in class" procurement methodology in terms of contracts, supplier relationships, processes and systems, thus delivering increased opportunities for identifying substantial cost savings and more efficient processes within ACCA.

Key elements of the role will include:

- Influencing and working in partnership with senior management in order to understand key requirements and so deliver purchasing best practice solutions across the whole organisation.
- Overall responsibility for review and management of legacy and new supplier contracts.
- Reviewing, developing and identifying key sourcing options and so possible cost saving opportunities and operating efficiencies.

We are seeking an experienced Procurement professional with a wealth of experience of purchasing across multiple cost categories.

A successful track record of managing and most importantly, delivering operational purchasing projects from scratch is essential.

You will be:

- A procurement professional with at least 5 years' purchasing experience, two of which at a senior level. CIPS qualification is desirable but not essential.
- Experienced in successfully creating and aligning a purchasing function across multiple sites, within a complex working environment.
- A self starter with strong communication skills and a diplomatic working style to ensure buy-in from all levels within the organisation.

Interested applicants should apply for this position by sending a full CV via email to joanholmes@uk.michaelpage.com. Please quote reference 537160.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
PROCUREMENT & SUPPLY CHAIN

Delivering Commercial Excellence

Network Rail

Commercial Analysts

Contract Negotiators

Key Account Controller

Michael Page

RIO TINTO

Analyse the success of this Top FTSE 100 Organisation

The world relies on metals. As one of the world's leading mining companies, Rio Tinto makes a vital contribution to society by finding, mining, processing and delivering the metals and minerals we need to function. Rio Tinto offers you the opportunity to develop yourself and your career with a proven global leader, a company with a strong commitment to diversity and to ensuring the safety and development of its employees. Across the world, Rio Tinto Group operations are thriving in the hands of dedicated people who share our determination to meet new challenges and to succeed responsibly.

Marketing Analyst – Two positions

Central London | Attractive package and career opportunities

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
MARKETING

Service Manager, Online Delivery

SONY COMPUTER ENTERTAINMENT

Sony Computer Entertainment Europe's current growth in the European market has created a demanding and fast paced environment. To accompany this growth, the organisation acknowledges the need for a highly efficient and successful Online Delivery department and requires an exceptionally talented, enthusiastic and capable person to fill this position.

London, City ♦ Attractive Package + Substantial Benefits

Reporting to the Director of Online Delivery, you will be a key player in the delivery organisation and accountable for overseeing the European Network Gaming Service, PSP Download Service and Portal Management teams. As the company expands, you will grow and maintain the services surrounding its existing and new products (PS2, PSP, PS3) and the associated delivery teams.

The successful candidate will likely be an experienced Manager with a solid track record of running Online Services and proven experience in change management, both in theory and practice. You must demonstrate:

- Experience of operating and managing a business against defined service levels.
- Experience of working with a Marketing team to ensure services and the customer experience.
- Experience of working under pressure, in an environment that is rapidly changing and where users and customers are extremely demanding is essential.
- Strong leadership qualities to enthuse your own team.
- Ability to build and manage relationships within the business and with third party providers.
- Ability to operate at Board level and articulate the role of online services to other parts of the business.

A strategic thinker with a can do attitude, you will be a talented leader and have well documented delivery and influencing abilities.

All direct and third party applications will be forwarded to Michael Page Technology.

To be an integral part of this challenging and exciting organisation, interested candidates should email their curriculum vitae, quoting reference MPSU12773164 to Greg Mitchell: gregmitchell@uk.michaelpage.com

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
TECHNOLOGY

Senior Tax Investigations Manager

Grant Thornton

Oxford ♦ to £60,000 Package + Excellent Benefits

Michael Page

Unique IT Banking Opportunities in Saudi Arabia

البنك السعودي للاستثمار
The Saudi Investment Bank

Riyadh | tax free up to $100,000, depending on experience, with an extensive ex-pat package

With a growth in profitability in 2005 of 75% and a recent increase in Investment Capital of 40% The Saudi Investment Bank is a truly dynamic and rapidly expanding organisation. They offer a full range of personalised and professional banking services covering traditional wholesale, retail and commercial banking products and services in addition to investment banking. This growth is underpinned by a range of innovative banking systems, to carry on meeting the increasing challenges that this expansion generates, the IT Group is expanding their senior and middle management skills with the following roles.

If you are interested in one of these unique and truly challenging roles please forward your details to Martin Soulsby at martinsoulsby@uk.michaelpage.com for the System Manager positions and to Nick Finlay at nickfinlay@uk.michaelpage.com for the Project Manager positions, quoting the appropriate reference number.

Project Manager Investment Products

The brokerage market is experiencing tremendous growth throughout the Gulf and your remit is to manage the bank's IT projects relating to Saudi, Gulf and International brokerage markets. Drawing upon your brokerage experience, you will not only provide systems project management in this new area but also advise the business on best practice for internal brokerage processes. You will require:

- Commercial implementation experience of brokerage and asset management systems
- 10 years banking and systems experience
- Experience of relevant investment product software packages
- A structured project management methodology
- Ability to manage in-house and third party development teams

Ref MPSU12776944

Project Manager Web Products

You will manage the bank's web products (such as interactive sites for banking and share trading), delivering associated projects in line with retail and commercial banking objectives. You will require:

- Strong commercial record designing, developing and delivering back-end web based systems functionality
- Full understanding of client/server systems, web facing applications and security
- 10 years banking and systems experience
- Ability to manage in-house and third party development teams

Ref MPSU12776959

For each of these three roles you will be responsible for a specific MiSys application, the configuration, customisation and upgrades of that system so it meets user and business needs.

Systems Manager – Equation and Cashier

- At least 3 years' experience of MiSys Equation and Cashier packages and extensive relevant banking and systems experience

Ref MPSU12776400

Systems Manager – Trade Products

- Experience of trade finance (documentary credits) business and systems; ideally trade innovation or Eximbills

Ref MPSU12776404

Systems Manager – Treasury Products

- Experience of treasury business and systems; ideally OPICS

Ref MPSU12776405

All roles will report to the Group General Manager IT. In addition to the roles shown here, there are also requirements for Web Development Specialist, Data Services Support Manager, Technical Services Support Manager and two Senior Systems Developers. To access more information on all roles mentioned here and on SAIB please go to michaelpage.co.uk/saib

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.uk

Michael Page
TECHNOLOGY

Store Communication & Interior Design Manager

IKEA

Bristol ♦ to £35,000 Basic + Benefits


Oxfam
International Finance Director
– Deputy International Director
Michael Page


Pernod Ricard
We need people with spirit
Michael Page


MICHAELPAGESECRETARIAL
Michael Page
SECRETARIAL


Group Accountant &
Regional Business Accountant
ICI
Michael Page


ANGLO AMERICAN
Treasury Manager, Operations
Michael Page


TO BUILD BEAUTY, WE NEED TALENT.
L'ORÉAL
NATIONAL ACCOUNT MANAGER – L'ORÉAL UK


NSPCC
Cruelty to children must stop. FULL STOP.
Deputy Director of Finance
Michael Page


Legal
Opportunities
T · · Mobile · · ·
Michael Page


NOKIA
Connecting People
Michael Page


Compliance & Ethics
Opportunities
bp


UK Retail Funds, Business
Development Manager
Michael Page



Business Superbrand 2005

Michael Page International has again been awarded Business Superbrand status in the UK. A new Superbrand book is published every 18 months and features some of the UK's foremost B2B companies and this is the 4th consecutive time we've been featured.

The Sunday Times 100 Best Companies to work for

Michael Page International are featured in the The Sunday Times 100 Best Companies to Work For and received particular commendations for organic growth, people development and individual contribution to the business.

Britain's Top Employers

Michael Page International has grown and succeeded purely through organic growth. This has been recognised in the 2006 edition of Britain's Top Employers. Put together by The Corporate Research Foundation (CRF) and published by The Guardian, they applauded our fast-track promotion policy and meritocratic system. We were naturally proud to be listed as the UK's No.1 company in the 'Promotion and Benefits' category.

Quality Assurance

In RFI questionnaires and pitches we are often asked for the details of our Quality Accreditations. Michael Page currently has two accreditations:

ISO 9001/MQA01 (pertaining to Marketing Quality) - Our certificate is granted by Marketing Quality Assurance, and the registration number is 0058.

ISO 9002 (pertaining to Quality Systems) - also granted by Marketing Quality Assurance, registration number 0065.

"I am pleased to report another year of considerable progress for the Group and significantly improved results for 2005. Our outstanding performance is, we believe, clear vindication of our longer term strategic decision to only grow organically, to maintain our infrastructure during economic slowdowns and to continue to make sensibly controlled investments for the future. This is particularly evident in the profit before tax of £66.1m (2004: £38.9m) and adjusted earnings per share increase by 105.6% to 14.8p (2004: 7.2p before exceptional tax items)."

CHAIRMAN'S STATEMENT

I am pleased to report another year of considerable progress for the Group and significantly improved results for 2005. Our outstanding performance is, we believe, clear endorsement of our longer term strategic decision only to grow organically, to maintain our infrastructure during economic slowdowns and to continue to make controlled investments for the future. This is particularly evident in the improved performance of our businesses in Continental Europe where, despite the economic conditions remaining difficult, we have increased gross profits by 40% and operating profits by over 370%.

Financial highlights

Turnover for the year ended 31 December 2005 increased 20.8% to £523.8m (2004: £433.7m). Gross profits from permanent placements again grew more rapidly than from temporary placements. This movement in business mix, together with an increase in margins on temporary placements, contributed to a strong increase in gross profit of 27.0% to £267.6m (2004: £210.6m). Given the Group's high operational gearing, operating profit increased by 71.2% to £66.5m (2004: £38.9m).

Profit before tax was £66.1m (2004: £38.9m) and adjusted earnings per share increased by 105.6% to 14.8p (2004: 7.2p before exceptional tax items).

Dividends and share repurchases

It is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases as an additional mechanism for returning surplus cash to shareholders.

As a consequence of our strong growth in profits and excellent cash generation, the Board is recommending an increase in the total dividend per share for the year of 25%. A final dividend of 3.5p (2004: 2.75p) per share is proposed which, together with the interim dividend of 1.5p (2004: 1.25p) per share paid in October, makes a total dividend for the year of 5.0p (2004: 4.0p) per share. The final dividend will be paid on 5 June 2006 to those shareholders on the register at 5 May 2006. The total dividend is covered 3.0 times by basic earnings per share of 14.8p.

We continued to make share repurchases throughout 2005 acquiring 16.8m shares for £34.2m, representing an average cost per share of 203.7p. These shares were initially held in Treasury but were subsequently cancelled along with 7.8m shares that were held in Treasury from purchases made in 2004.

We will be seeking shareholders' consent for a renewal of the authority to repurchase up to 10% of the issued shares at the Annual General Meeting on 23 May 2006.

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout the year. Having operated throughout a sustained period of difficult trading conditions, they have maintained your Company's position as the international leader in the specialist recruitment industry.

Board of Directors

On 16 December 2005 Terry Benson announced his decision to retire as Chief Executive at the forthcoming Annual General Meeting on 23 May 2006. Terry has worked for the Group for over 26 years, the last 12 as Chief Executive, during which the company has enjoyed phenomenal success. On behalf of all stakeholders in the Group, I sincerely thank him for his tremendous contribution and he has our best wishes for his retirement.

Steve Ingham, who has been with the Group for 19 years, will succeed Terry as Chief Executive. He has been a member of the senior management for many years and a key contributor in establishing the current Group strategy. I, and the rest of the Board, am delighted that we have an exceptional successor who we are confident will continue the successful development of the Group.

On 25 April 2005, Rob Lourey, a Non-Executive Director resigned as he was relocating to Sydney, Australia. Tim Miller was appointed on 15 August 2005 as a Non-Executive Director and as Chairman of the Remuneration Committee. Stephen Burke, the former UK Managing Director, left the company in May 2005.

Outlook

The short term outlook is encouraging for Michael Page.

Against a background of favourable trading conditions in all regions across the Group, we plan to continue the controlled growth of our businesses by further increasing our headcount, continuing the discipline roll out, opening new offices in countries where we already have a presence and establishing new businesses in other countries.

On 6 April 2006 we will make a statement in respect of our trading for the first quarter.

Sir Adrian Montague CBE
Chairman
1 March 2006

I am delighted with our performance in 2005, particularly as I believe it demonstrates the benefits of our longer term approach to the development of the business. We have achieved good levels of growth in all of our businesses reflecting the quality of our staff and the high levels of service they provide to clients and candidates.

A product of our strategy to maintain our infrastructure in a downturn is that for a period we may carry spare capacity and consequently have high operational gearing. When economic conditions improve, we believe this approach puts us in a better position than the majority of our competitors to grow our business, and at a far faster rate. As this spare capacity is utilised through growth, we benefit from this operational gearing as evidenced by the 71.2% increase in operating profit from a 27.0% growth in gross profit.

Staff and office numbers

The investments we have made in new staff, discipline roll outs, office expansion and start ups has resulted in an increase in fee generating and support staff to 2,926 (2004: 2,551), operating from 118 (2004: 110) offices in 18 (2004: 16) countries at the end of the year.

United Kingdom

In the UK, turnover increased by 14.8% to £269.6m (2004: £234.8m) and gross profit by 17.8% to £129.5m (2004: £110.0m). Operating profits were £31.9m (2004: £22.9m) an increase of 39.3%.

The gross profits of the finance and accounting businesses of Michael Page Finance, Michael Page City and Accountancy Additions, which generated 57% of UK gross profit, were 10% higher than in 2004 with both permanent and temporary recruitment fees growing well. Michael Page Finance, the largest of the three businesses, opened an office in Liverpool and achieved the highest growth rate of the three finance businesses. Michael Page City, which accounts for less than 10% of UK gross profits, recorded the lowest level of growth. Accountancy Additions, which specialises in lower level finance and accounting positions, again expanded its office network from 30 to 32 locations with new offices in Liverpool and Edinburgh.

The combined gross profits of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 19% higher than in 2004 and represented 22% of the UK total. The Marketing and Sales businesses produced strong growth from all industry sectors, with growth from temporary placement fees exceeding permanent as we continue to develop the temping business in these disciplines. Retail's growth rate, while lower, was still over 10% despite another tough year on the High Street.

The remaining businesses together produced gross profit growth in 2005 of 44% and represent a significant opportunity for further strong growth as they are rolled out progressively across the UK network. Michael Page Legal and Michael Page Technology both performed well in the year. Michael Page Human Resources achieved another year of strong growth benefiting from its increased geographic coverage. The separation of Michael Page Engineering and Supply Chain Management into Michael Page Engineering and Manufacturing, and Michael Page Procurement and Supply Chain at the beginning of 2005 was particularly successful, with both businesses having significant scope for further expansion. Michael Page Secretarial which only started at the end of 2003 had a successful year with gross profit more than doubling.

In order to capitalise on the opportunity in Scotland, at the beginning of 2005 we created a separate management structure to drive growth from our existing offices in Glasgow and Edinburgh. This has proved to be a successful development with gross profits in Scotland increasing in 2005 by over 50%.

Continental Europe

Turnover in Continental Europe for the year increased by 28.0% to £159.2m (2004: £124.3m) and gross profit increased by 40.0% to £86.1m (2004: £61.5m). As a result of the increased revenue and high operational gearing, the region produced an increase of over 370% in operating profit at £19.4m (2004: £4.1m).

In France, our second largest business after the UK and representing 48% of the region, gross profit increased by 18%. The growth rate in our French business improved each quarter throughout the year, exceeding 20% in the fourth quarter. The growth in France has come entirely from permanent recruitment with temporary recruitment fees flat on 2004 levels. While the market in France has improved during 2005, our rate of growth clearly indicates that we are well positioned to benefit and gain market share.

Elsewhere in the region, collectively our businesses achieved gross profit growth in excess of 65%. There remains considerable scope for these businesses to grow with numerous opportunities for expanding teams in existing offices and disciplines, rolling out the disciplines to existing offices and opening new offices.

In addition to the roll out of disciplines, during the year we started a business in Warsaw, Poland, our first expansion into Central Europe, and have opened a fourth office in the Netherlands in Amersfoort, and a Michael Page office in Toulouse. Page Personnel opened in Nantes, Strasbourg and Rouen in

France, and Geneva in Switzerland.

As market conditions in Continental Europe continue to improve, we are reaping the benefit of our strategy to maintain and invest in our businesses during a downturn. As predicted last year, with gross profit growth maintained throughout 2005, profitability has improved considerably as spare capacity is utilised. There is still some spare capacity within a number of our businesses but in others we now need to invest to exploit the growth opportunities.

Asia Pacific

Our businesses in Asia Pacific produced a record set of results for the region. Turnover was 22.2% higher at £76.7m (2004: £62.8m), gross profit was 23.8% higher at £39.0m (2004: £31.5m) and operating profit increased 23.3% to £14.1m (2004: £11.4m).

In Australia gross profit grew a healthy 17.1% despite a disappointing fourth quarter which was impacted by an IT implementation. There continued to be strong demand from the financial services, business services, mining and resources. During the year we opened a seventh office, in Chatswood, North Sydney and completed a large office relocation of our business in Melbourne.

In Hong Kong, Shanghai, Tokyo and Singapore, we achieved another year of substantial gross profit growth. In Tokyo we moved into larger offices at the beginning of the year which provides sufficient accommodation to achieve a doubling of our headcount.

The Americas

Turnover for the region was 54.6% higher at £18.3m (2004: £11.8m), gross profit increased by 68.9% to £12.9m (2004: £7.6m) and operating profit increased 161% to £1.0m (2004: £0.4m).

rapid expansion opening offices in Toronto, Canada and in Philadelphia, USA. We now have established a network of seven offices in North America, providing only recruitment in Finance and Accounting. These investments, together with the continuing development of our other offices, incur significant start up costs ahead of gross profit growth.

We are extremely pleased with our progress in North America and during 2006, we will be investigating the opportunities for further office openings as well as starting other recruitment disciplines.

In Brazil we achieved another very successful year growing headcount in the São Paulo and Rio de Janeiro offices to nearly 100 staff. We have now reached the stage where we have a number of experienced and talented local staff who will further drive our expansion in Brazil and elsewhere in South America.

Executive Committee

In September 2005 the Board approved the establishment of an Executive Committee comprising Chris Adams, Regional MD Asia Pacific, Andrew Wayland, Chief Information Officer, and the four executive Main Board Directors. The committee, which is headed by the Chief Executive, is focused on the operational management of the Group and meets formally every quarter. It was formed to facilitate greater communication and cooperation between the regions, and to ensure that the deployment of our resources is considered from a global perspective.

Strategy

I am delighted with our performance in 2005 as it clearly demonstrates the strength of our longer term strategy. Having worked for Michael Page for 26 years, the last 12 as Chief Executive

condition for many more years of successful growth and development. However I believe the time is right for me to retire from the business and in December 2005 we announced the plans for succession. Steve Ingham, who joined Michael Page in 1987, will formally take over as Chief Executive at the Annual General Meeting in May. In my opinion he and the senior management team are second to none in our sector, and they possess the energy and enthusiasm to continue the track record of achievement.

I am sure our shareholders, clients, candidates and staff will welcome the fact that the overall long term strategy of the Group will remain absolutely unchanged following the change in leadership. The Group intends to stay focused on its core competency of specialist recruitment, will continue to grow organically by the expansion of existing businesses in their local markets, the introduction of new disciplines into existing locations and by entering new geographic markets.

There exist numerous opportunities to grow the business in all our regions and expand into new regions. There is an exceptional pool of ambitious and talented people in the Group who are highly motivated to build on our success. With the short term economic outlook set to be relatively favourable, the plan during 2006 is to slightly increase the pace of our controlled development.

Terry Benson
Chief Executive
1 March 2006

FINANCE DIRECTOR'S REVIEW

International Financial Reporting Standards (IFRS)

The 2005 financial statements are our first to have been prepared under IFRS and accordingly the comparative results for 2004 have been restated. The most significant impact from the application of IFRS on reported profits is a charge of £2.7m (2004: £1.2m) in respect of share options. Full details of the application of IFRS are set out in note 27 on page 74.

Income statement

Turnover

2005 was another successful year for the Group with all regions delivering strong growth. Turnover for the year increased by 20.8% to £523.8m (2004: £433.7m). Turnover from temporary placements increased by 15.7% to £318.3m (2004: £275.2m) and represented 60.8% (2004: 63.5%) of Group turnover. Turnover from permanent placements was £205.5m (2004: £158.5m), an increase of 29.6%.

Gross profit

Gross profit for the year increased by 27.0% to £267.6m (2004: £210.6m) representing an overall gross margin of 51.1% (2004: 48.6%). The percentage increase in gross profit is greater than the increase in turnover due primarily to the higher proportion of gross profit derived from permanent placements in 2005, together with a higher volume of temporary placements at slightly higher gross margin. Gross profit from temporary placements was £72.6m (2004: £62.0m) and represented 27.1% (2004: 29.4%) of Group gross profit. The gross margin achieved on temporary placements was 22.8% (2004: 22.5%).

Operating profit

As a result of the Group's organic growth strategy and the profit based bonuses, we have a business which is operationally geared as evidenced by the 71.2% increase in operating profits from a 27.0% increase in gross profit.

This strategy means the Group incurs start up costs and operating losses as investments are made to grow existing businesses, start new businesses, open new offices and start up in new countries. The Chief Executive's review describes a number of these investments including starting businesses in Canada and Poland.

As a result of the increased numbers of staff, start up costs and higher profit related bonuses, administrative expenses in the year increased by 17.0% to £201.1m (2004: £171.8m).

The Group's largest category of expenditure is the remuneration of our consultants and support staff. Headcount of the Group was 2,551 at 1 January 2005 and increased to 2,747 at 30 June 2005. The Group's headcount increased further during the second half of the year reflecting both the growth of existing businesses and continuing investment for the future. At 31 December 2005 we employed 2,926 consultants and support staff.

Net interest

While we started the year with net cash of £12.2m there is a substantial cash outflow in January every year as quarter four and annual bonuses are paid. As a result of the decision to spend £34.2m repurchasing shares, the Group had limited surplus cash to invest. As a consequence a net interest charge was incurred of £0.4m (2004: £nil).

Taxation

Tax on profits was £16.5m (2004: £4.5m after an exceptional tax credit of £9.0m), representing an effective tax rate of 25.0% (2004: 34.8% before exceptional items). The rate is lower than the UK corporation tax rate of 30% primarily as a result of utilising and recognising tax losses incurred in earlier years. The majority of these tax losses arose in Continental Europe and have largely been recognised this year as profits in the region have grown significantly.

Earnings per share and dividends

In 2005, basic earnings per share were 14.8p (2004: 9.8p) and adjusted earnings per share in 2005 were 14.8p (2004: 7.2p before exceptional tax items). The weighted average number of shares for the year was 336.3m (2004: 351.6m) reflecting the impact of the share repurchases during the year.

An increase in the final dividend to 3.5p (2004: 2.75p) per ordinary share has been proposed which, together with the interim dividend of 1.5p (2004: 1.25p) per ordinary share, makes a total dividend for the year of 5.0p (2004: 4.0p) per ordinary share, an increase of 25%. The final dividend, which amounts to £11.5m, will be paid on 5 June 2006 to those shareholders on the register at 5 May 2006.

Balance sheet

The Group had net assets of £68.9m at 31 December 2005 (2004: £60.5m) of which £13.1m (2004: £12.2m) is represented by net cash. The increase in net assets relates to the profit of £49.6m and the credit relating to share schemes of £6.9m, more than offsetting share repurchases of £34.2m and dividends paid of £14.4m. In accordance with IFRS there is no provision in the balance sheet for the 2005 final dividend as this has not yet been approved by our shareholders.

Capital expenditure, net of disposal proceeds, increased to £6.8m (2004: £4.4m). Our capital expenditure is driven primarily by two main factors; headcount and the maintenance and enhancement of our IT systems.

The most significant item in the balance sheet is trade receivables which were £82.7m at 31 December 2005 (2004: £69.3m) representing debtor days of 49 (2004: 47 days).

Cash flow

At the start of the year the Group had net cash of £12.2m.

During the year the Group generated net cash from operating activities of £65.4m (2004: £35.7m) being £72.7m (2004: £45.3m) of EBITDA, an increase in working capital requirements of £8.5m (2004: £5.8m), movements in provisions of £0.6m (2004: £5.1m), and profit on disposal of our French contractors business of £0.6m.

The principal payments have been:

- £6.8m (2004: £4.4m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
- taxes on profits of £10.1m (2004: £4.8m);
- dividends of £14.4m (2004: £12.6m); and
- share repurchases of £34.2m (2004: £24.1m).

At 31 December 2005 the Group had net cash balances of £13.1m (2004: £12.2m).

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings, and to operate the Group's business while maintaining the net debt/cash position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares for which renewal of the existing general authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided from Group cash resources or by local overdraft facilities.

The main functional currencies of the Group are Sterling, Euro, US Dollar and Australian Dollar. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

Stephen Puckett
Group Finance Director

BOARD OF DIRECTORS

Sir Adrian Montague CBE (58)
Non-Executive Chairman

Sir Adrian Montague is Non-Executive Chairman of British Energy plc, Friends Provident plc and Infrastructure Investors Limited. From 1997 to 2001 he held senior posts concerned with the implementation of the Government's policies for the involvement of the private sector in the delivery of public services, first as Chief Executive of the Treasury Taskforce and then as Deputy Chairman of Partnerships UK plc. He was Deputy Chairman of Network Rail from 2001 to 2004 and Non-Executive Chairman of Cross London Rail Links Limited from 2004 to 2005. He spent his early career as a solicitor with Linklaters & Paines before joining Kleinwort Benson in 1994. Sir Adrian is also a Non-Executive Director of CellMark AB, the pulp and paper marketing company based in Gothenburg. He was awarded a CBE in 2001 and a knighthood in 2006. He was appointed Non-Executive Director of Michael Page International plc on 27 February 2001, and appointed Chairman on 22 May 2002.

Terry Benson (54)
Chief Executive

Terry Benson joined Michael Page in 1979 and was appointed to the Board in 1983. In 1986 he was promoted to Managing Director of the Group's marketing recruitment businesses and in January 1988 to Managing Director of the Group. In 1993 he was appointed Chief Executive of the Group. He will stand down as Chief Executive at the forthcoming Annual General Meeting in May and will leave the Company at the end of 2006.

Stephen Box (55)
Independent Non-Executive Director, Senior Independent Director

Stephen Box qualified as a Chartered Accountant at Coopers & Lybrand where he spent more than 25 years, 15 of these as a partner. From August 1997 to November 2002 he was Finance Director of National Grid. He is a member of the Financial Reporting Review Panel and a Non-Executive Director of South East Water Limited (SEW) and Wales and West Utilities Ltd (WWU). Stephen has experience of Audit Committees as a partner at Coopers & Lybrand, as an Executive Director of National Grid attending Audit Committees, and as a Non-Executive Director chairing the Audit Committees of SEW and WWU. He was appointed a Non-Executive Director of Michael Page International plc on 27 February 2001.

Charles-Henri Dumon (47)
Managing Director – Continental Europe and The Americas

Charles-Henri Dumon joined Michael Page in 1985 and was appointed a Director in 1987. Since then he has had full responsibility for the Group's operations in France and has managed the Group's entry into Southern Europe and South America. He was appointed as Managing Director for all Michael Page's Continental European and South American businesses in January 2001. His responsibilities were increased to include North America in January 2006.

Steve Ingham (43)
Managing Director – UK
Chief Executive Designate

Steve Ingham joined Michael Page in 1987 as a consultant with Michael Page Marketing and Sales. He was responsible for setting up the London marketing and sales businesses and was promoted to Operating Director in 1990. He was appointed Managing Director of Michael Page Marketing and Sales in 1994. Subsequently he has taken additional responsibility for Michael Page's Retail, Technology, Human Resources and Engineering businesses. He was promoted to the Board as Executive Director of UK Operations in January 2001, and subsequently to Managing Director of UK Operations in May 2005. He was appointed Chief Executive Designate in December 2005.

Tim Miller (48)
Independent Non-Executive Director

Tim Miller was appointed to the Board on 15 August 2005 and became Chairman of the Remuneration Committee on 16 September 2005. He is also a member of the Audit and Nomination Committees. Tim has wide experience in human resources and has held a number of senior HR and business roles in the information technology, retail and pharmaceutical sectors. He is currently a Director of Standard Chartered Bank, responsible for HR, Corporate Real Estate, Corporate Secretariat, Compliance and Regulatory Risk, Internal Audit and Legal.

Stephen Puckett (44)
Group Finance Director

Stephen Puckett qualified as a Chartered Accountant with BDO Binder Hamlyn. He joined Wace Group plc in 1988 as Director of Corporate Finance, subsequently being promoted to Group Finance Director in 1991. He was Group Finance Director of Stat Plus Group plc in 2000, and appointed Group Finance Director of Michael Page International plc in January 2001. He is a Non-Executive Director of SHL Group plc and chairs its Audit Committee.

Hubert Reid (65)
Independent Non-Executive Director

Hubert Reid is Chairman of Enterprise Inns plc and of the Midas Income and Growth Trust PLC and Deputy Chairman of Majedie Investments PLC. He was previously Managing Director and then Chairman of the Boddington Group plc, Chairman of Ibstock Plc, Bryant Group plc and the Royal London Group. He was appointed a Non-Executive Director of Michael Page International plc on 25 February 2003. Hubert has been a member of various Audit Committees since 1993 including Bryant Group plc, Ibstock Plc, Greenalls Group plc, Royal London Group, Midas Income and Growth Trust PLC, Enterprise Inns plc and Majedie Investments PLC.

EXECUTIVE COMMITTEE

In addition to the Executive Directors, the Executive Committee comprises Chris Adams (Regional Managing Director - Asia Pacific) and Andrew Wayland (Chief Information Officer).

Chris Adams (43)
Regional Managing Director - Asia Pacific

Chris Adams joined Michael Page Marketing in Birmingham in 1987 and transferred to Australia in 1990. He was appointed a Director in 1996 and Managing Director of Michael Page Australia in 1998. He was appointed Managing Director of the Asia Pacific region in May 2000.

Andrew Wayland (39)
Chief Information Officer

Andrew Wayland was the UK IT Business Management Director of PricewaterhouseCoopers where he worked for over 10 years in the internal IT functions. He brings extensive experience in establishing IT strategy and innovation to support the wider business strategy, and integrating technology teams. He was appointed Chief Information Officer of Michael Page in December 2005.

Principal activity and review of the business and future developments

The Group is one of the world's leading specialist recruitment consultancies. The Group's trading results are set out in the financial statements on pages 48 to 79. Details of the Group's strategy, outlook and review of operations are described in the Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 17 to 21.

Directors and interests

The following were Directors during the year and held office throughout the year other than as shown below.

Sir Adrian Montague CBE‡ (Chairman)
Terry Benson (Chief Executive)
Stephen Box‡*
Stephen Burke (resigned 25 May 2005)
Charles-Henri Dumon
Steve Ingham
Rob Lourey‡ (resigned 25 April 2005)
Tim Miller‡ (appointed 15 August 2005)
Stephen Puckett
Hubert Reid‡

‡ Non-Executive Directors
* Senior Independent Director

In accordance with the Company's Articles of Association, Tim Miller, who was appointed as a Non-Executive Director on 15 August 2005, will retire at the Annual General Meeting and, being eligible, offers himself for election.

In addition, Stephen Puckett and Hubert Reid will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election.

Biographical details for all the current Directors are shown on pages 22 and 23.

The beneficial interests of Directors in office at 31 December 2005 in the shares of the Company at 31 December 2005 and at 27 February 2006 are set out in the Remuneration Report on page 38.

All of the Executive Directors are deemed to have an interest in the ordinary shares held in the Employee Benefit Trust and its subsidiaries.

Results and dividends

The profit for the year after taxation amounted to £49.6m (2004: £34.3m).

A final dividend for 2004 of 2.75 pence per ordinary share was paid on 3 June 2005. An interim dividend of 1.5 pence per ordinary share was paid on 14 October 2005. The Directors recommend the payment of a final dividend for the year ended 31 December 2005 of 3.5 pence per ordinary share on 5 June 2006 to shareholders on the register on 5 May 2006 which, if approved at the Annual General Meeting, will result in a total dividend for the year of 5.0 pence per ordinary share (2004: 4.0 pence).

Share capital

The authorised and issued share capital of the Company are shown in note 18 to the financial statements.

At the Annual General Meeting held on 27 May 2005 the Company renewed its authority to make market purchases of its own ordinary shares up to a maximum of 10% of the issued share capital.

During the year, the Company purchased 16.8m shares which were placed in treasury. The nominal value of these shares was £0.2m and represented 4.8% of the issued share capital. The shares were purchased for a consideration of £34.2m including expenses. On 28 December 2005 all 24.6m shares held in treasury were cancelled.

Substantial shareholdings

As at 27 February 2006, the Company has been notified of the interests held in more than 3% of the issued share capital of the Company as shown in Fig.1. below.

Fig.1. Substantial Shareholdings

Holder	Number of ordinary shares	% of issued share capital
Harris Associates	39,232,100	11.75
Silchester International Investors	25,683,231	7.69
Barclays plc	19,905,287	5.96
AXA Investment Managers UK Limited	19,560,090	5.86
Legal & General	12,780,166	3.83
Capital International Limited	12,311,486	3.69

Corporate social responsibility (CSR)

The Board recognises its responsibilities in respect of social, environmental and ethical (SEE) matters, with the UK Managing Director having Board responsibility for Group Environmental Management. The Directors continually monitor all risks to its businesses, including SEE risks, which may impact the Group's short and long term value. During 2005 no significant SEE risks were identified. The Company is also a member of the FTSE4Good Index Series designed to measure the performance of, and facilitate investment in, those companies meeting globally recognised standards of corporate responsibility.

The Group's policies on CSR matters are described in the following paragraphs.

(a) Environmental policy

The Group does not operate in a business sector which causes significant pollution but the Board recognises that the business does have an impact on the environment. The Board is committed to managing and improving the way in which our activities affect the environment by:

- optimising the use of energy;
- ensuring the efficient use of materials;
- encouraging re-use and recycling; and
- incorporating the principle of sustainable development.

During the year, the Group has continued to allocate a significant amount of time and resource to further identify where its activities have an impact on the environment. An environmental review was again undertaken jointly by Michael Page International plc, and Green-Works Consulting, an external firm of environmental consultants.

This review is carried out annually in accordance with the guidance as laid down by the Department for Environment, Food and Rural Affairs (DEFRA), and the Global Reporting Initiative (GRI), an independent, international institution established to create a common framework for sustainability reporting worldwide.

The current environmental report, which covers our UK businesses only, will shortly be available on the Michael Page website. A summary of its findings during 2005 is shown in Fig.2. below.

Waste

- 274 tonnes of waste was generated by UK offices. Our current national recycling rate is 16% from recycling confidential paper and toner cartridges.
- Through recycling, Michael Page in the UK has saved 677 trees and saved a total of 230m^3 landfill space.

Energy

- 3,587,058 kWh of electricity was consumed in the UK, which converts to 1,542,440 $kgCO_2$.
- 2,272,919 kWh of gas was consumed in the UK, which converts to 431,855 $kgCO_2$.

Water

- In the UK, Michael Page consumed 22,991 m^3 of water.

Transport

In total, UK employees travelling to and from work converts to 1,841,860 $kgCO_2$.

Fig.2. UK Waste Generation



	Annual weight generated (tonnes)	% of total waste
Confidential waste	40	15%
Toners	2	1%
Mixed office paper	96	35%
Food waste and packaging	94	34%
Aluminium cans	2	1%
Glass bottles	5	2%
Plastic bottles & plastic cups	5	2%
Cardboard	13	5%
Miscellaneous	17	5%
Total	274	100%

DIRECTORS' REPORT

(b) Charitable donations

The Group made charitable donations of £70,245 during the year (2004: £44,037). Included in donations are amounts made to the Tsunami Appeal, and various local charities serving the communities in which the Group operates. Subject to certain restrictions, the Group matches charitable donations made by employees. It is the Group's policy not to make political donations either in the UK or overseas.

(c) Employee involvement

Employees are involved in all aspects of the business. Michael Page International is featured in The Sunday Times 100 Best Companies to Work For and received particular commendations for organic growth, people development and individual contribution to the business.

Communication with employees is effected through the Company's Intranet, information bulletins, briefing meetings conducted by senior management and formal and informal discussions. Interim and Annual Reports are available to all staff. Informal communication is further facilitated by the Group's divisional organisation structure.

(d) Equal opportunity and diversity

The Group endorses and supports the principles of equal employment opportunity. It is the policy of the Group to provide equal employment opportunity to all qualified individuals which ensures that all employment decisions are made, subject to its legal obligations, on a non-discriminatory basis. Due consideration is given to the recruitment, promotion, training and working environment of all staff including those with disabilities. It is the Group's policy to encourage the training and further development of all its employees where this is of benefit to the individual and to the Group.

Throughout 2005, the Group monitored the diversity of its UK employees, 79% of whom to date have completed the voluntary request for information. The analysis indicates a split of 55% female, 44% male, with 1% declining to answer, and regarding origin, 89% white, 10% ethnic origin and 1% declining to answer. The UK 2001 Census showed a total ethnic population of 7.9%. Similar monitoring will be carried out during 2006.

The Group recognises the importance of diversity in the workplace for both our own and our clients' businesses. We are committed to increasing the recognition of our brand amongst a more diverse audience, and to encourage development of an increasingly diverse candidate database together with our workforce. Our monitoring of our candidate databases confirms that the brand attracts candidates from a wide range of backgrounds.

We strive to ensure that we offer our clients the most qualified candidates on the basis of their relevant aptitudes, skills and abilities and that such candidates are drawn from diverse backgrounds.

In 2005, the Group joined Race for Opportunity (RfO), part of Business in the Community, a UK movement of over 700 member companies whose purpose is to inspire, challenge and support business in improving its impact on society. On completion of the benchmarking, Michael Page International plc was credited in the 'Best Newcomer' Category. As a result, the Group has taken a number of proactive steps to enhance its position on diversity and works closely with a number of clients to share ideas/best practice, and to offer expertise to minority groups.

The Group is currently working with RfO on the 2006 benchmarking exercise, the results of which will be reviewed by the Diversity Steering Group, which is chaired by an Executive Director, and its recommendations presented to the Board for consideration in all territories.

(e) Health and safety

It is the policy of the Group to take all reasonable and practicable steps to safeguard the health, safety and welfare of its employees, visitors and other persons who may be affected by its activities. In order to meet these responsibilities the Group will:

- assess the risks to health and safety;
- implement safe systems at work;
- provide information, instruction and training;
- establish and maintain emergency procedures; and
- regularly review health and safety policies and procedures.

The Group is being proactive in our approach to health and safety by monitoring proposed changes in legislation and implementing policies accordingly, and as such we comply with all statutory and regulatory requirements.

(f) Supplier payment policy

It is the policy of the Group to agree appropriate terms and conditions for transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The Company acts as a holding company for the Group. Creditor days for the Company were nil (2004: nil) as the Company does not undertake any transactions with suppliers. The Group's creditor days at the year end were 30 (2004: 38 days).

Statement of Directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report and operating and financial review which comply with the requirements of the Companies Act 1985.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors

Deloitte & Touche LLP are willing to continue in office and accordingly resolutions to re-appoint them as auditors and authorising the Directors to set their remuneration will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The resolutions to be proposed at the Annual General Meeting to be held on 23 May 2006, together with explanatory notes, appear in the Notice of Meeting set out on pages 82 and 83.

By order of the Board

Richard McBride
Company Secretary
1 March 2006

Key Account Manager

Paramount Pictures – Paramount Home Entertainment

Paramount (www.paramount.com) befinner sig i ett mycket spännande och expansivt läge på den nordiska filmmarknaden. Vi söker nu därför en Key Account Manager till vår nordiska organisation med placering i Stockholm. Tjänsten rapporterar direkt till Försäljningschef Sverige som är placerad på huvudkontoret i Göteborg.

Stockholm

Huvudsakliga arbetsuppgifter blir att:

- huvudansvar för att utveckla och underhålla nyckelkunder inom detalj- och dagligvaruhandel samt mailorder segmentet inom Paramount
- tillsammans med ledning ta fram kund/affärsplaner för såväl nya som befintliga kunder och arbeta med dessa över tiden
- anpassa marknadsmaterial för att passa behovet hos individuella kunder/kundgrupper
- fungera som representant för Paramount vid kundaktiviteter och events

Vi söker kandidater med följande profil:

- Civilekonom eller motsvarande
- minst fyra års erfarenhet som Säljare/KAM med snabbrörliga konsumentvaror
- stor självständighet och förmåga att driva affärer utan lokal uppbackning
- utmärkt förmåga att skapa gemensam målbild med kunder för att bygga och utveckla långsiktiga relationer med dem
- kunskap kring mailorder/postorder är meriterande

Paramount Pictures är en av världens största filmproducenter och det äldsta filmbolaget med adress i Hollywood. Filmbolaget har distribuerat filmer såsom t.ex Gudfadern, Mission: Impossible och Collateral världen över. Paramount Pictures distribuerar sina filmer på video och DVD i fler än 45 länder via Paramount Home Entertainment. Paramount Pictures tillhör Viacom, en av världens största mediekoncerner. Viacom har 127.770 anställda, 26,6 miljarder US dollar i intäkter och en årsomsättning på [illegible].

Vill du ta chansen och bli en del av Paramount? Skicka då din ansökan med referens JWR112166 snarast till Jonas Wagermark, ansvarig konsult på Michael Page. Ansökan skickar du per mail till sweden@michaelpage.se

Michael Page International is a world leading recruitment consultancy
118 offices in 16 countries worldwide | www.michaelpage.se

Michael Page
SALES & MARKETING

Responsable Développement RH

Johnson & Johnson – Neutrogena – RoC

Johnson & Johnson, leader mondial dans le domaine de la santé, développe son pôle cosmétique, avec des marques phares comme RoC, Neutrogena, etc.

Issy-les-Moulineaux (92) H/F

Rattaché(e) à la DRH, vous serez responsable du développement de la formation, de la communication et des rémunérations. En collaboration avec les différents RRH, vous piloterez l'ensemble du processus de formation (de la création du plan à son application). Par ailleurs, vous développerez et optimiserez les outils de communication RH. De plus, vous serez en charge des études de rémunérations ainsi que de leurs exploitations. Véritable acteur(trice) du pôle RH, votre rigueur, votre enthousiasme et votre force de proposition vous permettront de mener à bien votre mission.

De formation supérieure en Ressources Humaines, vous justifiez d'une expérience d'environ 3 à 5 ans au sein d'un environnement international.

La maîtrise de l'anglais est indispensable.

Merci d'adresser votre CV par e-mail (format WORD) : rh@michaelpage.fr avec en objet la réf. HIPE 518491 à Isabelle Petit-Crespeau (Bureau de Neuilly-sur-Seine).

www.michaelpage.fr

Michael Page
RESSOURCES HUMAINES

Produktchefer

Pressbyrån – 7-Eleven

Reitan Servicehandel Sverige AB är en rikstäckande franchisekedja inom servicehandeln med ca 400 butiker. Reitan Servicehandel driver varumärkena Pressbyrån och 7-Eleven. De har tillsammans en varuomsättningen på ca 2,5 miljarder SEK och en total omsättning 5,8 miljarder SEK.

Reitan Servicehandel ägs av det norska bolaget Reitan Handel AS som är verksamt inom affärsområdena dagligvaruhandel, servicehandel och distribution.

Vi söker nu, för vår klients räkning två Produktchefer. Den ena för Spel & Tjänster och den andra för Konfektyr & Dryck. Båda tjänsterna är placerade på huvudkontoret i Stockholm och rapporterar till Inköpschefen.

Stockholm

Dina främsta uppgifter blir att:

- förhandla fram och upprätta inköpsavtal för Pressbyrån och 7-Eleven gentemot leverantörer
- ansvara för trend- och konsumentbeteende analys för att optimera produkt/sortiments utbud
- resultatansvar för respektive varugrupp
- initiera, boka och följa upp kampanjerbjudanden för Spel & Tjänster/Konfektyr & Dryck

Vi söker kandidater med följande profil:

- Civilekonom eller motsvarande med fem års erfarenhet av inköp/försäljning, gärna från konsument/dagligvaruhandel
- stor vana av pris- och avtalsförhandlingar
- analytisk och resultatinriktad med god förmåga att bygga långsiktiga affärsrelationer
- hög affärsmoral i kombination med en positiv och stark drivkraft

Vill Du ta chansen att arbeta för Reitan Servicehandel AB? Skicka Din ansökan till sweden@michaelpage.se med referens JDA111641 till Jenny Danell för Spel & Tjänster och RNA111642 till Robert Norling för Konfektyr & Dryck, ansvariga konsulter på Michael Page.

Michael Page International is a world leading recruitment consultancy
118 offices in 16 countries worldwide | www.michaelpage.se

Michael Page
SALES & MARKETING

DIRETTORI DI NEGOZIO

BANG & OLUFSEN



Il candidato ideale dovrà, in completa autonomia ed in accordo con le politiche aziendali, gestire le seguenti attività:

- raggiungere gli obiettivi di fatturato del punto vendita;
- garantire le redditività del proprio punto vendita;
- monitorare qualità del servizio, merchandising, logistica e politica prezzo;
- analizzare i dati di vendita dei prodotti (phase in - phase out) monitorando l'attività di reporting;
- coordinare iniziative PR.

Il candidato ideale, di cultura universitaria, ha un età compresa tra i 33 ed i 40 anni ed ha maturato una solida esperienza nella specifica funzione. E' indispensabile che il candidato abbia un ottima conoscenza delle problematiche legate alla gestione di un negozio. Dotato di senso estetico, sono inoltre richieste spiccate capacità relazionali, doti manageriali e di leadership unite ad una forte autonomia. E preferibile una buona padronanza della lingua inglese.

Inviare CV in formato word, con autorizzazione al trattamento dei dati anche sensibili, a sales1@michaelpage.it, indicando il riferimento MDE 153244. Informativa privacy su www.michaelpage.it. Garantiti i diritti di cui all'art. 7, D. Lgs. 196/03. Offerta per ambo i sessi. Aut. Min. Lav. 654/RS art.4, c.1, lett.d) D.Lgs. 276/03.

Michael Page International is a world leading recruitment consultancy
110 offices in 16 countries worldwide | www.michaelpage.it

Michael Page
SALES & MARKETING

Accounting Manager

Starbucks Coffee

Starbucks Coffee Trading Company (SCTC), based in Lausanne, an affiliate company of Starbucks Coffee Company, is responsible for all of Starbucks green coffee purchasing functions and continues an unwavering commitment to sourcing, roasting and delivering only the highest quality Arabica coffees.

Lausanne M/F

This job contributes to the SCTC's success by managing a team processing and reporting accounting and financial information which enables business management decisions.

Key Responsibilities :

- Challenge and inspire direct reports to achieve business results ;
- Develop organizational capacity through long-term development of team ;
- Develop strategic and operational plans for the work group, managing execution, measuring results ;
- Applies accounting policies and procedures to reflect current company direction and compliance with US GAAP standards ;
- Manage all day to day activities, including but not limited to general accounting, cost & inventory accounting, payroll and financial reporting ;
- Participates in implementation of systems directly utilized by Finance organization, including defining system requirements, testing and training.

Who are we looking for ?

A leader with international experience and local knowledge of doing business in Switzerland. This individual should be an established professional within the financial world, with at least 8 years experience in working for global organizations. The successful candidate integrates easily into our fast paced, global operations, and is motivated to expand leadership opportunities and areas of responsibility.

Knowledge, skills and abilities :

- Solid knowledge of US GAAP and Swiss statutory requirements ;
- Previous experience in accounting, budgeting/reporting and controlling ;
- Inventory management and transfer pricing a strong plus ;
- Overview of commodity trading and hedging a plus ;
- Strong systems knowledge and comfort level. Experience in Enterprise Resource Planning (SAP, Oracle, PeopleSoft, Baan) processing, controls, and improvements coordination ;
- Fluent in English (working language) and French. Spanish a plus.

Applications should be sent by e-mail to finance@michaelpage.ch, to Ariel Barack quoting reference FABR 10841 (25, Quai des Bergues CH - 1201 Genève).

112 offices in 16 countries worldwide
www.michaelpage.ch

Michael Page
FINANCE

Finance Manager

CARGLASS®

Carglass Suisse SA fait partie du groupe international "Belron", présent dans plus de 25 pays et spécialisée dans le remplacement et la réparation de vitrage automobile. Installé depuis 2001 à Genève, Carglass Suisse SA recherche son Finance Manager afin de soutenir sa très forte croissance sur le territoire national.

Nyon H/F Package Attractif

Vous êtes responsable du département finance, vous reportez directement à la Direction Générale et vous managez l'équipe administrative.

Vos principales missions sont :

- Avoir une responsabilité globale sur la comptabilité clients et fournisseurs ;
- Suivre, contrôler et analyser les marges et prix de vente moyens ;
- Définir, proposer et mettre en place de nouveaux indicateurs de gestion ;
- Fournir une information précise, fiable et ponctuelle pour répondre aux besoins de la Direction ;
- Respecter les procédures et délais pour la réalisation des budgets, des prévisions et des processus de fin d'année ;
- Suivre la gestion des engagements de dépenses et analyse des écarts ;
- Réaliser et analyser le reporting mensuel en respectant les délais ;
- Etre responsable du contrôle interne et des procédures et maintenir un système d'information efficace afin de répondre aux besoins du département financier ;
- Fixer des objectifs de performance réalistes mais ambitieux, en adéquation avec les objectifs de l'entreprise.

Profils requis :

- Vous parlez couramment français, allemand et anglais, l'italien est un plus.
- Vous avez un diplôme d'études supérieures, type HEC, HES ou université, ou êtes en possession d'un Brevet Fédéral en Finance et Controlling ;
- Vous justifiez au minimum de 5 années d'expérience professionnelle dans un environnement dynamique, une expérience dans une entreprise organisée par centre de profits serait un plus ;
- En plus de bases solides en comptabilité/reporting (IFRS), vous êtes une personne analytique, opérationnelle et ayant de très bonnes qualités relationnelles ;
- Doté de très bonnes connaissances IT, avoir participé à la mise en place d'un SI serait un plus ;
- Vous avez une vision stratégique de votre fonction et de l'entreprise ;
- Vous avez l'esprit d'équipe et êtes orientés clients et résultats.

Merci d'adresser votre CV par e-mail (format WORD) : finance@michaelpage.ch avec en objet la référence FCPR 12182 à Charles Frantar (Bureau de Genève).

112 offices in 16 countries worldwide
www.michaelpage.ch

Michael Page
FINANCE

Regional Financial Analyst

INTERGRAPH

Our client, Intergraph is the world leader in delivering software and services for the management and visual representation of complex information. Their commitment to the customers and markets they serve, history of innovation, and proven solutions span 35 years. Governments and businesses in over 100 countries around the world rely on their technology and services to support better and faster operational decisions. Intergraph is seeking to recruit a Regional Financial Analyst, member of an Eastern/Nordic Europe team managed out of Warsaw.

Warsaw

- Bachelor or University degree (Business Administration, Certified Auditor)
- Minimum 3 years experience in a financial analyst/controllers position, preferably in an international environment
- Knowledge of US-GAAP accounting principles
- Knowledge of project accounting is an advantage
- Experienced in Microsoft Office
- Excellent analytical, social and communication skills
- Ability to work independently and under pressure
- Fluent in English, other languages are an advantage
- Monthly consolidation, reporting and analysis of financial results
- Monthly management reporting for both the Division Headquarters and the regional and local Management
- Intermediate between the Division Headquarters and the Management in Europe
- Providing the Division Management in Europe with financial information, advice and support
- Work closely with Regional VP to build up knowledge and maintain databases of key items (orders, installed base/maintenance base, projects, organization)
- Prepare and consolidate plans and forecasts for the region, in close cooperation with the management
- Support Division Management in the region (provide comments and advice, etc).

Please send your CV in Polish and English quoting reference number WPDM/1218 via e-mail to: pl.war.fin@michaelpage.pl
Prosimy także o dopisanie klauzuli: "Wyrażam zgodę na przetwarzanie danych osobowych zawartych w mojej ofercie przez firmę Michael Page International, dla potrzeb niezbędnych do realizacji procesu rekrutacji (zgodnie z Ustawą z dn. 29.08.1997 roku o Ochronie Danych Osobowych Dz. U. Nr 133 poz. 883)". Jednocześnie informujemy, że zgłoszenia bez powyższej klauzuli nie będą rozpatrywane.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries | www.michaelpage.pl

Michael Page
FINANCE


Vincere
con noi
KINGFISHER
DIRETTORI DI NEGOZIO
Michael Page

Managing Director

Mit mehr als 25 Jahren Erfahrung in Akquisition, Sanierung und Vertrieb von hochwertigen Wohnimmobilien und einem Asset Value von mehr als einer Milliarde Euro gehört unser Mandant zu den europaweit führenden Unternehmen in seinem Segment. Im Zuge der internationalen Expansion besetzen wir zum nächstmöglichen Zeitpunkt den Managing Director für die deutsche Repräsentanz.

Berlin ◆ m/w ◆ Attraktives Gehaltspaket

- Mindestens 6 Jahre relevante Erfahrung im Wohnimmobilienmarkt innerhalb einer international agierenden Gruppe
- Kenntnisse des Berliner Wohnungsmarktes von erheblichem Vorteil
- Herausragende Erfahrungen und Erfolge in Akquisitions- und Verkaufsprozessen
- Fundierte Erfahrung im Umgang mit Finanzmodellen
- Führungserfahrung
- Verhandlungssichere Englischkenntnisse sowie gute Spanischkenntnisse (von Vorteil)
- Ausgeprägte Analysefähigkeiten
- Überzeugendes Auftreten und durchsetzungsstarke Persönlichkeit
- Implementierung der Unternehmensstrategie zur Erreichung der Geschäftsziele
- Verantwortung für den erfolgreichen Aufbau und das weitere Wachstum der Repräsentanz
- Proaktive Beobachtung des lokalen Wohnimmobilienmarkts
- Potentialanalyse von Akquisitionsobjekten (Due Diligence)
- Anbahnung und Führung von Kauf- und Verkaufsprozessen
- Aufbau und Pflege eines Makler-Netzwerkes
- Verantwortung für die strategische Planung sowie für die Erstellung von Budgets und Forecasts
- Implementierung von Kontrollmechanismen zur Sicherung des unternehmerischen Erfolges

Diese Anzeige richtet sich an Damen und Herren zwischen 35 und 40 Jahren, die es reizt, in einem dynamisch wachsenden internationalen Umfeld gestalterisch und verantwortungsvoll zu agieren und sich durch ausgeprägten Unternehmergeist auszeichnen.

[illegible]

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.de

Michael Page
FINANCE

Key Account Executive

DIAMDEL – A De Beers Group Company

Diamdel, wholly owned by the De Beers group, was created in 1964 and has global offices in Antwerp, Johannesburg, Hong Kong, Shanghai, Mumbai, Tel-Aviv and Windhoek. It supplies rough diamonds over 500 companies worldwide.

Antwerp | M/F | Very attractive salary package

Reporting to the Sales Manager Belgium, the Key Account Executive will produce optimal financial returns for the company through the sale of rough diamonds and ensuring the continued development of the Key Account Management program, whilst adhering to Diamdel's global sales strategy.

After having followed a thorough development program, you will manage Diamdel's relationship with its existing clients and new applicants.

Your main responsibilities are to :

- develop a detailed knowledge of designated clients businesses, setting out objectives and strategies to develop the client relationship ;
- manage account profitability, by seeking out and identifying sales opportunities and by using all relevant data to propose sales strategies ;
- act as a point of contact to clients (and their brokers) for all dealings with Diamdel ;
- monitor centre statistics such as import/export data and bank data and liaise with industry bodies to maintain an informed and up to date assessment of the state of the local market and any issues (both micro and macro) affecting the center ;
- liaise with internal contacts and/or industry bodies and stakeholders on consumer confidence issues ;
- build and maintain Diamdel's intellectual capital through utilisation of the KAM system reports and presentations ;
- prepare goods for sale and arrange for their inspection by clients.

You have a minimum of 5 years commercial experience in a dynamic Business-to-Business environment.

You are fluent in English. A good knowledge of Dutch or French is a valuable asset.

You will have high-level contacts within this industry-leading and dynamic multinational company. Therefore, you must have excellent analytical, communication and presentation skills, strong business acumen, as well as interpersonal, negotiation and consensus-building capacities. You motivate teams and are at ease in environments requiring flexibility and adaptability.

Diamdel offers an attractive compensation package as well as a unique opportunity to build a successful career within a privileged sector.

Applications should be sent to Frédéric Ackermans by e-mail on sales@michaelpage.be, quoting reference number BMFA 496705/V

Michael Page International is a world leading recruitment consultancy
110 offices in 16 countries worldwide | www.michaelpage.be

Michael Page
SALES & MARKETING

GE is a diversified technology, media and financial services company dedicated to creating products that make life better. GE operates in more than 100 countries and employs more than 300,000 people worldwide.

For GE Security, a leading manufacturer in electronic security, we are looking for several positions within the Belgian Sales office based in Brussels (Zaventem).

Technical Support Manager

Zaventem | M/F | BCDV 494948/V

You have full responsibility for the Technical Commercial Support function of GE Security Belgium. You provide training and guidance offered to the clients and internal departments regarding introductions of new technologies in the product portfolio. You are an active member of the Belux Management team and supervise four people. You have a technical education in electrical or electronics with 8-10 years of experience. You are strong in teamwork, able to manage and to drive people effectively with a high level of autonomy and of decision-making, able to initiate projects and changes. You are fluent FR-NL-EN.

Vertical Marketing Manager

Zaventem | M/F | BCDV 494946/V

You are responsible for visibility of the effective value GE delivers to the target markets. As such you establish contacts with possible key accounts and major projects and ensure negotiations at these levels. You work with sales teams to pilot new ways to go to market in the industry. You have a technical education in electrical or electronics with 8-10 years of experience. You have the ability to influence others, set vision and lead organization to achieve assigned projects. You can negotiate at all levels of the client's organization. You are fluent FR-NL-EN.

Area Sales Manager

Wallonia | M/F | BBDV 494951/V

Your objective is to increase sales and general profit, obtaining annual corporate objectives. You align with customers using a consultative sales approach to match the solution to identified needs. You take part in trade shows, conferencing and marketing events. You have a technical education in electrical or electronics with 5-8 years of experience in B2B sales. You are independent, self-motivated and self-organized. You have a strong Customer focus and desire to grow profitable sales. You are fluent FR-NL-EN.

Applications should be sent to Benjamin Verpoort by e-mail on engineering@michaelpage.be quoting mentioned reference number.

Michael Page International is a world leading recruitment consultancy
110 offices in 16 countries worldwide | www.michaelpage.be

Michael Page
ENGINEERING

British American Tobacco, n°2 mondial dans le secteur du tabac, implanté dans 180 pays, leader dans plus de 50 pays avec 90 000 collaborateurs animés par la même volonté : faire de notre groupe le n°1 mondial sur son marché. Alors, si vous aimez vous surpasser, il est grand temps de nous rencontrer.

British American Tobacco France

Délégué(e) Commercial(e) Débits de Tabac Fixe et Volant(e) H/F CDI

Région Grand Ouest : Réf. VCBR 517707 – Région Nord Ouest : Réf. VCBR 517709 – Région Nord Est : Réf. VCBR 517714
Région Sud Est : Réf. VCBR 517716 – Région Ile-de-France : Réf. VCBR 517718

[illegible]

Délégué(e) Commercial(e) CHR Fixe et Volant(e) H/F CDI

[illegible]

[illegible]

Délégué(e) Téléventes H/F CDI

Boulogne Billancourt (92) : Réf. VCBR 518039

[illegible]

Merci d'adresser votre CV à notre conseil Michael Page par e-mail [illegible] commercial@michaelpage.fr avec en objet la référence choisie à Charlotte Brard (Bureau de Neuilly-sur-Seine).

Michael Page
COMMERCIAL

Manager & Associate - Corporate Finance

KPMG

KPMG jest globalną siecią firm świadczących profesjonalne usługi doradcze. Na świecie obecnie pracuje 94 000 osób w 148 krajach. Od 15 lat działamy na polskim rynku, gdzie pracuje łącznie 800 osób. Grupa Corporate Finance działa w ramach Działu Doradztwa Finansowego i specjalizuje się w strategicznym i finansowym doradzaniu przy fuzjach i przejęciach, organizowaniu finansowania oraz wycenie przedsiębiorstw. W związku z dynamicznym rozwojem poszukujemy osób na następujące stanowiska:

Warszawa

- Minimum 4 lata (Manager) i 3 lata (Associate) doświadczenia w pracy w dziedzinie Corporate Finance
- Wyższe wykształcenie ekonomiczne
- Doświadczenie w dziedzinie doradztwa finansowego, projektów M&A i/lub wycen oraz biegłość modelowania finansowego
- Solidna wiedza na temat bieżącej sytuacji ekonomicznej i znajomość rynku transakcji M&A
- Biegła znajomość języka angielskiego w mowie i w piśmie
- Umiejętność twórczego myślenia i pracy w zespole
- Doskonała umiejętność obsługi komputera
- Efektywna komunikacja z klientem
- Zarządzanie minimum 3 projektami jednocześnie

Zainteresowane osoby prosimy o przesłanie CV, w języku polskim i angielskim oraz podanym numerem referencyjnym WPRS/1122 do Radosława Szafrańskiego na adres: pl.war.fin@michaelpage.pl Prosimy także o dopisanie klauzuli: „Wyrażam zgodę na przetwarzanie danych osobowych zawartych w mojej ofercie przez firmę Michael Page International, dla potrzeb niezbędnych do realizacji procesu rekrutacji (zgodnie z Ustawą z dn. 29.08.1997 roku o Ochronie Danych Osobowych Dz. U. Nr 133 poz. 883)". Jednocześnie informujemy, że zgłoszenia bez powyższej klauzuli nie będą rozpatrywane.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries | www.michaelpage.pl

Michael Page
FINANCE


aan zijn HR project, wij wel

Director General

Michael Page

Ekonomichef

AKZO NOBEL

Akzo Nobel (www.akzonobel.com) förser kunder över hela världen med läkemedel, färg och kemi. Koncernens omsättning för 2004 uppgick till cirka SEK 115 miljarder. Akzo Nobel har för närvarande 62 000 medarbetare i över 80 länder och huvudkontoret ligger i Nederländerna. I Sverige har Akzo Nobel ca 4 200 anställda på ett 30-tal platser. Två av koncernens 14 affärsområden har sitt huvudkontor i Sverige.

Akzo Nobel AB är det svenska landskontoret för samordning och till stöd för de affärsdrivande bolagen i Norden. Vi söker för Akzo Nobel AB:s räkning en Ekonomichef med placering i Nacka. Ekonomichefen beräknas på några års sikt ta över ytterligare kvalificerade arbetsuppgifter då den nuvarande Ekonomidirektören inom två års tid går i pension.

Stockholm

Dina huvudsakliga arbetsuppgifter blir att:

- leda redovisningsgruppen som består av två medarbetare
- ansvara för moderbolagets redovisning, samt redovisning för ett antal mindre koncernbolag och den operativa rapporteringen till huvudkontoret, inklusive skatterapportering för den svenska skattegruppen
- löpande kvalificerade redovisningsfrågor, IFRS, SOX
- ansvara för bokslutsarbetet och utredningar samt att löpande utveckla redovisningssystemet (Scala)
- arbeta med projektbetonade uppgifter t ex. skatteplanering, löpande skattekonsultationer mm

Vi söker kandidater med följande profil:

- Civilekonom med inriktning på redovisning och finansiering och genuint redovisningsintresse
- ca fem års erfarenhet som revisor från "Big 4", därefter minst fyra till fem års redovisningserfarenhet från större företag
- erfarenhet av skatteplanering i Sverige genom att styra koncernbidrag, skatteeffektivitet vid omstruktureringar mm är meriterande
- intresse för bolagsbeskattningsområden samt försäkringsfrågor
- goda datakunskaper
- flytande engelska i tal och skrift

Vill Du ta chansen att arbeta för detta internationella företag? Skicka då Din ansökan med referens: TB/111982 till sweden@michaelpage.se, ansvarig konsult Thérèse Bädt, 08-545 270 40. Facklig kontaktperson för SIF är Kristina Moore, tel: 08-743 45 80.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.se

Michael Page
FINANCE

Technical Team Leader*

FourJs

Créé en 1995, FourJ's est un éditeur de logiciel à dimension internationale qui a notamment réalisé un atelier de développement compatible Informix 4GL : Genero.

Bas-Rhin (67) H/F

Votre mission consiste à participer aux efforts d'innovation de l'équipe R&D et apporter votre touche de créativité à la suite logicielle et au langage propriétaire de la société en exploitant les technologies les plus innovantes du moment.

Vous avez pour responsabilités de :

- augmenter l'efficacité des développements et améliorer l'adéquation des produits aux besoins des clients,
- participer aux choix stratégiques quant aux évolutions à apporter aux différents produits développés par la société.

Issu(e) d'une formation d'ingénieur en informatique ou équivalent universitaire (BAC+5), vous possédez de solides compétences en C, C++, Java, Web Services, RDBMS en général, idéalement Informix, Unix (Linux) et environnements Windows... Anglais bilingue.

*Chef de Projet Technique

Merci d'adresser votre CV par e-mail (format word) : informatique@michaelpage.fr avec en objet la réf. UGU 513029 à Johann Guegan (Bureau de Neuilly-sur-Seine).

www.michaelpage.fr

Michael Page
SYSTEMES D'INFORMATION

Division Controller

Draka

Michael Page

Key Account Manager

MediaAnalyzer

Das Unternehmen MediaAnalyzer Software & Research GmbH ist ein führender Anbieter für internet-gestützte Marketing- und Werbetests. Durch effiziente Integration innovativer Hilfsmittel wie Aufmerksamkeitsanalyse mit Attention Tracking und Befragung konnte dieses Unternehmen sich eine breit gestreute, internationale Klientel aufbauen. Zur Sicherung einer kompetenten Betreuung des bestehenden Kundenstammes sowie dessen Ausbau, suchen wir zum nächstmöglichen Zeitpunkt einen dynamischen, motivierten Key Account Manager.

Hamburg ◆ m/w ◆ Attraktives Gehaltspaket

- Erfolgreich abgeschlossenes marktforschungsrelevantes Hochschulstudium
- Ungefähr 5 Jahre relevante Berufserfahrung in verantwortlicher Tätigkeit im Umgang mit entscheidungsnahen Geschäftskunden (Ideal: Branchenerfahrung im Bereich Marktforschung oder Marketing-Beratung)
- Erfahrung in der Betreuung und Steuerung komplexer Geschäftsprozesse oder Projekte
- Erfahrung in der Führung und Motivation von Mitarbeitern
- Sichere Kenntnisse im Umgang mit gängiger Office-Software (idealerweise zusätzliche Erfahrung im Umgang mit Datenbanken und/oder CRM-Systemen)
- Fließende Deutsch- und Englischkenntnisse in Wort und Schrift
- Außerordentliche soziale Kompetenz, Kommunikationsfähigkeiten und Repräsentativität
- Verantwortungsvolle Betreuung von im Vorfeld definierten Key Accounts sowie Ausbau der bestehenden Geschäftsbeziehungen im In- und Ausland
- Betreuung weiterer bestehender Kontakte, Wiederbelebung ruhender Geschäftsbeziehungen sowie Erweiterung des Kundenportfolios
- Eigenverantwortliche Leitung, Steuerung und Begleitung von Marktforschungsprojekten in bedürfnisorientierter Abstimmung mit dem Kunden
- Fachliche und disziplinarische Leitung wechselnder und fester Projektteams
- Eigenverantwortliche Konzeptionierung von Kundenbindungsmaßnahmen hinsichtlich der Key Accounts
- Enge Zusammenarbeit mit der Leitung der Vertriebsniederlassungen

Diese Anzeige richtet sich an Damen und Herren zwischen 30 und 35 Jahren, die es reizt, in einem modernen, dynamischen und international geprägten Umfeld gestalterisch und verantwortungsvoll zu agieren und die sich durch ausgeprägte „Hands-on"-Arbeitsweise auszeichnen.

Bitte senden Sie uns Ihre Bewerbungsunterlagen zu Händen Herrn Gunnar Belden unter Angabe der Referenznummer SBGB/89572 per E-Mail an: hamburg.smc@michaelpage.com oder bewerben Sie sich online über www.michaelpage.de.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.de

Michael Page
SALES & MARKETING

Leiter Rechnungswesen

SGS INSTITUT FRESENIUS

Michael Page

Plant Manager (Automotive)

Michael Page

The Board of Directors has a strong commitment to high standards of corporate governance and has made significant progress in applying the main and supporting principles of corporate governance as recommended in Section 1 of the Combined Code on Corporate Governance, (the "2003 FRC Code"), for the year ended 31 December 2005.

Compliance with the 2003 FRC Code

The Directors consider that the Company has complied with the Code provisions set out in Section 1 of the 2003 FRC Code throughout the year ended 31 December 2005, except as stated below:

- **Board balance (code provision A3.2)** - The number of independent Non-Executive Directors does not equal that of the executives. The Board considers that the collective know-how and experience of the Non-Executive Directors provides a balanced mix of skills which matches the needs of the business and is sufficient to ensure proper governance of the Group which consists of an organically grown, single business, producing clear, transparent results. It is for these reasons that there is currently no intention to increase the number of Non-Executive Directors on the main Board to more than four, including the Chairman.
- **Composition of the remuneration and audit committees (code provision B2.1 and C3.1)** – Due to the resignation of Rob Lourey on 25 April 2005, the remuneration and audit committees did not comprise three Non-Executive Directors until the appointment of Tim Miller on 15 August 2005.
- **Meetings with shareholders (code provision D1.1)** – The Senior Independent Director has not met directly with shareholders. However, other members of the Board have met face-to-face with shareholders during the year and the issues discussed are shared collectively with all Board members. Additional understanding of shareholders' opinions is also gained from monthly brokers' reports. As a result of this information and extensive feedback from shareholder meetings, the Senior Independent Director and the other Non-Executive Directors believe they are aware of shareholders' views.

The Board and its operation

The Board of Michael Page International plc is the body responsible for corporate governance, establishing policies and objectives, and the management of the Group's resources. It is the Group's policy that the roles of Chairman and Chief Executive are separate.

The main Board currently comprises the Chairman, who has no operational responsibilities, four Executive Directors and three independent Non-Executive Directors.

All Directors are subject to retirement by rotation and re-election by the shareholders in accordance with the Articles of Association, whereby one third of the Directors retire by rotation each year. All Directors are subject to election by the shareholders at the first Annual General Meeting following their appointment. All Directors are subject to re-election every three years in accordance with the 2003 FRC Code. Tim Miller will retire and offer himself for election. Stephen Puckett and Hubert Reid will retire by rotation and offer themselves for re-election. As a result of their annual performance evaluation, the Board considers that their individual performances continue to be effective with each director demonstrating sufficient commitment to their role. The Board is therefore pleased to support their re-election at the forthcoming Annual General Meeting.

All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. There is an agreed procedure for Directors to obtain independent professional advice, if necessary, at the Company's expense.

The Board meets regularly throughout the year. It has a formal schedule of matters reserved to it and delegates specific responsibilities to Committees. During the meetings, the Board formally considers how and to whom matters covered at each meeting should be communicated and actioned beyond the Board. Decisions concerning matters of a more routine nature are dealt with by management below Board level. The structure of the Group facilitates the day to day running of the business and enables efficient and effective communication of issues to the Board when required.

The Chairman and Non-Executive Directors also met during the year without the Executive Directors being present.

Each of the Committees has formal written terms of reference which were reviewed in 2005.

The terms of reference for each committee are available on request and can be found on the Group's website. Their composition and manner in which they discharge their responsibilities are described below.

Audit Committee

The Audit Committee comprises the independent Non-Executive Directors and is chaired by Stephen Box. Their relevant qualifications and experience are shown in their biographies on pages 22 and 23.

The Committee met five times in 2005 to fulfil its duties and included attendance by the external auditors where required. The Committee also met with the external auditors during the year without the presence of management.

In 2005 the Audit Committee discharged its responsibilities as set out in the terms of reference which can be found on our website. Its principal tasks are to review the Group's internal controls, review the scope of the external audit, consider issues raised by the external auditors, and review the half-yearly and annual accounts before they are presented to the Board, focusing in particular on accounting policies and compliance, and areas of management judgement and estimates.

Objectivity and independence of external auditors

Deloitte & Touche LLP are employed to perform work in addition to their statutory duties where it is felt that they are best placed to carry out the engagement as a result of their being the Group's auditors. All other work is awarded on the basis of competitive tender.

The objectivity and independence of the external auditor is safeguarded by:

(a) obtaining assurances from the external auditor that adequate policies and procedures exist within its firm to ensure the firm and its staff are independent of the Group by reason of family, finance, employment, investment and business relationships (other than in the normal course of business);

(b) enforcing a policy concerning the provision of non-audit services by the auditor which governs the types of work:

  (i) from which the external auditor is excluded;

  (ii) for which the external auditor can be engaged without referral to the audit committee; and

  (iii) for which a case-by-case decision is required, which includes all engagements over certain fee limits.

The following areas are considered to be unacceptable for the external auditors to undertake:

- selection, design or implementation of key financial systems;
- maintaining or preparing the accounting books and records or the preparation of financial accounts or other key financial data;
- provision of outsource financial systems;
- provision of outsource operational management functions;
- recruitment of senior finance or other executives;
- secondment of senior finance or other executives;
- provision of internal audit services;
- valuation services or fairness opinions; and
- any services specifically prohibited to be provided by a listed company's external auditors under UK regulations.

The following criteria also need to be met before the external auditors are contracted to provide such services:

- the firm has the necessary skills and experience to undertake the work;
- there are no potential conflicts that may arise as a result of carrying out this activity;
- the external audit firm is subject to the company's normal tendering processes; and
- in addition to the normal authorisation procedures and prior to inclusion in a tender, approval has been given by the Group Finance Director (and the Audit Committee if the fee is to exceed £25,000).

(c) enforcing a policy of reviewing all cases where it is proposed that a former employee of the external auditors be employed by the Group; and

(d) monitoring the external auditors' compliance with applicable UK ethical guidance on the rotation of audit partners.

Remuneration Committee

The Remuneration Committee comprises the independent Non-Executive Directors. During the year it was chaired by Rob Lourey until his resignation on 25 April 2005. Hubert Reid chaired the Remuneration Committee following Rob Lourey's departure until Tim Miller's appointment as Chairman on 16 September 2005.

The Committee reviews the Group's policy on the Chairman's, Executive Directors' and senior executives' remuneration and . terms of employment, makes recommendations upon this along with the specific level of remuneration to the Board, and also approves the provision of policies for the incentivisation of employees including share schemes. The Committee meets at least twice a year and is also attended by the Chief Executive except when his own remuneration is under consideration. The Remuneration Report is shown on pages 35 to 42 and includes information on the Directors' service contracts. The terms of reference of the Remuneration Committee can be found on our website.

Nomination Committee

The Nomination Committee comprises the Non-Executive Directors and is chaired by Sir Adrian Montague. It is responsible for making recommendations to the Board on new appointments, as well as making recommendations as to the composition of the Board generally, and the balance between Executive and Non-Executive Directors appointed to the Board. The terms of reference of the Nomination Committee can be found on our website. During the year, the committee recommended the appointment of a new Non-Executive Director to replace Rob Lourey after his resignation. Detailed role profiles were agreed by the Committee before external search consultants were engaged to prepare a shortlist of potentially suitable candidates to go forward to an interview process which resulted in the recommendation of the appointment of Tim Miller.

Succession planning

One of the basic premises behind the strategic development of the Michael Page business is that growth is organic rather than through acquisitions of companies or senior people. In order to achieve this organic growth we require good people. It is therefore one of the fundamental principles and a major part of the philosophy of the company that we train and develop our own people. This approach creates opportunities for career progression and helps us attract and retain high calibre people.

Due to this philosophy of nurturing our own talent, succession planning is inherently a key part of the process. We do not make promotions or move people within the business unless there is a clear successor for the vacant position. It is therefore one of the key responsibilities of all levels of management, and not just the Board, to have a clear plan of development for their direct reports.

Board appointments

The Board follows formal and transparent procedures when appointing directors. The nomination committee engages external consultants to identify a shortlist of suitable candidates for Non-Executive appointments. All the candidates are interviewed by the Chairman and the Chief Executive and evaluations of all candidates are discussed with all members of the nomination committee and the recommendation is subsequently made to the Board.

In respect of the appointment of the Chief Executive Designate, the Nomination Committee considered an external search. However, in view of the strong culture of organic growth, the emphasis on promotion of capable executives within the businesses, the strength and experience of internal candidates, and the benefits of continuity, the Nomination Committee concluded that there would be no merit in progressing with an extensive external search. As a result of this internal process, Steve Ingham was selected and appointed as Chief Executive Designate on 16 December 2005.

Induction and training programme

On appointment to the Board, each director discusses with the Company Secretary the extent of training required and a tailored induction programme to cover their individual requirements is then compiled. Elements of the programme typically consists of meeting senior management, site visits and attending internal conferences. In addition, information is provided on the company's services, group structure, Board arrangements, financial information, major competitors and major risks. After an initial induction phase, updates are provided on a periodic basis.

Performance evaluation

The Board, as part of its commitment to ensuring effectiveness and evaluating its performance together with that of its Directors and Committees, conducted an internal review comprising initially a questionnaire concerning all aspects of procedure and effectiveness.

Following completion of the questionnaires, the Chief Executive met with the individual Executive Directors, and the Chairman met with the individual Non-Executive Directors, to discuss their views and to give feedback on their performance. The results of the evaluation were reported to the Board and where areas of improvement have been identified, actions have been agreed upon and training will be provided where required.

Stephen Box, as the Senior Independent Director, led a meeting of the non-executive directors to appraise the performance of the Chairman. The meeting took into account any comments made by the Executive Directors. This evaluation will be carried out annually.

Attendance at meetings

The number of meetings of the board and committees and individual attendance by the members of the Committees only are shown in Fig.3.

Internal control

The responsibilities of the Directors in respect of internal control are defined by the Financial Services Authority's Listing Rules which incorporate a Code of Practice known as the Combined Code, which requires that Directors review the effectiveness of the Group's system of internal controls. This requirement stipulates that the review shall cover all controls including operational, compliance and risk management, as well as financial. Internal Control Guidance for Directors on the Combined Code ("the Turnbull Report") was published in September 1999.

The Board has assessed existing risk management and internal control processes during the year ended 31 December 2005 in accordance with the Turnbull guidance. The Board believes it has the procedures in place such that the Group has fully complied for the financial year ended 31 December 2005.

The Directors are responsible for the Group's system of internal financial and operational controls which are designed to meet the Group's particular needs and aim to safeguard Group assets, ensure proper accounting records are maintained and that the financial information used within the business and for publication is reliable.

Any system of internal control can only provide reasonable, but not absolute, assurance against material misstatement and loss. Key elements of the system of internal control are as follows:

- **group organisation.** The Board of Directors meets at least ten times a year, focusing mainly on strategic issues, operational and financial performance. There is also a defined policy on matters strictly reserved for the Board. The Managing Director of each operating division is accountable for establishing and monitoring internal controls within that division;
- **strategic plan.** A three year strategic plan is prepared each year and is approved by the Board. The plan sets out the main objectives for the Group;

Fig.3. Attendance at Board Meetings (committee attendance shown for committee members only)

		Main Board
Total meetings		11
Meetings attended		
Executive		
Terry Benson		10
Stephen Burke	(resigned 25 May 2005)	3
Charles-Henri Dumon		10
Steve Ingham		10
Stephen Puckett		11

		Main Board	Audit Committee	Remuneration Committee	Nomination Committee
Total meetings		11	5	7	3
Non-Executive					
Sir Adrian Montague CBE		11			3
Stephen Box		11	5	7	3
Rob Lourey	(resigned 25 April 2005)	2	2	2	-
Tim Miller	(appointed 15 August 2005)	3	1	2	2
Hubert Reid		11	5	7	3

- **financial reporting.** The Group has a comprehensive budgeting system with an annual budget approved by the Board. Detailed monthly reports are produced showing comparisons of results against budget, forecast and the prior year, with performance monitoring and explanations provided for significant variances. The Group reports to shareholders on a half-yearly basis;
- **quarterly reforecasting.** The Group prepares a full year reforecast on a quarterly basis showing, by individual businesses, the results to date and a reforecast against budget for the remaining period up to the end of the year;
- **audit committee.** There is an established Audit Committee whose activities are previously described;
- **financial and operational controls.** Controls and procedures are documented in policies and procedures manuals. Individual operations complete an annual Self-Certification Statement. Each operational manager, in addition to the finance function for that operation, confirms the adequacy of their systems of internal control and their compliance with Group policies. The Statement also requires the reporting of any significant control issues that have emerged so that areas of Group concern can be identified and experience can be shared;
- **risk management.** Identification of major business risks is carried out at Group level in conjunction with operational management and appropriate steps taken to monitor and mitigate risk;
- **public interest disclosure policy (whistleblowing).** A procedure is in place where staff may, in confidence, raise concerns about possible improprieties relating to financial reporting or other matters; and
- **internal audit activities.** These are performed throughout the year by members of the head office finance function, who are independent of the operations and by operational finance staff on operations outside their own regions. Businesses are visited on a rotational basis and their controls are assessed in their effectiveness to mitigate specific risks. In addition, there is a regular review of these risks and changes are made to the risk profile where necessary. All internal audit activities are reported to the Audit Committee. During the year, the Board reviewed internal audit arrangements and concluded that there is currently no need for a separate and distinct internal audit department.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that the processes have been in place for the year under review and up to the date of approval of the annual report and accounts.

Board contact with shareholders

Communications with shareholders are given a high priority. The main contact between the Board and shareholders is through the Chief Executive and the Finance Director. They undertake two major investor "roadshows" each year in February/March and August/September, in which numerous one-to-one meetings with shareholders take place. The outcome of these meetings and the views of shareholders are relayed back to the Board by the corporate brokers, at the end of each roadshow. The Group's corporate brokers also report monthly to the Board on broking activity during the month and any issues that may have been raised with them.

Shareholders are invited to attend the Annual General Meeting where they are able to discuss any concerns with the Non-Executive Directors.

When requested by shareholders, individual matters can be discussed with the Chairman or Senior Independent Director. The Group also has a website (www.michaelpage.co.uk) with an investor section that contains Company announcements and other shareholder information.

Annual Report

The Annual Report is designed to present a balanced and understandable view of the Group's activities and prospects. The Chairman's Statement, Chief Executive's Review and Finance Director's Review on pages 17 to 21 provide an assessment of the Group's affairs and position. The Annual Report and Interim Report are sent to all shareholders.

The Directors acknowledge their responsibility for the preparation of the Annual Report. The Statement of Directors' Responsibilities is shown on page 27. A statement by the auditors about their reporting responsibilities is shown on page 44.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future being a period of at least twelve months from the date of approval of accounts and therefore continue to adopt the going concern basis in preparing the accounts. In forming this view, the Directors have reviewed the Group's budget and forecasts for the next twelve months based on normal business planning and control procedures.

Scope and membership of Remuneration Committee

The Remuneration Committee, which meets not less than twice a year, comprises the independent Non-Executive Directors. The Chief Executive attends the meetings except when his own remuneration is under consideration. The purpose of the Remuneration Committee is to review, on behalf of the Board, the remuneration policy for the Chairman, Executive Directors and other senior executives and to determine the level of remuneration, incentives and other benefits, compensation payments and the terms of employment of the Executive Directors and other senior executives. It seeks to provide a remuneration package that aligns the interests of Executive Directors with that of the shareholders.

The Committee has continued to review the remuneration of the Executive Directors with regard to the need to maintain a balance between the constituent elements of salary, incentive and other benefits. It receives advice from independent remuneration consultants, New Bridge Street Consultants LLP, and makes comparisons with similar organisations.

Following the transition to International Financial Reporting Standards, the Committee reviewed the elements of remuneration and confirms that the measures of performance for the Directors and other senior executives remains consistent with previous years.

No Directors other than the members of the Remuneration Committee provided material advice to the Committee on Directors' remuneration.

Remuneration policy

The objective of the Group's remuneration policy is to attract and retain management with the appropriate professional, managerial and operational expertise necessary to realise the Group's objectives as well as to establish a framework for remunerating all employees.

It is the Company's policy that all Executive Directors service contracts contain a 12 months' notice period. The Non-Executive Directors do not have service contracts with the Company. They are appointed for an initial term of three years and thereafter may be reappointed for a further term of three years subject to re-election at Annual General Meetings. Additional details of service contracts are shown on page 42.

The remuneration of the Non-Executive Directors is determined by the Board. The Non-Executive Directors do not receive any pension or other benefits, other than out-of-pocket expenses, from the Group, nor do they participate in any of the bonus or share option schemes.

The remuneration agreed by the Committee for the Executive Directors contains the following elements: a base salary and benefits, an annual bonus reflecting Group performance, share options conditional upon achieving performance criteria, incentive share plan award and pension benefits.

The following sections provide an outline of the Company's remuneration policy during 2005. Shareholders were consulted on the policy at the time of approval of the Incentive Share Plan in December 2003.

Base salary and benefits

The Committee establishes salaries and benefits by reference to those prevailing in the employment market generally for Executive Directors of comparable status and market value, taking into account the range of incentives described elsewhere in this report, including a performance bonus. Reviews of such base salary and benefits are conducted annually by the Committee having regard to wage inflation in the economy.

Annual bonus plan

Annual bonuses for the Executive Directors are based on the division of a pool of Profits earned during the financial year. This approach is similar to the bonus arrangements for other employees. In 2005, the bonus pool for Executive Directors was equal to 6% of Profits earned above a threshold equal to half of targeted Profits for the year (i.e. approximately 3% of total Profits). In addition, if Profits exceed 1.25 times (2004: 1.2 times) the targeted level, then an additional 2% of Profits earned above the targeted level is added to the bonus pool. This arrangement was in force for 2005 until the resignation of Stephen Burke, when the Remuneration Committee revised the bonus pool arrangements reducing the relevant percentages from 6% and 2% to 5% and 1.65% respectively.

Profits are defined as group profit before taxation, exceptional items and before the Executive Directors' annual bonus charges and charges or credits resulting from the Incentive Share Plan described below or other share option grants.

The bonus pool as described above is capable of variation by the Committee both up and down by, initially, 10%, to reflect the Committee's view on the performance of the Company relative to its directly comparable peers. No such variation was made in respect of the performance in 2005.

The targeted level of Profits for 2005 was £51.2m (2004: £29.8m) and was set at the beginning of 2005 by reference to market expectations and internal forecasts at that time. The Committee retains the discretion to review this arrangement and set different rates and thresholds as it deems appropriate for the business.

The target for 2006 has been set and will be disclosed in next year's report. The threshold in 2006 for awarding the higher level of bonus is set at 1.2 times the targeted level of profits.

Unlike all other employees who receive their annual bonuses in cash, in the event that the executive director's annual bonus entitlement is greater than 100% of salary, only an amount equal to the executive's salary will be paid in cash. To reward service over a longer period, any excess above the individual's salary level will be deferred, paid into an employee benefit trust and invested in the Company's shares with no matching investment by the Company. Based on the 2005 results, the amount deferred for the four Executive Directors is £1.6m (2004: £0.63m).

Such shares will be reserved for the executive and will vest in equal tranches 1, 2 and 3 years later, normally so long as the executive is still in employment at that time.

The profit and loss account for the year carries a charge for the directors annual bonus paid in cash while the deferred amount will be charged in subsequent years when the shares vest.

Incentive Share Plan for Executive Directors and Senior Employees

In December 2003, shareholders approved a new Incentive Share Plan for Executive Directors and senior employees.The current level of award is 5% of Group Profits of the preceding year. Initially these awards are being satisfied by shares in the Employee Benefit Trust. Not more than 60% of this figure is available for awards to the Executive Directors. The balance is available for awards to senior employees. Group Profits are defined as group profit before taxation and before exceptional items and charges or credits resulting from the Plan or other share option grants, as described below.

Two thirds of these shares ("Deferred Share Awards") are subject to a three year deferral period during which they will be forfeited if the relevant director or senior employee leaves, other than in "compassionate circumstances". The remaining third ("Performance Share Awards") are also to be deferred for three years but are subject to earnings per share ("EPS") growth targets over the three year period.

Performance share awards of up to 50% of a director's or senior employee's salary will only vest if EPS grows by an average of 5% over the growth in UK RPI per annum over the three year period. Any excess between 50% and 75% of salary will only vest to the extent that EPS grows by 7.5% over the growth in UK RPI per annum over the three year period. Finally, to the extent that the performance share award is greater than 75% of an executive's salary, the hurdle will be 10% over the growth in UK RPI per annum over the three year period. If awards do not vest after three years, then they will lapse.

Senior executives of the Group who benefit from these arrangements receive only modest share option grants as described below.

The Committee retains the discretion to review the proportion of profits dedicated to the Incentive Share Plan in the light of the growth in the size of the Company, its profitability and the number of Executive Directors.

The Committee reviewed the Incentive Share Plan with regards to the company's current operations and prospects. It confirms that the growth levels and criteria remain appropriate.

Based on the 2005 results, awards totalling £3.5m (2004: £2.0m) will be made in 2006 of which £940,500 (2004: £895,000) 27% (2004: 44.75%) will be for the Executive Directors. Details of the awards made in 2005 are disclosed on page 39.

Executive Share Option Scheme

The Executive Directors and senior employees are eligible to participate in the Executive Share Option Scheme. No payment is required on the grant of an option and no share options are granted at a discount. Benefits received under the Executive Share Option Scheme will not be pensionable. Share options can only be exercised on the achievement of performance criteria which are disclosed in note 18 of the Financial Statements. Retesting after the initial vesting period is not permitted for any grants awarded in 2004 or subsequent years.

For participants of the Incentive Share Plan, the maximum annual awards are as follows: for the Chief Executive Officer, 150,000; for all other Executive Board Directors, 100,000; and 50,000 for any other senior executive participating in the Incentive Share Plan. The Remuneration Committee has decided not to make any share option awards to the Executive Directors in 2006.

Pension benefits

Executive Directors are eligible to participate in a Company pension plan which is a defined contribution scheme. Where the pension entitlement exceeds the United Kingdom HM Revenue & Customs cap, a cash alternative is payable.

Emoluments

The aggregate emoluments, excluding pensions, of the Directors of the Company who served during the year were as follows:

2005	Salary and fees £'000	Benefits (note 2) £'000	Annual Bonus (note 3) £'000	Deferred Annual Bonus (note 3) £'000	Incentive Share Plan (note 4) £'000	Compensation for loss of office (note 5) £'000	Total £'000
Executive							
Terry Benson	354	30	354	314	–	–	1,052
Stephen Burke (note 5)	98	8	98	–	–	410	614
Charles-Henri Dumon (note 1)	236	197	236	432	209	–	1,310
Steve Ingham	227	48	227	441	209	–	1,152
Stephen Puckett	219	29	219	448	209	–	1,124
Non-Executive							
Sir Adrian Montague CBE	63	–	–	–	–	–	63
Stephen Box	34	–	–	–	–	–	34
Rob Lourey (note 6)	6	–	–	–	–	–	6
Tim Miller (note 6)	12	–	–	–	–	–	12
Hubert Reid	29	–	–	–	–	–	29
Total	1,278	312	1,134	1,635	627	410	5,396

2004	Salary and fees £'000	Benefits (note 2) £'000	Annual Bonus (note 3) £'000	Deferred Annual Bonus (note 3) £'000	Incentive Share Plan (note 4) £'000	Total £'000
Executive						
Terry Benson	344	29	344	177	119	1,013
Stephen Burke	229	20	229	118	119	715
Charles-Henri Dumon	229	207	229	118	119	902
Steve Ingham	207	42	207	107	119	682
Stephen Puckett	213	35	213	110	119	690
Non-Executive						
Sir Adrian Montague CBE	50	–	–	–	–	50
Stephen Box	30	–	–	–	–	30
Rob Lourey	25	–	–	–	–	25
Hubert Reid	25	–	–	–	–	25
Total	1,352	333	1,222	630	595	4,132

Pension contributions

	2005 £'000	2004 £'000
Terry Benson	106	103
Stephen Burke	47	46
Charles-Henri Dumon	38	40
Steve Ingham	21	20
Stephen Puckett	36	29

Notes to the emoluments:

1. Charles-Henri Dumon is the highest paid director.
2. Benefits include, inter alia, items such as company car or cash alternative, fuel, cash in lieu of pension contributions, and medical insurance. Charles-Henri Dumon's benefits also include housing and relocation costs.
3. The annual cash bonus for Board members is capped at 100% of salary. Any excess over this amount is deferred and invested in the Company's shares which vest in equal tranches over three years. The amount of the annual bonus earned by the remaining Executive Directors in 2005 but deferred to future periods was £1.6m (2004: £0.6m).
4. Represents the non-performance proportion of the Incentive Share Plan to be awarded in March 2006.
5. On 25 May 2005, Stephen Burke resigned as an Executive Director. During the period to 25 May 2005, his remuneration (salary, bonus and benefits) totalled £204,000. Details of his compensation for loss of office can be found on page 38.
6. Rob Lourey resigned on 25 April 2005. Tim Miller was appointed on 15 August 2005.

Compensation for loss of office

The Remuneration Committee has exercised its discretion over Stephen Burke's compensation for loss of office, taking into consideration his length of service, his individual performance, the overall performance of the Group and the length of time the share based awards have been held. On termination of this contract, he received a compensation package totalling £410,000.

From 1 June 2005 until 31 December 2005 he received his normal monthly salary and contractual benefits (£146,000) whilst on garden leave during which time he was unable to be employed or otherwise engaged in a competing business.

On 31 December 2005 he was paid a lump sum representing salary and contractual benefits for the remaining five months of his notice period. During this five month period, he remains unable to solicit clients and employees of the Group without prior consent from the Board. The salary, benefits in kind and pension over the remaining five months of his notice period was £126,000 with his bonus entitlement under the Annual Bonus Plan being £138,000.

Restricted shares previously granted under the Incentive Share Plan and Annual Bonus Plan were transferred to Stephen Burke with the restrictions lifted at the discretion of the Remuneration Committee.

The total compensation granted to Stephen Burke is summarised in the table below.

	£'000
Salary and contractual benefits (1 June 2005 - 31 December 2005)	146
Salary and contractual benefits (1 January 2006 - 31 May 2006)	126
Annual Bonus Plan 2005	138
Compensation for loss of office as disclosed in the table on page 37	**410**

Directors' interests and share ownership requirements

Executive Directors are required to build and hold, as a minimum, a direct beneficial interest in the Company's ordinary shares equal to their respective base salary. As at 31 December 2005 all Executive Directors comply with this requirement.

The beneficial interests of the Directors who served throughout the year and their families in the ordinary shares of the Company of 1p each are shown below. Other than for Stephen Burke, there has been no change in these interests from 31 December 2005 to 1 March 2006.

	Ordinary shares of 1p	At 1 January 2005	Acquired in year	Disposal in year	At 31 December 2005 or date of resignation
Terry Benson	Direct Holding	3,000,000	-	(1,000,000)	2,000,000
Stephen Burke (note 1)	Direct Holding	1,075,672	-	-	1,075,672
Charles-Henri Dumon	Direct Holding	1,372,997	-	(40,000)	1,332,997
Steve Ingham	Direct Holding	1,000,000	-	-	1,000,000
Stephen Puckett	Direct Holding	203,526	-	-	203,526
Stephen Box ‡	Direct Holding	15,000	-	-	15,000

‡ Non-Executive Director

Note:

1. Stephen Burke resigned on 25 May 2005.

No other director has a holding in the Company.

Directors' interests and share ownership requirements (continued)

Incentive Share Plan

Details of awards made under the Incentive Share Plan that remain outstanding at 31 December 2005 are as follows:

	Total award at 1 January 2005			Awarded during the year			Vested in year	Total award at 31 December 2005		
	Performance	Non-performance	Total	Performance	Non-performance	Total		Performance	Non-performance	Total
Terry Benson	26,315	52,631	78,946	30,915	61,831	92,746	–	57,230	114,462	171,692
Stephen Burke (note 6)	26,315	52,631	78,946	30,915	61,831	92,746	(171,692)	–	–	–
Charles-Henri Dumon (note 4)	26,315	52,631	78,946	30,915	61,831	92,746	–	57,230	114,462	171,692
Steve Ingham	26,315	52,631	78,946	30,915	61,831	92,746	–	57,230	114,462	171,692
Stephen Puckett	26,315	52,631	78,946	30,915	61,831	92,746	–	57,230	114,462	171,692

1. The value of the awards made under the Michael Page Incentive Share Plan in 2005 is £180,855 for each individual Director and is based on the purchase price of the Company's ordinary shares on 8 March 2005 of 195.0p.
2. The value at 31 December 2005 for each individual Director is £463,568 and is calculated using the closing market price of the Company's ordinary shares at 31 December 2005 of 270.0p.
3. For awards made in 2005, the base EPS for the performance criteria is 7.5p (2004: 4.1p).
4. Charles-Henri Dumon was granted deferred share options to acquire 61,831 ordinary shares and performance share options to acquire 30,915 ordinary shares under the Michael Page Incentive Share Plan 2005. These options have a nil exercise price and do not accrue dividends.
5. The non performance shares to be awarded in 2006 have been included in the table of emoluments on page 37.
6. As part of Stephen Burke's compensation for loss of office as disclosed on page 38, awards made to him under the Long Term Incentive Plan vested in the year with the restrictions lifted at the discretion of the Remuneration Committee.

The value of the awards charged to the income statement during the period was £377,900 (2004: £187,500) in respect of awards made to the Executive Directors in the year under the Incentive Share Plan. For full descriptions of the performance and vesting conditions, see "Incentive Share Plan for Executive Directors and Senior Employees" on page 36.

Deferred Annual Bonus

As described on pages 35 and 36, in the event that the Executive Directors' bonus entitlement is greater than 100% of salary, the excess above the individual's salary is deferred, invested in the Company's shares and delivered to the individual in three equal tranches on the first three anniversaries of the grant.

In 2006 a total of £1.6m will be awarded to the Executive Directors representing this excess and has been included in the emoluments table for the year as shown on page 37.There has been no charge made to the income statement in the year for the deferred element of the Annual Bonus Plan. The charge for the year will be spread over future periods as described in the accounting policies in Note 1 on pages 53 to 57. For full descriptions of the performance and vesting conditions, see "Annual Bonus Plan" on pages 35 and 36.

Directors' interests and share ownership requirements (continued)

Beneficial interests

The beneficial interests of the Executive Directors who served during the year and their families in share options of the Michael Page International plc Executive Share Option Scheme at 31 December 2005 were as follows:

	Date of Grant	At 1 January 2005	Granted in year	Exercised in year	Lapsed in year	At 31 December 2005	Exercise price (pence)	Period of exercise
Terry Benson	2001	3,750,000	-	-	-	3,750,000	175	2004-2011
	2002	150,000	-	-	-	150,000	186	2005-2012
	2002	150,000	-	-	-	150,000	186	2006-2012
	2003	200,000	-	-	-	200,000	81.5	2006-2013
	2004	50,000	-	-	-	50,000	171	2007-2014
	2005	-	50,000	-	-	50,000	190.75	2008-2015
Stephen Burke	2001	1,125,000	-	(168,223)	(956,777)	-	175	2004-2011
	2002	150,000	-	-	(150,000)	-	186	2005-2012
	2002	150,000	-	-	(150,000)	-	186	2006-2012
	2003	200,000	-	(200,000)	-	-	81.5	2006-2013
	2004	50,000	-	(37,500)	(12,500)	-	171	2007-2014
	2005	-	50,000	(20,833)	(29,167)	-	190.75	2008-2015
Charles-Henri Dumon	2001	1,125,000	-	-	-	1,125,000	175	2004-2011
	2002	300,000	-	-	-	300,000	186	2006-2012
	2003	200,000	-	-	-	200,000	83.4	2007-2013
	2004	50,000	-	-	-	50,000	171	2007-2014
	2005	-	50,000	-	-	50,000	190.75	2008-2015
Steve Ingham	2001	750,000	-	-	-	750,000	175	2004-2011
	2002	150,000	-	-	-	150,000	186	2005-2012
	2002	150,000	-	-	-	150,000	186	2006-2012
	2003	200,000	-	-	-	200,000	81.5	2006-2013
	2004	50,000	-	-	-	50,000	171	2007-2014
	2005	-	50,000	-	-	50,000	190.75	2008-2015
Stephen Puckett	2001	750,000	-	-	-	750,000	175	2004-2011
	2002	150,000	-	-	-	150,000	186	2005-2012
	2002	150,000	-	-	-	150,000	186	2006-2012
	2003	200,000	-	-	-	200,000	81.5	2006-2013
	2004	50,000	-	-	-	50,000	171	2007-2014
	2005	-	50,000	-	-	50,000	190.75	2008-2015

1. The market price of the shares at 31 December 2005 was 270.0p with a range during the year of 175.5p to 278.0p.
2. Other than those held by Stephen Burke (details of which are given on page 41), no options held by Directors lapsed unexercised or were exercised during the period. Options granted before 2004 are normally exercisable subject to achieving performance criteria at any time on or after the third, but not later than the tenth anniversary of the date on which the option was granted. Grants made in 2004 and subsequent years are subject to one performance test only on the third anniversary of the grant. The performance criteria are set out in note 18.

3. The total gain on share options exercised by Stephen Burke was £575,518. His 2001 options were exercised subject to performance criteria which had been achieved. Options under the 2003, 2004 and 2005 Share Option Scheme were prorated to reflect the period of his employment. The vesting periods of these options were reduced at the discretion of the Remuneration Committee and the performance conditions waived. The market price at the date of exercise was 270.0p.

Total Shareholder Return (TSR)

The graphs below show Total Shareholder Return (TSR) for the Group and the FTSE Support Services index which, as it is the sector in which the Company operates, is considered the most appropriate comparator index in the absence of a more directly representative recognised index. A comparison with the FTSE 250 index is also given. The graphs illustrate TSR for the financial periods since the date of flotation in 2001.



Versus FTSE Support Services
190
170
150
130
110
90
70
50
31 December 2001
31 December 2002
31 December 2003
31 December 2004
31 December 2005
95.9
89.4
64.2
59.4
112.8
69.9
115.7
71.7
170.5
87.2
FTSE Support Services
Michael Page International



Versus FTSE250
190
170
150
130
110
90
70
50
31 December 2001
31 December 2002
31 December 2003
31 December 2004
31 December 2005
100.4
89.4
75.3
64.2
112.8
104.6
126.5
115.7
170.5
167.5
FTSE250
Michael Page International

Outside appointments

The Remuneration Committee recognises that Non-Executive Directorships are a significant benefit in broadening executive's experience. Subject to review in each case, the Remuneration Committee's general policy is that Executive Directors may accept Non-Executive Directorships with other companies, so long as there is no conflict of interest and their effectiveness is not impaired. The executive is permitted to retain any fees for the service. Stephen Puckett received fees of £25,000 (2004: £20,833 prorated from his date of appointment) as a Non-Executive Director of SHL Group plc. These fees are not included in the emoluments table on page 37.

Service contracts

All Executive Directors' service contracts contain a 12 month notice period. The service contracts also contain restrictive covenants preventing the Directors from competing with the Group for six months following the termination of employment and preventing the Directors from soliciting key employees, clients and candidates of the employing company and Group companies for 12 months following termination of employment.

On termination, any compensation payments due to a Director are calculated in accordance with normal legal principles.

Mitigation of these payments would be applied, depending on the individual circumstances of each case.

	Contract date	Unexpired term at 31 December 2005	Notice period	Provision for compensation on early termination	Other termination provisions
Executive					
Terry Benson	05/03/01	12 months	12 months	12 months salary plus other contractual benefits	None
Charles-Henri Dumon	13/06/03	no specific term	12 months	12 months salary plus other contractual benefits	None
Steve Ingham	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
Stephen Puckett	05/03/01	no specific term	12 months	12 months salary plus other contractual benefits	None
Non-Executive					
Sir Adrian Montague CBE	26/01/04	13 months	None	None	None
Stephen Box	26/01/04	13 months	None	None	None
Hubert Reid*	25/02/03	2 months	None	None	None
Tim Miller	15/08/05	31 months	None	None	None

*Hubert Reid's appointment was renewed on 27 February 2006.

Annual resolution

Shareholders will be given the opportunity to approve the Remuneration Report at the Annual General Meeting (resolution 6) on 23 May 2006.

Audit requirement

Within the Remuneration Report, the sections on Emoluments, Compensation for loss of office, and Directors' interests and share ownership requirements, on pages 37 to 41 inclusive, are audited. All other sections of the Remuneration Report are unaudited.

Tim Miller
Chairman - Remuneration Committee
1 March 2006

Corporate Counsel

This diverse international industrial group, FTSE 100 listed and boasting operations in over 50 countries, is seeking to recruit a talented corporate and commercial lawyer to join their Sydney based group.

Highly Regarded Global Organisation ◆ Attractive Package

In this challenging and dynamic position you will partner with business units providing legal support and direction on a diverse range of matters. Your day-to-day responsibilities will include the negotiation of commercial contracts and agreements and management of competition risks. Additionally you will assist with any matters arising through strategic alliances, acquisitions or joint ventures. This role primarily supports the South Pacific operations, it forms a key part of the global legal team as well as part of the local management team.

You should be a commercially minded lawyer with approximately 4-6 years post qualification experience. You should have an established track record from a large Australian based law firm, have highly developed negotiating and communication skills. In-house or secondment experience will be well regarded.

To apply for this position, please contact Oliver Cunliffe on (02) 8292 2280 quoting reference number A11370 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
LEGAL

Finance Director

This highly successful supply chain and logistics company, part of a global privately owned group, has operations throughout Australia and is the clear market leader in its market segment. Their commitment to delivering fully integrated solutions, supported by leading edge technology has set new standards in the industry.
With an exciting growth strategy, this is the ideal opportunity for someone who strives to make a significant contribution to a business.

Package to $220,000 ◆ Australian Market Leader

Reporting directly to the CEO as part of Australian board, the Finance Director will lead and direct the Finance and IT functions with responsibility for all aspects of financial management, reporting and advice as well as IT support. Furthermore, the commercial support and opportunity evaluation you provide will play a key role in the company's future success.

You will be CA/CPA qualified with senior finance experience preferably gained within a sizeable service based organisation. In addition to your sound finance and IT background, you must demonstrate the ability to engage across all levels and functions of the business as well the energy, commercial acumen and potential to progress to CEO level in a highly dynamic organisation.

To apply for this position, please contact Richard King on (03) 9607 5618 quoting reference number A54971 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
FINANCE

Chief Financial Officer

As one of Australia's largest service providers, this organisation is focused on the long term sustainability of natural resources and has a multibillion dollar asset base. Setting the benchmark in customer service, planning and technology, they are seeking a high level finance individual who has a strategic proprietorial approach to their role and is a proactive leader of change.

Perth Based ◆ Attractive Six Figure Package

As a key member of the executive team, you will be responsible for contributing to the organisation's strategic direction, long term planning and business performance. Leading a large team of professionals, you will drive continuous improvement of the accounting and financial systems, statutory requirements, capital structure and business development including cultural change and optimising the process based business model.

To be successful in this role you must possess the capacity to lead and achieve across a large complex organisation operating in a highly regulated environment. Furthermore, you will have extensive experience in advising at Board and Executive level on finance, accounting and economic issues, ideally in a private sector environment. High levels of energy and exceptional leadership and relationship management capabilities are essential.

To apply for this position, please contact Sally Hick, CA on (08) 9215 9510 quoting reference number A638930 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
FINANCE

DFM・アカウント・マネージャー

SYNOPSYS

当社のクライアント・日本シノプシス(株)は、ナノメーター設計で発生する諸問題を解決する統合ソリューションプロバイダです。システムからマスクの設計と検証という全ての設計分野で業界トップクラスのツール群を提供しており、この業界でのデファクトスタンダードとなっています。

仕事は、TCAD、OPC、PSM、Test Chipツールを含めたDFM(Design For Manufacturing)製品の拡販になります。主に既存顧客との関係強化、及び新規設計案件獲得への提案、半導体製造プロセスに関するソリューション提案、米国本社、技術部隊との折衝、連携を行っています。

応募者は、半導体、半導体製造装置メーカー、EDA業界でのセールス経験、または半導体開発工程を理解されている方で、セールスに興味のある方を求めます。ビジネスレベルの英語力が必要です。開発工程のトータルソリューションというサービスを展開により、キャリアアップの展望があり、給与はその能力と業績に応じて優遇します。

ご応募の方は、問い合わせ番号H509964を明記の上、履歴書及び職務経歴書を
timhayashi@michaelpage.co.jp までご送付下さい。又は、03-5733-7166 林までお電話下さい。

Kamiyacho-MT Bldg,4-3-20 Toranomon,Minato-ku,Tokyo 105-0001 厚生労働大臣許可13-ユ-040405

112 offices in 16 countries worldwide
www.michaelpage.co.jp

Michael Page
INTERNATIONAL



"In the middle of difficulty lies opportunity

Sydney's specialists in permanent & contracting finance opportunities

Michael Page
FINANCE

Strategic Sourcing – Global & Regional Focus

Both a pioneer and leader in its field, this international industrial group occupies a dominant market position with operations that span the country. The company aspires to global best practice in the sourcing and management of its business critical resources. A number of attractive career progression options exist in all facets of the international business.

Two Roles ◆ Circa $160,000 Packages

These exciting Commodity Manager positions will play the lead role in the development, alignment and execution of local, regional and global procurement strategies across two major commodity portfolios. Directing a small team, you will identify and leverage spending synergies and use intimate market knowledge to develop appropriate procurement strategies in support of broader company objectives.

Degree qualified, you will demonstrate a proven track record of leadership within a heavy industry, resources or manufacturing corporate sourcing function. Ideally, your commodity exposure will include facilities/asset management; industrial maintenance services and/or IT; telecommunications and indirect corporate services.

To apply for these positions, please contact Simon Lynch or Mike O'Sullivan on 0409 500 122 quoting reference number A645850 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
SUPPLY CHAIN

Senior Controllership Opportunities in China

With worldwide sales of over €2.4 billion, our client is a leading European multinational specialising in the manufacture of industrial products for the transportation industry. As a pioneer in the development, production and marketing of state-of-the-art technological products, they have won a major contract in China and plan to expand with new operations in Guangzhou, Beijing and other major cities.

Expatriate Packages On Offer For All Positions ◆ Newly Created Roles

Controller – Guangzhou Based

Reporting to the CFO of Asia Pacific, you will act as a bridge between JV partners to ensure optimum performance of the Guangzhou operation. Having full responsibility for the accounting function, you will exercise control over reporting and costing processes and manage the budgetary and forecast cycles. In addition, you will ensure the effectiveness of internal controls and pioneer the development of the accounting system.

You will be a qualified accountant with at least 10 to 12 years experience gained within a Big 4 and multinational corporations. Exposure to the manufacturing industry is desirable as is previous experience within a JV set up. *You will be a hands-on professional who is able to demonstrate a high degree of integrity and loyalty to the* corporate. Immediately available highly preferred. ref:H57030

Controllers – Beijing & Other Major Cities

Reporting to the CFO of Asia Pacific, you will be instrumental in handling all legal administration, setting up the finance function, implementing policies, procedures and controls. It is imperative you can bring more modern methods of management to the JV and upgrade the culture and attitudes of the team to an international standard.

Candidates must have proven management skills to work effectively with JV partners, be confident, diplomatic and possess the gravitas to be assertive when necessary. Representing the foreign company, with a majority holding, you must be smart, have high levels of integrity and the technical skills and competence to drive change in a hands-on manner. ref H57130

These opportunities represent challenging and high profile roles integral to driving the growth of the China business. Candidates must possess China experience in JV manufacturing environments, and fluency in English, Mandarin and Cantonese.

Please contact Alan Mak on (+852) 2530 6190 for ref:H57030 email: alanmak@michaelpage.com.hk or Janice Ho on (+86 21) 3222 4799 for ref:H57130 email: janiceho@michael.com.cn. *Data collected will be used for recruitment purposes only. Shanghai Tian Cai Network* Co. Ltd., under license from Michael Page International Group PLC.

上海天才网络有限公司

Michael Page
FINANCE

Marketing Manager

Our client is a multinational icon and market leader in home entertainment within Australia and New Zealand.

Entertainment Industry ◆ Circa $100K Pkg + Bonus + Benefits

With a global brand name behind you, you will be responsible for planning and executing all marketing activities and campaign materials for new release DVD titles across the rental and retail market. The role will demand strategic analysis and an innovative approach to ensure maximum brand exposure and sales. In addition you will play a key part in developing new business distribution opportunities, manage the marketing budget for this key portfolio and provide direction to a small team.

Successful candidates will need to demonstrate experience in the development and implementation of creative marketing campaigns that have maximised sales. Exceptional oral and written communication skills are essential, as is strong analytical ability and financial acumen. You will also be well versed in managing a small team. Relevant qualifications in marketing or a related discipline are necessary and you must have a realistic, ambitious attitude and flexibility to work within this demanding environment.

To apply for this position, please contact Andrea McAlister on (02) 8292 2141 quoting reference number A653540 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
SALES & MARKETING



YOUR MOVE

Make your next HR career move count.

Michael Page
HUMAN RESOURCES

Packaging Project Engineer

This leading multinational FMCG manufacturing business has an enviable portfolio of household brands. As a result of ongoing investment in business processes and a commitment to continued innovation and success, this business is both forward thinking and progressive in this key appointment.

Global FMCG Organisation ◆ Circa $100,000 Package

As Packaging Project Engineer you will provide key technical support to manage the development and implementation of packaging initiatives, including concepts, process review and operational design review. You will work closely with marketing, production, distribution and external suppliers to ensure that creative ideas become practical deliverables. You will demonstrate excellent communication skills, including project management and strong commercial awareness.

You will be a qualified engineer with extensive hands-on packaging experience, preferably attained within a fast moving high volume production environment.

To apply for this position, please contact Christian Bloomfield on (02) 8292 2066 quoting reference number A546740 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
ENGINEERING

Fidelity
INTERNATIONAL

Head of Business Finance

Established over 40 years ago, Fidelity International Limited manages in excess of $200 billion on behalf of private investors and major institutions. Success in understanding investor requirements and the delivery of superior products is evidenced by their remarkable and continued growth.

Senior Role ◆ High Performance Culture

Working at senior executive level, you will have overall accountability for the management reporting and business analysis function, providing value-add analysis for financial, operational and business performance. Responsible for setting the strategic and tactical goals of the Australian business, you will play an active role in the business planning and forecasting processes. You will also be asked to provide financial modelling support to key business units.

CA/CPA you have the senior level presence required to build credibility and interface with all levels and disciplines. Your technical background will be in financial analysis and you will embrace Fidelity's core values of enthusiasm, integrity, teamwork, respect and innovation.

To apply for this position, please contact Lyndsey Steadman on (02) 8292 2020 quoting reference number A541520 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
FINANCE

Financial Controller

Our client is a listed European multinational organisation and a leading innovator for the engineering, design and production of technically advanced transformers on a global scale. With continuous growth and investment in China, there is a need for a high calibre finance professional to lead the unit finance team.

Leadership Position ◆ Rapidly Expanding China Business ◆ Shanghai Based

Reporting to General Manager in Shanghai and functionally to the headquarters in France, you will assume responsibility for the overall finance function. Leading a small team, you will manage all accounting issues, help improve profitability, drive business growth, streamline business practices and work as a key business partner to other functions. In addition, you will drive the annual budgeting process and play a key commercial role in formulating pricing, project costing, contract and sales analysis.

This is a key position requiring a qualified CICPA professional with 8 to 12 years of experience gained from a combination of Big 4 and multinational experience in a manufacturing environment. You will be technically competent with a strong strategic mindset and have a flexible and adaptable approach to work in a fast-paced and growth environment. Strong leadership skills and the ability to communicate credibly with operations is critical to the success of this role. Fluent English and Mandarin is also required.

To apply for this position, please contact Jane Wang or Andrew Chang on (+86 21) 3222 4758 quoting reference number H57740 or email janewang@michaelpage.com.cn Data collected will be used for recruitment purposes only. Shanghai Tian Cai Network Co. Ltd., under license from Michael Page International Group PLC.

上海天才网络有限公司

Michael Page
FINANCE

HR Manager, South Asia

Our client is one of the leading players in their field with strong financial results and extensive growth in the pan-Asia region. They have an innovative and entrepreneurial culture that strives to be the trusted partner to their global clients from a wide spectrum of industries such as information technology, consumer electronics to telecommunications.

Excellent Career Development Potential ◆ Regional Scope

Reporting to the CEO, you will support the full spectrum of HR functions for the organisation and its subsidiaries. As HR is valued as a strong partner to the business, you will play a critical role in the management strategic review. With a strong understanding of the business, you will introduce best in class HR initiatives and ensure that due diligence are practised during merger and acquisition situations. Your focus will also be on building key capabilities in areas such as Compensation and Benefits and rolling out such initiatives in the regional offices.

Degree qualified, you should have at least 6 years of HR business partner experience. You should be a mature HR professional with strong EQ and have exceptional interpersonal and communication skills. You should also be able to read and speak Mandarin. With a strong execution capability, you should be able to drive projects independently with minimum guidance. Candidates from a medium or large sales and marketing environment will be preferred.

To apply for this position, please contact Carol Ho on 6533 2777 quoting reference number H20132 or go to www.michaelpage.com.sg/apply

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.com.sg

Michael Page
HUMAN RESOURCES



Only a truly
recruiter can offer you
global



AUSTRALIA

INTERNATIONAL

[illegible]

Michael Page



YOUR
LIFE

Michael Page

Finance Director

Our client is a leading global media group with an impressive portfolio of multinational clients. A Head of Finance is now required to lead what will become a separate entity of the global group.

Global Media Group ◆ Greenfields Opportunity

Reporting to the Australian MD and Regional CFO, this commercially focussed, business partnership role will be instrumental in setting strategic direction and driving the growth of the Australian business. Leading the transition of the finance function and essentially implementing a new business entity, you will be responsible for setting up local statutory and overseas reporting in addition to providing decision support to the Management Team.

This challenging role will suit an ambitious professional who enjoys the strategic input that finance has on the direction of a business as well as being able to get involved in the day-to-day running of Finance. You will enjoy a challenge and be able to provide commercial solutions to drive the business forward. Candidates will be CA or CPA qualified ideally with financial and management reporting experience from a multinational environment. Experience within media or communication environments will be highly regarded.

To apply for this position, please contact Giles Farmer on (02) 8292 2035 quoting reference number A655110 or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
FINANCE

The Economist Group

Finance Director, Asia

The Economist Group is a leading media company and the premier source of analysis on international business and world affairs. With a network of offices across Asia, Europe and the United States, the Group delivers information through a range of formats including magazines, online services and conferences. This is a newly created position and the Finance Director plays a pivotal role in overseeing the finance function in the Asia Pacific region.

Reporting to the Regional Director and leading a team of over 10 finance staff, you will assume full responsibility for the management/statutory reporting functions, ongoing development and improvement of internal controls, ensuring compliance with worldwide standards and accounting practices as well as driving commercial efficiencies. Acting as a key financial advisor to the senior management team you will provide the critical analysis necessary to explore potential business opportunities.

The ideal candidate will be a qualified accountant with over 10 years post qualification experience gained from multinational corporations. Prior exposure to media or services industry and hands-on experience at a regional level are prerequisites. Complete fluency in English is essential and conversational Mandarin/Cantonese is desirable, as the role will involve significant liaison with other group offices and the UK headquarters.

To apply for this position, please contact Louise Young FCPA, ACCA on (+852) 2530 [illegible] quoting reference number [illegible] or go to www.michaelpage.com.hk/apply. Data collected will be used for recruitment purposes only.

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.com.hk

Michael Page
FINANCE

Outstanding Roles

Recognised as one of the most prominent banking and financial institutions worldwide, this organisation is currently undergoing significant expansion in Australia and New Zealand.

Network & Communications Team Leader

$110,000 to $130,000 Package

With a technical networking and communications background, you will drive a team of network engineers to provide exceptional operational support and ongoing improvements to the network. You will have several years experience managing a team of network engineers, be confident establishing goals, as well as taking responsibility for the ongoing development of the team. ref A656180

Development Team Leader

$110,000 to $130,000 Package

Having progressed from a technical background, you will have several years experience managing and leading teams through successful application projects, as well as ongoing application support. A strong track record of team management and staff development is essential to ensure the necessary retention and career progression within the existing team. ref A656200

To apply for these positions, please contact Danielle Kent on (02) 8292 2181 quoting the relevant reference number or go to www.michaelpage.com.au/apply

112 offices in 16 countries worldwide
www.michaelpage.com.au

Michael Page
TECHNOLOGY



"success
is not a destination, it's a journey"

Sydney's specialists in permanent & contracting finance opportunities

Commerce & Industry

Banking & Financial Services

[illegible]

Michael Page

Derivative Operations Professionals

Our client is a highly successful global investment bank with extensive derivatives business throughout Asia. Due to extensive expansion within the Derivative Operation Team in Japan, our client currently has several exciting opportunities for Japanese and/or Mandarin-speaking professionals in its Tokyo based regional headquarters.

Japanese and/or Mandarin Speakers ◆ Tokyo Based Positions

The Operations Team is a highly challenging work environment, where you will be liaising closely with traders, marketers, compliance, credit and legal personnel. The ability to effectively prioritise under pressure and develop sound relationships internally as well as with other regional and global in derivatives teams will be key.

Applicants should have 1-5 years' of experience in Derivatives Businesses, Derivatives Documentation or in Derivatives Operations (Interest Rate, Credit Derivatives or Equity Derivatives) and have fluent communications skills in English and preferably either Japanese or Mandarin.

To apply for this position, please contact Hayley Jenks on (+813) 5733 7166 quoting reference number H66054 or go to www.michaelpage.com.jp/apply

Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.co.jp

Michael Page
INTERNATIONAL

Managing Director, Asia Sourcing

RIP CURL

Rip Curl is a global icon and household name and has been synonymous with surfing, adventure and fun for over 30 years. Based in Torquay, Australia, Rip Curl is a dominant international force with operations in Australia, Brazil, Europe and the USA.

Leading International Sportswear Brand ◆ Regional Responsibility ◆ Hong Kong Based

Reporting to a member of the Group Executive, you will be primarily responsible for the leadership of the Hong Kong buying office and for playing a key role in the maintenance and development of an efficient and effective global supply chain. You will drive the creation, implementation and management of a sourcing function serving the Australian, European, US and Brazilian markets. You will initiate and consolidate relationships with world-class suppliers able to meet the needs of Rip Curl's global business. Other key responsibilities include product development, production, quality management and staff training and development.

To qualify, you will have a minimum of 10 years experience in the sourcing and production of materials and apparel preferably with a sportswear background and a passion for sport. Previous experience managing a sizeable sourcing office and an intimate knowledge of Asian markets is highly sought. You will possess excellent leadership, communication and interpersonal skills and be able to motivate your staff to deliver optimum performance. You will have built a strong network of contacts with apparel factories in Asia and gained a thorough understanding of different Asian cultures. Fluency in English is essential.

To apply for these positions, please contact Donna NguyenPhuoc on (+852) 2530 6100 quoting reference number H57580 or go to www.michaelpage.com.hk/apply Data collected will be used for recruitment purposes only.

**Michael Page International is a world leading recruitment consultancy
112 offices in 16 countries worldwide | www.michaelpage.com.hk**

Michael Page
SUPPLY CHAIN

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MICHAEL PAGE INTERNATIONAL PLC

We have audited the group and individual company financial statements (the "financial statements") of Michael Page International plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated and individual company balance sheets, the consolidated and individual company cash flow statements, the consolidated and individual company statements of change in shareholders' equity, and the related notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the directors' report is not consistent with the financial statements. We also report to you if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report including the unaudited part of the directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit for the year then ended;
- the individual company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the individual company's affairs as at 31 December 2005; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
1 March 2006

Deloitte.

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2005

	Note	2005 £'000	2004 £'000
Turnover	2	**523,810**	433,731
Cost of sales		**(256,229)**	(223,090)
Gross profit	2	**267,581**	210,641
Administrative expenses		**(201,062)**	(171,783)
Operating profit	2	**66,519**	38,858
Financial income	5	**393**	369
Financial expenses	5	**(776)**	(368)
Profit before tax		**66,136**	38,859
Income tax expense	6	**(16,506)**	(4,523)
Profit for the year		**49,630**	34,336
Attributable to:			
Equity holders of the parent		**49,630**	34,336
Earnings per share			
Basic earnings per share (pence)	9	**14.8**	9.8
Diluted earnings per share (pence)	9	**14.4**	9.7

The above results relate to continuing operations.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
at 31 December 2005

Group	Note	Share capital £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2004		**3,637**	**113**	**(9,871)**	**–**	**–**	**67,628**	**61,507**
Currency translation differences		–	–	–	–	(188)	–	(188)
Net expense recognised directly in equity		–	–	–	–	(188)	–	(188)
Profit for the year		–	–	–	–	–	34,336	34,336
Total recognised (expense)/income for the year		**–**	**–**	**–**	**–**	**(188)**	**34,336**	**34,148**
Purchase of own shares		(65)	65	–	(13,122)	–	(10,999)	(24,121)
Credit in respect of share schemes		–	–	–	–	–	1,559	1,559
Dividends	8	–	–	–	–	–	(12,593)	(12,593)
		(65)	65	–	(13,122)	–	(22,033)	(35,155)
Balance at 31 December 2004		**3,572**	**178**	**(9,871)**	**(13,122)**	**(188)**	**79,931**	**60,500**

Group	Note	Share capital £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2005		**3,572**	**178**	**(9,871)**	**(13,122)**	**(188)**	**79,931**	**60,500**
Currency translation differences		–	–	–	–	492	–	492
Net income recognised directly in equity		–	–	–	–	492	–	492
Profit for the year		–	–	–	–	–	49,630	49,630
Total recognised income for the year		**–**	**–**	**–**	**–**	**492**	**49,630**	**50,122**
Purchase of own shares		–	–	–	(34,216)	–	–	(34,216)
Cancellation of treasury shares		(246)	246	–	47,338	–	(47,338)	–
Credit in respect of share schemes		–	–	–	–	–	6,922	6,922
Dividends	8	–	–	–	–	–	(14,432)	(14,432)
		(246)	246	–	13,122	–	(54,848)	(41,726)
Balance at 31 December 2005		**3,326**	**424**	**(9,871)**	**–**	**304**	**74,713**	**68,896**

STATEMENT OF CHANGES IN EQUITY – PARENT COMPANY
at 31 December 2005

Company	Note	Share capital £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2004		**3,637**	**113**	**(9,871)**	**–**	**310,674**	**304,553**
Profit for the year		–	–	–	–	12,606	12,606
Total recognised income for the year		**–**	**–**	**–**	**–**	**12,606**	**12,606**
Purchase of own shares		(65)	65	–	(13,122)	(10,999)	(24,121)
Dividends	8	–	–	–	–	(12,593)	(12,593)
		(65)	65	–	(13,122)	(23,592)	(36,714)
Balance at 31 December 2004		**3,572**	**178**	**(9,871)**	**(13,122)**	**299,688**	**280,445**
Balance at 1 January 2005		**3,572**	**178**	**(9,871)**	**(13,122)**	**299,688**	**280,445**
Profit for the year		–	–	–	–	12,793	12,793
Total recognised income for the year		**–**	**–**	**–**	**–**	**12,793**	**12,793**
Purchase of own shares		–	–	–	(34,216)	–	(34,216)
Cancellation of treasury shares		(246)	246	–	47,338	(47,338)	–
Dividends	8	–	–	–	–	(14,432)	(14,432)
		(246)	246	–	13,122	(61,770)	(48,648)
Balance at 31 December 2005		**3,326**	**424**	**(9,871)**	**–**	**250,711**	**244,590**

BALANCE SHEETS
at 31 December 2005

	Note	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
Non-current assets					
Property, plant and equipment	10	**19,666**	18,739	**–**	–
Intangible assets	11	**3,751**	3,733	**–**	–
Investments	12	**–**	–	**421,545**	421,545
Deferred tax assets	17	**9,255**	2,423	**–**	–
Other receivables	13	**1,106**	1,692	**–**	–
		33,778	26,587	**421,545**	421,545
Current assets					
Trade and other receivables	13	**104,935**	86,214	**15**	15
Current tax receivable	7	**336**	1,183	**225**	277
Cash and cash equivalents	21	**20,060**	12,532	**156**	156
		125,331	99,929	**396**	448
Total assets	2	**159,109**	126,516	**421,941**	421,993
Non-current liabilities					
Other payables	14	**(662)**	(1,678)	**–**	–
Provisions for liabilities and charges	16	**(192)**	(612)	**–**	–
Deferred tax liabilities	17	**(147)**	(689)	**–**	–
		(1,001)	(2,979)	**–**	–
Current liabilities					
Trade and other payables	14	**(71,624)**	(60,694)	**(170,651)**	(141,548)
Bank overdrafts	21	**(281)**	(317)	**–**	–
Bank loans	15	**(6,700)**	–	**(6,700)**	–
Current tax payable	7	**(10,223)**	(1,450)	**–**	–
Provisions for liabilities and charges	16	**(384)**	(576)	**–**	–
		(89,212)	(63,037)	**(177,351)**	(141,548)
Total liabilities	2	**(90,213)**	(66,016)	**(177,351)**	(141,548)
Net assets		**68,896**	60,500	**244,590**	280,445
Capital and reserves					
Called-up share capital	18	**3,326**	3,572	**3,326**	3,572
Capital redemption reserve		**424**	178	**424**	178
EBT reserve		**(9,871)**	(9,871)	**(9,871)**	(9,871)
Treasury shares		**–**	(13,122)	**–**	(13,122)
Currency translation reserve		**304**	(188)	**–**	–
Retained earnings		**74,713**	79,931	**250,711**	299,688
Total equity		**68,896**	60,500	**244,590**	280,445

These financial statements were approved by the Board of Directors on 1 March 2006.

On behalf of the Board of Directors.

T W Benson
Chief Executive

S R Puckett
Group Finance Director

CASH FLOW STATEMENTS
for the year ended 31 December 2005

		Group		Company	
		2005	2004	2005	2004
	Note	£'000	£'000	£'000	£'000
Cash generated from operations	20	**65,432**	35,690	**40,754**	36,932
Income tax (paid)/received		**(10,127)**	(4,825)	**1,702**	–
Net cash from operating activities		**55,305**	30,865	**42,456**	36,932
Cash flows from investing activities					
Purchases of property, plant and equipment		**(7,167)**	(5,324)	**–**	–
Purchases of computer software		**(965)**	(500)	**–**	–
Proceeds from the sale of property, plant and equipment, and computer software		**1,354**	1,416	**–**	–
Proceeds from sale of business	22	**1,353**	–	**–**	–
Interest received		**393**	369	**–**	–
Net cash used in investing activities		**(5,032)**	(4,039)	**–**	–
Cash flows from financing activities					
Dividends paid		**(14,432)**	(12,593)	**(14,432)**	(12,593)
Interest paid		**(773)**	(367)	**(508)**	(199)
Proceeds from bank loan		**6,700**	–	**6,700**	–
Purchase of own shares		**(34,216)**	(24,120)	**(34,216)**	(24,120)
Net cash used in financing activities		**(42,721)**	(37,080)	**(42,456)**	(36,912)
Net increase/(decrease) in cash and cash equivalents		**7,552**	(10,254)	**–**	20
Cash and cash equivalents at the beginning of the year		**12,215**	22,434	**156**	136
Exchange gains on cash and cash equivalents		**12**	35	**–**	–
Cash and cash equivalents at the end of the year	21	**19,779**	12,215	**156**	156

1. Significant accounting policies

Statement of compliance

The financial statements have been prepared under the historical cost convention and in accordance with current International Financial Reporting Standards (IFRS), and are covered by IFRS 1, "First-time Adoption of International Financial Reporting Standards", because they are the Group's first consolidated IFRS financial statements. The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 27. The financial statements have been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation.

Basis of preparation

The financial statements of Michael Page International plc consolidate the results of the Company and all its subsidiary undertakings. As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company has not been included as part of these accounts. The Company's profit for the financial year amounted to £11.1m (2004: £12.6m).

The policies set out below have been consistently applied to all the periods presented. The Group has made use of the exemption available under IFRS 1 where cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The Group has also taken the exemption not to apply IFRS 2 "Share-based Payment" to share options granted before 7 November 2002. Additionally, as permitted by IFRS 1, the Group has adopted IAS 32 "Financial instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement", prospectively from 1 January 2005.

The Group's consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) until 31 December 2004. UK GAAP differs in some areas from IFRS. In preparing the 2005 consolidated financial statements, management has amended certain accounting and valuation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments as disclosed in the reconciliations, and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are shown in note 27.

The comparative figures for the year ended 31 December 2004, prior to the adjustments required on transition to IFRS as described below and in note 27, have been extracted from the Group's financial statements, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those statements was unqualified and did not include a statement under Section 237(2) or (3) of the Companies Act 1985.

The adoption of the above IFRS did not result in substantial changes to the Group's accounting policies under UK GAAP and as set out in the Group's financial statements for the year ended 31 December 2004. In summary:

- IAS 1 "Presentation of Financial Statements" and IAS 7 "Cash Flow Statements" have affected the overall presentation and certain disclosures.
- IAS 10 "Events After the Balance Sheet Date" has the effect of prohibiting the recognition of the final dividend as a liability until shareholder approval has been received. Under FRS 12 "Provisions, contingent liabilities and contingent assets", a liability was recognised.
- IAS 14 "Segment Reporting" has no material effect on the Group's policy. The Group continues to operate in only one business segment being that of recruitment services, and this has been identified as the Group's primary segment. Geography is the Group's secondary segment.
- IAS 21 "The Effects of Changes in Foreign Exchange Rates" has no material effect on the Group's policy. All material Group entities have the same functional currency as their measurement currency.
- IAS 24 "Related Party Disclosures" has affected the identification of related parties and some other related-party disclosures.
- The adoption of IFRS 2 "Share-based Payment" has resulted in a change in the accounting policy for share-based payments. Under UK GAAP, the provision of share-based payments to employees did not result in a charge in the income statement. Under IFRS, the Group charges the cost of share-based payments to the income statement over the vesting period.
- The adoption of IFRS 3 "Business Combinations", IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" have resulted in a change in the accounting policy for goodwill. Under UK GAAP, goodwill was amortised on a straight line basis over a period of 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortisation of goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.
- The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

1. Significant accounting policies (continued)

The remaining standards are either not applicable to the business or have no material effect on the Group's policies.

Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. The revised accounting policies now followed by the Group are shown below:

a) Turnover and income recognition

Turnover, which excludes value added tax ("VAT"), constitutes the value of services undertaken by the Group as its principal activities, which are recruitment consultancy and other ancillary services. These consist of:

- turnover from temporary placements, which represents amounts billed for the services of temporary staff including the salary cost of these staff. This is recognised when the service has been provided;
- turnover from permanent placements, which is based on a percentage of the candidate's remuneration package, and is derived from both retained assignments (income recognised on completion of defined stages of work) and non-retained assignments (income recognised at the date an offer is accepted by a candidate, and where a start date has been determined). The latter includes turnover anticipated, but not invoiced, at the balance sheet date, which is correspondingly accrued on the balance sheet within prepayments and accrued income. A provision is made against accrued income for possible cancellations of placements prior to, or shortly after, the commencement of employment; and
- turnover from amounts billed to clients for expenses incurred on their behalf (principally advertisements) is recognised when the expense is incurred.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

b) Cost of sales

Cost of sales consists of the salary cost of temporary staff and costs incurred on behalf of clients, principally advertising costs.

c) Gross profit

Gross profit is represented by turnover less cost of sales and consists of the total placement fees of permanent candidates, the margin earned on the placement of temporary candidates and the margin on advertising income.

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the respective functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

1. Significant accounting policies (continued)

d) Foreign currency translation (continued)

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates; and
- all resulting exchange differences are recognised as a separate component of equity.

e) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on the acquisition of subsidiaries is included in intangible assets.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment (see accounting policy h). Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Computer software

Computer software acquired by the Group is stated at cost less accumulated amortisation (see below).

(iii) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill has an indefinite useful life. Computer software is amortised at 20% per annum.

The cumulative amount of goodwill written off directly to retained earnings in respect of acquisitions prior to 31 December 1997 is £311.7m (2004: £311.7m).

f) Property, plant and equipment

Property, plant and equipment are stated at original cost less accumulated depreciation. Depreciation is calculated to write off the cost less estimated residual value of each asset evenly over its expected useful life at the following rates:

Leasehold improvements	10% per annum or period of lease if shorter
Furniture, fixtures and equipment	10-20% per annum
Motor vehicles	25% per annum

g) Investments

Fixed asset investments are stated at cost less provision for impairment.

h) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

i) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

j) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

1. Significant accounting policies (continued)

j) Taxation (continued)

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

k) Pension costs

The Group operates defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension costs charged to the income statement represent the contributions payable by the Group to the funds during each period.

l) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classed as operating leases. Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

m) Segment reporting

The consolidated entity operates in one business segment being that of recruitment services (primary segment). As a result no additional business segment information is required to be provided. The consolidated entity operates in four geographic segments (secondary segment), the United Kingdom, Continental Europe, Asia Pacific and the Americas.

n) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

o) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. Their subsequent accounting treatments are described below:

(i) Share option schemes

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings per share). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the estimate of the number of options that are expected to become exercisable is revised. The Group recognises the impact of the revision of original estimates, if any, in the income statement, and the corresponding adjustment to equity over the remaining vesting period.

1. Significant accounting policies (continued)

o) Share-based compensation (continued)

(ii) Deferred Annual Bonus and Long Term Incentive Plans

Where deferred awards are made to directors and senior executives under either the Incentive Share Plan or the Annual Bonus Scheme, to reflect that the awards are for services over a longer period, the value of the expected award is charged to the income statement on a straight-line basis over the vesting period to which the award relates.

p) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

q) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including any directly attributable costs, is recognised as a change in equity.

r) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

s) Trade and other payables

Trade and other payables are stated at cost.

t) Borrowing costs

All borrowing costs are recognised in the income statement in the period in which they are incurred.

u) Financial instruments

The Group has no derivative contracts and therefore the requirements of the recognition criteria under IAS 39 are not relevant to the Group.

v) Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and judgements. It also requires management to exercise judgement in the process of applying the Company's accounting policies. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management anticipate that any estimates and judgements made do not have a material effect on the results.

2. Segment reporting

Business is the Group's primary segment. The consolidated entity operates in one business segment being that of recruitment services. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

(a) Turnover and gross profit by geographic region

		Turnover		Gross Profit	
		2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom		**269,623**	234,822	**129,535**	109,984
Continental Europe		**159,157**	124,293	**86,138**	61,503
Asia Pacific	Australia	**61,152**	51,286	**24,722**	21,105
	Other	**15,565**	11,484	**14,315**	10,429
	Total	**76,717**	62,770	**39,037**	31,534
Americas		**18,313**	11,846	**12,871**	7,620
		523,810	433,731	**267,581**	210,641

The above analysis by destination is not materially different to analysis by origin.

The analysis below is of the carrying amount of segment assets, segment liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

(b) Segment assets, segment liabilities and capital expenditure by geographic region

		Total Assets		Total Liabilities		Capital Expenditure	
		2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom		**66,379**	55,897	**39,159**	30,924	**3,117**	3,106
Continental Europe		**64,932**	50,222	**31,648**	27,246	**2,403**	1,404
Asia Pacific	Australia	**12,256**	10,134	**5,547**	4,178	**773**	610
	Other	**6,877**	5,157	**1,694**	1,295	**584**	98
	Total	**19,133**	15,291	**7,241**	5,473	**1,357**	708
Americas		**8,329**	3,923	**1,942**	923	**1,255**	606
Segment assets/liabilities/capital expenditure		**158,773**	125,333	**79,990**	64,566	**8,132**	5,824
Income tax		**336**	1,183	**10,223**	1,450		
		159,109	126,516	**90,213**	66,016		

2. Segment reporting (continued)

(c) Turnover and gross profit by discipline

	Turnover		Gross Profit	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Finance and accounting	**336,207**	290,151	**159,463**	129,687
Marketing, sales and retail	**84,591**	73,985	**55,111**	44,894
Other	**103,012**	69,595	**53,007**	36,060
	523,810	433,731	**267,581**	210,641

(d) Operating profit by geographic region

		2005 £'000	2004 £'000
United Kingdom		**31,939**	22,928
Continental Europe		**19,449**	4,101
Asia Pacific	Australia	**8,509**	7,551
	Other	**5,593**	3,883
	Total	**14,102**	11,434
Americas		**1,029**	395
		66,519	38,858

The above analyses in notes (b) segment liabilities by geographic region, (c) turnover and gross profit by discipline (being the professions of candidates placed), and (d) by operating profit, have been included as additional disclosure over and above the requirements of IAS14 "Segment Reporting".

3. Other operating expenses

		2005 £'000	2004 £'000
Profit for the year is stated after charging/(crediting):			
Employee benefit costs (note 4)		**139,697**	115,217
Depreciation of property, plant and equipment - owned		**5,201**	5,704
Amortisation of computer software		**961**	700
Audit services	- statutory audit	**440**	334
Other services provided by the auditors	- tax compliance services	**76**	81
	- tax advisory services	**115**	195
(Profit)/loss on disposal of property, plant and equipment, and computer software		**(183)**	53
Profit on disposal of business		**(622)**	–
Operating lease rentals	- land and buildings	**12,026**	11,578
	- plant and machinery	**1,574**	1,081

4. Employee information

The average number of employees (including Executive Directors) during the year and total number of employees (including Executive Directors) at 31 December 2005 were as follows:

	2005 Average No.	2004 Average No.	2005 Total No.	2004 Total No.
Management	**96**	92	**104**	92
Client services	**1,806**	1,512	**1,971**	1,616
Administration	**846**	838	**851**	843
	2,748	2,442	**2,926**	2,551
Consultants for contract hire (note a)	**53**	95	**–**	96
	2,801	2,537	**2,926**	2,647

Note a: The business in which the Group employed consultants for contract hire was disposed of during 2005. (See note 22 Disposal of business.)

Employment costs (including Directors' emoluments) comprised:

	2005 £'000	2004 £'000
Wages and salaries	**115,602**	96,607
Social security costs	**16,781**	13,432
Pension costs - defined contribution plans	**4,620**	4,000
Equity settled transactions	**2,694**	1,178
	139,697	115,217

Details of Directors' remuneration for the year are provided in the audited part of the Directors' Remuneration Report on pages 35 to 42.

No staff are employed by the parent company (2004: nil) hence no remuneration has been disclosed.

5. Finance income/(costs)

	2005 £'000	2004 £'000
Finance income		
Bank interest receivable	**393**	369
Finance costs		
Bank interest payable	**(776)**	(368)

6. Taxation on profits on ordinary activities

The charge for taxation is based on the annual tax rate of 25.0% on profit before tax (2004: 34.8% before exceptional items). The exceptional item referred to in the prior year comparatives relates to a tax deduction received as a result of the vesting of the Restricted Share Scheme in April 2004. This deduction for income tax purposes arose in various tax jurisdictions and resulted in a non-operational exceptional credit of £9.0m to the income tax charge.

Analysis of charge in year

	2005 £'000	2004 £'000
UK income tax at 30% for year before exceptional tax credits	12,522	9,081
UK exceptional tax credit	–	(7,935)
UK income tax at 30% for year after exceptional tax credits	12,522	1,146
Adjustments in respect of prior periods	(120)	152
Overseas income tax before exceptional tax credits	7,334	3,644
Exceptional tax credit	–	(1,065)
Overseas income tax after exceptional tax credits	7,334	2,579
	19,736	3,877
Deferred tax expense		
Origination and reversal of temporary differences	(609)	646
Benefit of tax losses recognised	(2,621)	–
Deferred tax expense	(3,230)	646
Total income tax expense in the income statement	16,506	4,523

Reconciliation of effective tax rate

	2005 £'000	%	2004 £'000	%
Profit before taxation	66,136		38,859	
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK	19,841	30.0	11,658	30.0
Effects of:				
Disallowable items and other permanent timing differences	557	0.9	1,151	3.0
Unrelieved overseas losses	332	0.5	453	1.1
Utilisation of losses not previously recognised	(1,966)	(3.0)	–	–
Recognition of further losses not previously recognised	(2,621)	(4.0)	–	–
Tax deduction for Restricted Share Scheme	–	–	(9,000)	(23.2)
Higher tax rates on overseas earnings	483	0.7	109	0.3
Adjustment to tax charge in respect of prior periods	(120)	(0.1)	152	0.4
Tax expense and effective rate for the year	16,506	25.0	4,523	11.6

Deferred tax recognised directly in equity	2005 £'000	2004 £'000
Relating to equity settled transactions	(4,228)	(381)

7. Current tax assets and liabilities

The current tax asset of £0.4m (2004: £1.2m), and current tax liability of £10.2m (2004: £1.5m) represent the amount of income taxes recoverable and payable in respect of current and prior periods.

8. Dividends

	2005 £'000	2004 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2004 of 2.75p per ordinary share (2003: 2.3p)	**9,444**	8,248
Interim dividend for the year ended 31 December 2005 of 1.5p per ordinary share (2004: 1.25p)	**4,988**	4,345
	14,432	12,593
Amounts proposed as distributions to equity holders in the year:		
Proposed final dividend for the year ended 31 December 2005 of 3.5p per ordinary share (2004: 2.75p)	**11,497**	9,444

The proposed final dividend had not been approved by shareholders at 31 December 2005 and therefore has not been included as a liability. The comparative final dividend at 31 December 2004 was also not recognised as a liability in the prior year comparatives.

A final dividend of 3.5p (2004: 2.75p) per ordinary share will be paid on 5 June 2006 to shareholders on the register at the close of business on 5 May 2006.

When the Company pays a dividend to shareholders, there may be income tax consequences. The impact will depend upon the individual circumstances of the shareholder.

9. Earnings per ordinary share

The calculation of the basic, diluted and adjusted earnings per share is based on the following data:

Earnings	2005	2004
Earnings after exceptional tax items for basic earnings per share (£'000)	**49,630**	34,336
Exceptional tax items (£'000)	**–**	(9,000)
Earnings before exceptional tax items for adjusted earnings per share (£'000)	**49,630**	25,336
Number of shares		
Weighted average number of shares used for basic and adjusted earnings per share ('000)	**336,283**	351,555
Dilution effect of share plans ('000)	**9,014**	3,744
Diluted weighted average number of shares used for diluted earnings per share ('000)	**345,297**	355,299
Basic earnings per share (pence)	**14.8**	9.8
Diluted earnings per share (pence)	**14.4**	9.7
Adjusted earnings per share (pence)	**14.8**	7.2

The above results relate to continuing operations.

9. Earnings per ordinary share (continued)

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held in the EBT reserve or as treasury shares.

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. This calculation determines the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated in the basic earnings per share is then adjusted to reflect the number of shares deemed to be issued for nil consideration as a result of the potential exercise of existing share options.

The remaining share options that are currently not dilutive and hence excluded from the dilutive earnings per share calculation remain potentially dilutive until they are either exercised or they lapse.

Adjusted

Adjusted earnings per share is calculated as for basic earnings per share with the profit attributable to equity holders of the Company adjusted to be stated before exceptional items.

Potential future ordinary share transactions

It remains the Company's intention to use surplus cash to repurchase and cancel its shares.

10. Property, plant and equipment

	2005				2004			
Group	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000	Leasehold improvements £'000	Furniture, fixtures and equipment £'000	Motor vehicles £'000	Total £'000
Cost								
At 1 January	**14,426**	**25,586**	**3,454**	**43,466**	14,782	25,135	5,427	45,344
Additions	**2,091**	**4,083**	**993**	**7,167**	817	3,592	915	5,324
Disposals	**(546)**	**(2,155)**	**(2,341)**	**(5,042)**	(1,130)	(3,035)	(2,843)	(7,008)
Effect of movements in foreign exchange	**(18)**	**125**	**19**	**126**	(43)	(106)	(45)	(194)
At 31 December	**15,953**	**27,639**	**2,125**	**45,717**	**14,426**	**25,586**	**3,454**	**43,466**
Depreciation								
At 1 January	**6,549**	**16,553**	**1,625**	**24,727**	6,028	16,286	2,373	24,687
Charge for the year	**1,774**	**2,875**	**552**	**5,201**	1,521	3,257	926	5,704
Disposals	**(500)**	**(1,955)**	**(1,442)**	**(3,897)**	(973)	(2,931)	(1,658)	(5,562)
Effect of movements in foreign exchange	**1**	**32**	**(13)**	**20**	(27)	(59)	(16)	(102)
At 31 December	**7,824**	**17,505**	**722**	**26,051**	**6,549**	**16,553**	**1,625**	**24,727**
Net book value								
At 31 December	**8,129**	**10,134**	**1,403**	**19,666**	**7,877**	**9,033**	**1,829**	**18,739**

11. Intangible assets

Group	2005 Computer software £'000	2005 Goodwill £'000	2005 Total £'000	2004 Computer software £'000	2004 Goodwill £'000	2004 Total £'000
Cost						
At 1 January	**4,596**	**1,539**	**6,135**	5,238	1,539	6,777
Additions	**965**	**–**	**965**	500	–	500
Disposals	**(244)**	**–**	**(244)**	(1,108)	–	(1,108)
Effect of movements in foreign exchange	**30**	**–**	**30**	(36)	–	(36)
At 31 December	**5,347**	**1,539**	**6,886**	**4,594**	**1,539**	**6,133**
Amortisation						
At 1 January	**2,402**	**–**	**2,402**	2,794	–	2,794
Charge for the year	**961**	**–**	**961**	700	–	700
Impairment	**–**	**–**	**–**	–	–	–
Disposals	**(218)**	**–**	**(218)**	(1,085)	–	(1,085)
Effect of movements in foreign exchange	**(10)**	**–**	**(10)**	(9)	–	(9)
At 31 December	**3,135**	**–**	**3,135**	**2,400**	**–**	**2,400**
Net book value						
At 31 December	**2,212**	**1,539**	**3,751**	**2,194**	**1,539**	**3,733**

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to the country of operation.

A summary of the goodwill allocation is presented below.

	2005 £'000	2004 £'000
UK	**1,274**	1,274
USA	**214**	214
Singapore	**51**	51
	1,539	1,539

In assessing value in use, the estimated future cash flows are calculated by preparing cash flow forecasts derived from the most recent financial budget and an assumed growth rate of 3%, which does not exceed the long-term average growth rate of the relevant markets. The terminal value of the cash flow is then calculated by discounting using the Group's weighted average cost of capital. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense.

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. It is the opinion of the Directors that at 31 December 2005 there was no impairment of intangible assets.

12. Investments

Company	Subsidiary undertakings £'000	Total £'000
Cost		
At 1 January 2005 and 31 December 2005	**421,545**	**421,545**

The Company's principal subsidiary undertakings at 31 December 2005, their principal activities and countries of incorporation are set out below:

Name of undertaking	Country of incorporation	Principal activity
Michael Page Recruitment Group Limited	United Kingdom	Holding company
Michael Page Holdings Limited	United Kingdom	Support services
Michael Page International Recruitment Limited*	United Kingdom	Recruitment consultancy
Michael Page UK Limited	United Kingdom	Recruitment consultancy
Michael Page Limited	United Kingdom	Recruitment consultancy
Accountancy Additions Limited	United Kingdom	Recruitment consultancy
Michael Page International (France) SAS	France	Recruitment consultancy
Page Personnel SAS	France	Recruitment consultancy
Michael Page International (Espana) SA	Spain	Recruitment consultancy
Page Personnel (Espana) SA	Spain	Recruitment consultancy
Michael Page International Italia Srl	Italy	Recruitment consultancy
Page Personnel Italia SpA	Italy	Recruitment consultancy
Michael Page International Empressa de Trabalho Temporário e Serviços de Consultadoria Lda	Portugal	Recruitment consultancy
Michael Page International (Switzerland) SA	Switzerland	Recruitment consultancy
Michael Page International (Deutschland) GmbH	Germany	Recruitment consultancy
Michael Page International (Nederland) BV	Netherlands	Recruitment consultancy
Page Interim BV	Netherlands	Recruitment consultancy
Michael Page International (Belgium) NV/SA	Belgium	Recruitment consultancy
Page Interim (Belgium) NV/SA	Belgium	Recruitment consultancy
Michael Page International (Sweden) AB	Sweden	Recruitment consultancy
Michael Page International (Poland) Sp.Z.O.O	Poland	Recruitment consultancy
Michael Page International (Australia) Pty Limited	Australia	Recruitment consultancy
Michael Page International (Hong Kong) Limited	Hong Kong	Recruitment consultancy
Michael Page International (Brasil) SC Ltda	Brazil	Recruitment consultancy
Michael Page International (Japan) K.K.	Japan	Recruitment consultancy
Michael Page International Pte Limited*	Singapore	Recruitment consultancy
Michael Page International Inc*	United States	Recruitment consultancy
Michael Page International Canada Limited	Canada	Recruitment consultancy

*The equity of these subsidiary undertakings is held directly by Michael Page International plc. All companies have been included in the consolidation and operate principally in their country of incorporation.

The percentage of the issued share capital held is equivalent to the percentage of voting rights held. The Group holds 100% of all classes of issued share capital. The share capital of all the subsidiary undertakings comprise ordinary shares, with the exception of Michael Page International Recruitment Limited which comprises 1 ordinary share and 421,544,426 preference shares.

13. Trade and other receivables

	Group		Company	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Trade receivables	**85,059**	72,384	**–**	–
Less provision for impairment of receivables	**(2,328)**	(3,098)	**–**	–
Net trade receivables	**82,731**	69,286	**–**	–
Other receivables	**3,854**	3,635	**–**	–
Prepayments and accrued income	**18,350**	13,293	**15**	15
	104,935	86,214	**15**	15
Non-current				
Prepayments and accrued income	**1,106**	1,692	**–**	–

All non-current receivables are due within five years from the balance sheet date.

The fair values of trade and other receivables are not materially different to those disclosed above.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

14. Trade and other payables

	Group		Company	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Current				
Trade payables	**4,608**	5,280	**–**	–
Amounts owed to Group companies	**–**	–	**170,648**	141,544
Other tax and social security	**26,098**	22,530	**1**	1
Other payables	**8,837**	7,157	**–**	3
Accruals	**31,579**	25,616	**2**	–
Deferred income	**502**	111	**–**	–
	71,624	60,694	**170,651**	141,548
Non-current				
Deferred income	**350**	461	**–**	–
Other tax and social security	**312**	1,217	**–**	–
	662	1,678	**–**	–

The fair values of trade and other payables are not materially different to those disclosed above.

15. Bank overdrafts and loans

	Group		Company	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Bank overdrafts	**281**	317	–	–
Bank loans	**6,700**	–	6,700	–
	6,981	317	6,700	–

The borrowings stated above are repayable on demand or otherwise within one year.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

31 December 2005	Sterling £'000	Euro £'000	Total £'000
Bank overdrafts	–	281	**281**
Bank loans	6,700	–	**6,700**
	6,700	281	**6,981**
31 December 2004			
Bank overdrafts	–	317	**317**

Bank overdrafts are repayable on demand. Overdrafts of £281,000 (2004: £305,000) have been secured against assets of the company.

At 31 December 2005, the Group had available £44.8m (2004: £40.8m) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

The average interest rates paid were as follows:

	31 December 2005	31 December 2004
Bank overdrafts	**5.63%**	5.56%
Bank loans	**5.46%**	5.38%

Interest rate risk

The exposure to interest rate and currency risk arises in the normal course of the Group's business.

Borrowings are arranged at floating rates, thus exposing the Group to cash flow interest rate risk. The Group does not consider this risk as significant.

The benchmark rates for determining floating rate liabilities are based on relevant national LIBOR equivalents.

Currency rate risk

An explanation of the Group's treasury policy is included in the Finance Directors review on page 21.

16. Provisions for liabilities and charges

	Group		Company	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
At 1 January	**1,188**	6,239	–	4,114
Utilised in year	**(612)**	(5,051)	–	(4,114)
At 31 December	**576**	1,188	–	–

	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Analysis of total provisions:				
Non-current liabilities	**192**	612	–	–
Current liabilities	**384**	576	–	–
	576	1,188	–	–

The provision at 31 December 2005 relates to rentals and other unavoidable costs on onerous lease agreements on properties in the UK. The Group expects to utilise the provision over the next 2 years. The provision in the prior year also included National Insurance and social security liabilities on the Restricted Share Scheme. These liabilities crystalised in April 2004 when the Restricted Shares vested.

17. Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated tax depreciation £'000	Share-based payments £'000	NIC Provision £'000	Tax losses £'000	Other £'000	Total £'000
At 1 January 2004	245	(689)	(1,234)	–	(356)	(2,034)
Credit to equity for the year	–	(381)	–	–	–	**(381)**
Charge/(credit) to profit or loss for the year	37	(410)	1,234	–	(153)	**708**
Exchange differences	1	–	–	–	(28)	**(27)**
At 1 January 2005	**283**	**(1,480)**	–	–	**(537)**	**(1,734)**
Credit to equity for the year	–	(4,228)	–	–	–	**(4,228)**
Credit to profit or loss for the year	(7)	(552)	–	(2,621)	(50)	**(3,230)**
Exchange differences	(1)	–	–	–	85	**84**
At 31 December 2005	**275**	**(6,260)**	–	**(2,621)**	**(502)**	**(9,108)**

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy. The following is the analysis of the deferred tax balances (after offset) for balance sheet purposes:

	2005 £'000	2004 £'000
Deferred tax assets	**(9,255)**	(2,423)
Deferred tax liabilities	**147**	689
	(9,108)	(1,734)

17. Deferred tax (continued)

At 31 December 2005, unremitted earnings of overseas Group companies amounted to £17.6m (2004: £14.0m). Unremitted earnings may be liable to some overseas and UK tax (after allowing for double taxation relief) if they were to be distributed as dividends. However no tax is expected to be payable on them.

Certain of the Group's overseas operations have current and prior year tax losses, the future utilisation of which is uncertain. Accordingly the Group has not recognised a deferred tax asset of £0.5m (2004: £5.3m) in respect of tax losses of overseas companies. These tax losses are available to offset future taxable profits in the respective jurisdictions.

18. Called-up share capital

	2005		2004	
	£'000	Number of shares	£'000	Number of shares
Authorised				
Ordinary shares of 1p each	**5,713**	**571,250,000**	5,713	571,250,000
Allotted, called-up and fully paid				
At 1 January	**3,572**	**357,202,799**	3,637	363,662,799
Cancellation of own shares	**(246)**	**(24,565,000)**	(65)	(6,460,000)
At 31 December	**3,326**	**332,637,799**	3,572	357,202,799

Executive Share Option Scheme (ESOS)

The Group has an Executive Share Option Scheme (ESOS) that entitles key management personnel and senior employees to receive shares in the entity. In accordance with these programmes, options are exercisable at the market price of the shares at the date of the grant.

Two grants under the ESOS were made before 7 November 2002. The recognition and measurement principles in IFRS 2 have been applied to all grants after 7 November 2002. They have not been applied to the two grants made prior to 7 November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2.

At 31 December 2005 the following options had been granted and remained outstanding in respect of the Company's ordinary shares of 1p under the Michael Page Executive Share Option Scheme. All options granted are settled by the physical delivery of shares. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Year of grant	Balance at 1 January 2005	Granted in year	Exercised in year	Lapsed in year	No. of shares outstanding at 31 December 2005	Exercise price per share	Exercise period
2001 (Note 1)	24,077,659	–	(168,223)	(2,743,381)	21,166,055	175p	March 2004 - March 2011
2002 (Note 2)	2,638,750	–	–	(315,000)	2,323,750	186p	March 2005 - March 2012
2002 (Note 2)	3,738,750	–	–	(395,000)	3,343,750	186p	March 2006 - March 2012
2003 (Note 3)	6,680,000	–	(200,000)	(360,000)	6,120,000	81.5p-86.1p	April 2006 - April 2013
2004 (Note 4)	2,647,000	–	(37,500)	(146,500)	2,463,000	171p-190.3p	March 2007 - March 2014
2005 (Note 5)	–	2,770,000	(20,833)	(99,167)	2,650,000	190.75p-191.5p	March 2008 - March 2015
Total 2005	39,782,159	2,770,000	(426,556)	(4,059,048)	38,066,555		
Weighted average exercise price 2005	1.61	1.91	1.32	1.69	1.63		
Total 2004	41,501,735	2,711,000	(267,858)	(4,162,718)	39,782,159		
Weighted average exercise price 2004	1.62	1.72	1.75	1.66	1.61		

3,164,968 options were exercisable at the end of 2005 at a weighted average exercise price of £1.75 (2004: nil).

18. Called-up share capital (continued)

In 2005, options were granted on 28 February with the estimated fair values of the options granted on that day of £1.7m. In 2004, options were granted on 1 March. The estimated fair values of the options granted on that date was £1.5m.

Share options are granted under service and non-market performance conditions. These conditions are not taken into account in the fair value measurement at grant date. There are no market conditions associated with the share option grants other than those on the initial grant in 2001.

The options outstanding at 31 December 2005 have an exercise price in the range of 81.5 pence to 190.75 pence and a weighted average contractual life of 6.2 years. The fair values of options granted during the year were calculated using the Black-Scholes option pricing model. The inputs into the model were as follows:

	Share Option Scheme		Incentive Share Scheme		Deferred Bonus Shares	
	2005	2004	2005	2004	2005	2004
Share price (£)	1.91	1.71	1.93	1.71	1.93	–
Average exercise price (£)	1.91	1.72	Nil	Nil	Nil	–
Expected volatility	35%	35%	35%	35%	35%	–
Expected life	5 years	5 years	3 years	3 years	3 years	–
Risk free rate	4.75%	4.75%	4.75%	4.75%	4.75%	–
Expected dividend yield	2%	2%	Nil	Nil	Nil	–

Expected volatility was determined by reference to historical volatility of the Company's share price since flotation. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. Expectations of early exercise are incorporated into the Black-Scholes option pricing model.

The Group recognised total expenses of £2.7m (2004: £1.2m) related to equity-settled share-based payment transactions during the year.

Option plan details

Note 1 Pre flotation options

On flotation, options over 33,750,000 (9%) ordinary shares were granted to the Executive Directors and 427 employees. These options are subject to the following:

(a) 55.6% of an individual's option entitlement will normally only be exercisable to the extent that Earnings Per Share (EPS) targets have been satisfied over a period of 3 to 10 years. None of these options will vest unless EPS has grown in line with the UK Retail Prices Index (RPI) plus an average of 5% per annum. At that point one third of this portion of the options vest. If EPS growth is higher than this level, vesting increases on a sliding scale basis until 100% of this portion of the options vest where EPS growth matches RPI plus an average of 10% per annum. The base earnings per share is 9.9p. The results for the year ended 31 December 2005 have met the EPS performance conditions for 85% of the outstanding options which will vest on 1 March 2006.

(b) 44.4% of an individual's option entitlement will normally only be exercisable to the extent that share price growth targets have been satisfied over a period of at least 3 years. None of these options will vest unless the Company's share price has achieved 50% growth after 3 years and not later than 5 years. At that point one third of this portion of the options vest. Vesting then increases progressively for further share price growth until full vesting occurs where there is 200% growth after 3 years and not later than 5 years. These hurdles rise from the fifth anniversary of the date of grant at compound rates of growth of 8.45% and 24.57% respectively. At 31 December 2005, the performance conditions were met for 33.7% of the outstanding share price dependent options and these vested on 31 December 2005.

Note 2 2002 Grant

On 14 March 2002, options over 7,500,000 ordinary shares were granted in two tranches to the Executive Directors and 203 employees at an exercise price of 186p. The first tranche of options is exercisable, under normal circumstances, between 3 and 10 years from the date of grant. The second tranche is exercisable, under normal circumstances, between 4 and 10 years from the date of grant. These options were granted subject to a performance condition requiring that an option may only be exercised, in normal circumstances, if there has been an increase in base earnings per share of at least 3% per annum above the growth in the retail price index. The 2001 earnings per share of 10.6p is the base for the first tranche of options. The 2002 earnings per share of 5.8p is the base for the second tranche of options. The results for the year ended 31 December 2005 have met the performance conditions for both tranches, 100% of which will vest on 1 March 2006 and 14 March 2006 respectively.

18. Called-up share capital (continued)

Note 3 2003 Grant

On 8 April 2003, options over 7,140,000 were granted to the Executive Directors and 110 employees at exercise prices of between 81.5p and 86.1p. These are exercisable, under normal circumstances, between 3 and 10 years from the date of grant. These grants are subject to a performance condition requiring that an option may only be exercised, under normal circumstances, if there has been an increase in base earnings per share of at least 3% per annum above the growth in the retail price index. The base earnings per share is 5.8p. The results for the year ended 31 December 2005 have met these performance conditions and therefore 100% of these options will vest on 8 April 2006.

Note 4 2004 Grant

On 1 March 2004, options over 2,711,000 were granted to the Executive Directors and 99 employees at an exercise price of between 171p-190.3p. These are exercisable, under normal circumstances, between 3 and 10 years from the date of grant. These grants are subject to a performance condition requiring that an option may only be exercised, under normal circumstances, if there has been an increase in base earnings per share of at least 3% per annum above the growth in the retail price index. The performance condition is tested on the third anniversary only and no retesting will occur thereafter. The base earnings per share is 4.1p.

Note 5 2005 Grant

On 28 February 2005, options over 2,770,000 were granted to the Executive Directors and 133 employees at an exercise price of between 190.75p and 191.5p. These are exercisable, under normal circumstances, between 3 and 10 years from the date of grant. These grants are subject to a performance condition requiring that an option may only be exercised, under normal circumstances, if there has been an increase in base earnings per share of at least 3% per annum above the growth in the retail price index. The performance condition is tested on the third anniversary only and no retesting will occur thereafter. Base earnings per share is 7.5p after adjusting for share scheme charges.

All future grants of options under this scheme will be subject to similar EPS performance conditions which is considered the best measure of the Group's performance and is designed to provide a direct link between the rewards for executives and the returns to shareholders, whilst at the same time ensuring that senior executives can measure the results of their efforts through the Company's share price.

Other share-based payment plans

The Company also operates an Incentive Share Plan for the Executive Directors and Senior Employees and an Annual Bonus Plan for the Executive Directors. Details of these schemes are disclosed on pages 35 and 36, and are settled by the physical delivery of shares to the extent that service and performance conditions are met.

19. Reserves

Capital redemption reserve

The capital redemption reserve relates to the cancellation of the Company's own shares. The increase in the year represents the nominal value of the 24,565,000 shares cancelled during the year as shown in Note 18.

EBT reserve

At 31 December 2005, the EBT reserve consisted of 5,640,715 (2004: 5,640,715) ordinary shares held by the Employee Benefit Trust representing 1.70% of the called-up share capital with a market value of £15.2m (2004: £10.5m).

A total of 1,219,934 shares have been allocated to satisfy awards made under the Incentive Share Plan, and 265,439 deferred shares have been allocated under the Annual Bonus Plan. Dividends are paid on these shares and they are included in the EPS calculation. Dividend income on the remaining 4,155,342 ordinary shares has been waived, and they are excluded from the EPS calculation.

Treasury shares

The reserve for the Company's own shares in the previous year comprised the cost of the Company's shares held by the Group. During the year to 31 December 2005, all shares held in treasury were cancelled. At 31 December 2004, the Group held 7,765,000 of the Company's shares in Treasury.

Currency translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are integral to the operations of the Company.

20. Cash flows from operating activities

	Group		Company	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Profit before tax	**66,136**	38,859	**11,142**	13,732
Depreciation and amortisation charges	**6,162**	6,404	**–**	–
(Profit)/loss on sale of property, plant and equipment, and computer software	**(183)**	53	**–**	–
Profit on the sale of business (note 22)	**(622)**	–	**–**	–
Share scheme charges	**2,694**	1,178	**–**	–
Net finance cost/(income)	**383**	(1)	**511**	200
Operating cashflow before changes in working capital and provisions	**74,570**	46,493	**11,653**	13,932
Increase in receivables	**(17,907)**	(17,739)	**–**	(6)
Increase in payables	**9,381**	11,987	**29,101**	27,120
Decrease in provisions	**(612)**	(5,051)	**–**	(4,114)
Cash generated from operations	**65,432**	35,690	**40,754**	36,932

21. Cash and cash equivalents

	Group		Company	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Cash at bank and in hand	**11,095**	10,091	**156**	156
Short term deposits	**8,965**	2,441	**–**	–
Cash and cash equivalents	**20,060**	12,532	**156**	156
Bank overdrafts	**(281)**	(317)	**–**	–
Cash and cash equivalents in the statement of cash flows	**19,779**	12,215	**156**	156

22. Disposal of business

In July 2005 the Group sold its French contractors business for £1.4m resulting in a profit on disposal of £0.6m. No assets, liabilities or cash were disposed of, with the disposal comprising business contracts only and associated costs. The trading and cash effects of this business during the year were not material.

23. Commitments

Operating lease commitments

At 31 December 2005 the Group was committed to make the following payments in respect of non-cancellable operating leases:

	Land and buildings		Other	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Leases which expire:				
Within one year	**2,205**	536	**245**	86
Within two to five years	**17,718**	18,083	**2,820**	1,749
After five years	**50,517**	55,614	**–**	–
	70,440	74,233	**3,065**	1,835

23. Commitments (continued)

The Group leases various offices under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The Group also leases various plant and machinery under operating lease agreements. The Group is required to give a varying notice for the termination of these agreements.

Capital commitments

The Group had contractual capital commitments of £0.4m as at 31 December 2005 (2004: £0.8m) relating to property, plant and equipment. The Group had contractual capital commitments of £nil as at 31 December 2005 (2004: £0.1m) relating to computer software.

VAT group registration

As a result of group registration for VAT purposes, the Company is contingently liable for VAT liabilities arising in other companies within the VAT group which at 31 December 2005 amounted to £6.4m (2004: £5.7m).

24. Contingent liabilities

The Company has provided guarantees to other Group undertakings amounting to £5.0m (2004: £5.2m) in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities.

25. Events after the balance sheet date

Between 31 December 2005 and 17 February 2006 785,125 options were exercised, which has led to an increase of share capital of £7,851.

26. Related party transactions

Identity of related parties

The Group has a related party relationship with its subsidiaries (note 12), and with its directors and members of the Executive Committee.

Details of transactions between the Group and other related parties are disclosed below:

Transactions with key management personnel

For transactions with directors see the Remuneration report on pages 35 to 42. The remuneration of directors and members of the Executive Committee is determined by the remuneration committee having regard to the performance of individuals and market trends.

In addition to their salaries, the Group also provides non-cash benefits to members of the Executive Committee, and contributes to a post-employment defined contribution pension plan on their behalf, details of which are given in note 1.

The compensations of the members of the Executive Committee who are not directors are detailed below (pro rated from committee commencement date):

	2005 £'000
Short-term employee benefits	**87**

Their compensation is included in employment costs (note 4).

Details of transactions between the Company and its subsidiaries are shown below:

	Dividends received		Amounts owed by related parties		Amounts owed to related parties	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
	11,668	6,109	**47,576**	42,487	**218,224**	184,031

27. Adoption of IFRS in 2005

The accounting policies were changed on 1 January 2005 to comply with IFRS. The transition from UK GAAP to IFRS is accounted for in accordance with IFRS 1 "First-Time Adoption of International Financial Reporting Standards" with 1 January 2004 as the date of transition. The changes in accounting policies as a consequence of the transition to IFRS are described below, and the reconciliations of the effects of the transition to IFRS are presented in the notes to the first IFRS financial statements. The revised accounting policies are described in note 1.

The transition to IFRS resulted in the following changes in accounting policies:

Goodwill is not amortised but measured at cost less impairment losses. Under UK GAAP, goodwill was amortised on a straight-line basis through profit and loss over its estimated useful economic life of 20 years. The effect of the change is an increase in equity and profit before tax of £96,000 at 31 December 2004. The change does not affect equity or profit before tax at 1 January 2004. The change has no tax effect as deferred taxes are not recognised for temporary differences arising from goodwill for which amortisation is not deductible for tax purposes.

Dividends to shareholders declared after the balance sheet date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date but are disclosed separately in the notes. Under UK GAAP dividends for the accounting year were recognised as a liability. The effect of the change is an increase in equity at 1 January 2004 of £8.2m and £9.5m at 31 December 2004.

Share option costs under UK GAAP were based on the intrinsic value of the option at the date of grant and as such, grants made under the Group's share option plans did not result in a charge to the income statement. Under IFRS 2 "Share-based Payment", the Group measures the cost of all share options granted since 7 November 2002 that have not fully vested at the balance sheet date, using an option pricing model. A liability in respect of social charges has also been recognised in respect of the Group's share option schemes.

Deferred tax relating to the new share option charges described above have been recognised as a deferred tax asset.

Computer software has been reclassified from tangible fixed assets to intangible fixed assets.

Cumulative translation differences for all foreign operations have been deemed to be zero at the date of transition. After the date of transition, foreign exchange differences arising from the translation of accounts of overseas operations are shown in a currency translation reserve as a separate component of equity.

27. Adoption of IFRS in 2005 (continued)

Reconciliation of Group Profit

The adoption of IFRS had the following impact on Group profit.

		Year ended 31 December 2004 (end of last period presented under UK GAAP)		
	Ref	Under UK GAAP £'000	Effect of transition to IFRS £'000	Under IFRS £'000
Turnover		**433,731**	**–**	**433,731**
Cost of sales		(223,090)	–	(223,090)
Gross profit		**210,641**	**–**	**210,641**
Administrative expenses	a, c	(170,604)	(1,179)	(171,783)
Operating profit		**40,037**	**(1,179)**	**38,858**
Net finance income		1	–	1
Profit before tax		**40,038**	**(1,179)**	**38,859**
Income tax expense	d	(4,933)	410	(4,523)
Profit for the year		**35,105**	**(769)**	**34,336**
Attributable to:				
Equity holders of the parent		**35,105**	**(769)**	**34,336**
Earnings per share				
Basic earnings per share (pence)		**10.0**	(0.2)	9.8
Diluted earnings per share (pence)		**9.9**	(0.2)	9.7

		£'000
Profit UK GAAP		**35,105**
Goodwill not amortised after date of transition	a	**96**
Share option charges	c	**(1,275)**
Deferred tax on share scheme charges	d	**410**
		(769)
Profit IFRS		**34,336**

27. Adoption of IFRS in 2005 (continued)

Reconciliation of Group Equity

		At 1 January 2004 (date of transition)			At 31 December 2004 (end of last period presented under UK GAAP)		
	Ref	Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS balance sheet £'000	Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS balance sheet £'000
Non-current assets							
Property, plant and equipment	e	23,101	(2,444)	20,657	20,933	(2,194)	18,739
Goodwill	a	1,539	–	1,539	1,443	96	1,539
Computer software	e	–	2,444	2,444	–	2,194	2,194
Deferred income tax assets	d	1,345	1,416	2,761	254	2,169	2,423
Other receivables		1,570	–	1,570	1,692	–	1,692
		27,555	**1,416**	**28,971**	**24,322**	**2,265**	**26,587**
Current assets							
Trade and other receivables		68,615	–	68,615	86,214	–	86,214
Current tax receivable		1,664	–	1,664	1,183	–	1,183
Cash and cash equivalents		23,211	–	23,211	12,532	–	12,532
		93,490	**–**	**93,490**	**99,929**	**–**	**99,929**
Total assets		**121,045**	**1,416**	**122,461**	**124,251**	**2,265**	**126,516**
Non-current liabilities							
Other payables	c	(444)	(759)	(1,203)	(461)	(1,217)	(1,678)
Provisions for liabilities and charges		(1,376)	–	(1,376)	(612)	–	(612)
Deferred tax liabilities	d	–	(727)	(727)	–	(689)	(689)
		(1,820)	**(1,486)**	**(3,306)**	**(1,073)**	**(1,906)**	**(2,979)**
Current liabilities							
Trade and other payables	b	(57,356)	8,234	(49,122)	(70,164)	9,470	(60,694)
Borrowings		(777)	–	(777)	(317)	–	(317)
Current tax payable		(2,886)	–	(2,886)	(1,450)	–	(1,450)
Provisions for liabilities and charges		(4,863)	–	(4,863)	(576)	–	(576)
		(65,882)	**8,234**	**(57,648)**	**(72,507)**	**9,470**	**(63,037)**
Total liabilities		**(67,702)**	**6,748**	**(60,954)**	**(73,580)**	**7,564**	**(66,016)**
Net assets		**53,343**	**8,164**	**61,507**	**50,671**	**9,829**	**60,500**
Capital and reserves							
Called-up share capital		3,637	–	3,637	3,572	–	3,572
Capital redemption reserve		113	–	113	178	–	178
EBT reserve		(9,871)	–	(9,871)	(9,871)	–	(9,871)
Treasury shares		–	–	–	(13,122)	–	(13,122)
Currency translation reserve	f	–	–	–	–	(188)	(188)
Profit and loss account		59,464	8,164	67,628	69,914	10,017	79,931
Total equity		**53,343**	**8,164**	**61,507**	**50,671**	**9,829**	**60,500**

27. Adoption of IFRS in 2005 (continued)

Reconciliation of Group Equity (continued)

	Ref	At 1 January 2004 (date of transition) Effect of transition to IFRS £'000	At 31 December 2004 (end of last period presented under UK GAAP) Effect of transition to IFRS £'000
Total equity UK GAAP		53,343	50,671
Goodwill not amortised after date of transition	a	–	96
Dividend not recognised as a liability until approved by shareholders	b	8,234	9,470
Social charges on share option schemes	c	(759)	(1,217)
Deferred tax on share schemes	d	689	1,480
Computer software now classified as intangible	e	–	–
Currency translation reserve	f	–	–
Total adjustments to equity		8,164	9,829
Total equity IFRS		61,507	60,500

There are no material adjustments to the cash flow statement in either period.

27. Adoption of IFRS in 2005 (continued)

Reconciliation of Company Profit

The adoption of IFRS had no impact on the Company's profit.

Reconciliation of Company Equity

		At 1 January 2004 (date of transition)			At 31 December 2004 (end of last period presented under UK GAAP)		
	Ref	Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS balance sheet £'000	Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS balance sheet £'000
Non-current assets							
Investments		421,545	–	421,545	421,545	–	421,545
Deferred tax assets		1,235	–	1,235	–	–	–
		422,780	**–**	**422,780**	**421,545**	**–**	**421,545**
Current assets							
Trade and other receivables		179	–	179	292	–	292
Cash and cash equivalents		131	–	131	156	–	156
		310	**–**	**310**	**448**	**–**	**448**
Total assets		**423,090**	**–**	**423,090**	**421,993**	**–**	**421,993**
Non-current liabilities		–	–	–	–	–	–
Current liabilities							
Trade and other payables	b	(8,237)	8,234	(3)	(9,473)	9,470	(3)
Amounts owed to Group companies		(114,420)	–	(114,420)	(141,544)	–	(141,544)
Current tax payable		–	–	–	(1)	–	(1)
Provisions for liabilities and charges		(4,114)	–	(4,114)	–	–	–
		(126,771)	**8,234**	**(118,537)**	**(151,018)**	**9,470**	**(141,548)**
Total liabilities		**(126,771)**	**8,234**	**(118,537)**	**(151,018)**	**9,470**	**(141,548)**
Net assets		**296,319**	**8,234**	**304,553**	**270,975**	**9,470**	**280,445**
Capital and reserves							
Called-up share capital		3,637	–	3,637	3,572	–	3,572
Capital redemption reserve		113	–	113	178	–	178
EBT reserve		(9,871)	–	(9,871)	(9,871)	–	(9,871)
Treasury shares		–	–	–	(13,122)	–	(13,122)
Profit and loss account		302,440	8,234	310,674	290,218	9,470	299,688
Total equity		**296,319**	**8,234**	**304,553**	**270,975**	**9,470**	**280,445**

27. Adoption of IFRS in 2005 (continued)

Reconciliation of Company Equity (continued)

	Ref	At 1 January 2004 (date of transition) Effect of transition to IFRS £'000	At 31 December 2004 (end of last period presented under UK GAAP) Effect of transition to IFRS £'000
Total equity UK GAAP		296,319	270,975
Dividend not recognised as a liability until approved by shareholders	b	8,234	9,470
Total adjustments to equity		8,234	9,470
Total equity IFRS		304,553	280,445

There are no material adjustments to the cash flow statement in either period.

Annual General Meeting

To be held on 23 May 2006 at 12.00 noon at Victoria House, Southampton Row, London, WC1B 4JB. Every shareholder is entitled to attend and vote at the meeting.

Final dividend for the year ended 31 December 2005

To be paid (if approved) on 5 June 2006 to shareholders on the register on 5 May 2006.

Company secretary

Richard McBride

Company number

3310225

Registered office, domicile and legal form

The Company is a limited liability company incorporated and domiciled within the United Kingdom. The address of its registered office is:

39-41 Parker Street
London
WC2B 5LN

Tel: 020 7831 2000
Fax: 01932 264297

Auditors	Solicitors	Registrars	Brokers	Bankers
Deloitte & Touche LLP	Herbert Smith	Capita IRG	Citigroup	HSBC Bank plc
Chartered Accountants	Exchange House	The Registry	33 Canada Square	West End Business Banking Centre
London	Primrose Street	34 Beckenham Road	Canary Wharf	70 Pall Mall
	London EC2A 3TR	Beckenham, Kent BR3 4TU	London E14 5LB	London SW1Y 5GZ

Key dates

Ex-Dividend date	3 May 2006
Record date	5 May 2006
Annual General Meeting	23 May 2006
Payment of final ordinary dividend	5 June 2006
Interim results announcement	14 August 2006

FIVE YEAR SUMMARY
INCOME STATEMENT

	UK GAAP			IFRS	
	2001 £'000	2002 £'000	2003 £'000	2004 £'000	2005 £'000
Turnover	459,547	383,470	372,616	433,731	**523,810**
Gross profit	245,080	192,648	178,485	210,641	**267,581**
Operating profit	58,019	32,136	21,783	38,858	**66,519**
Profit before tax	62,326	32,597	22,409	38,859	**66,136**
Profit attributable to equity holders	43,653	21,154	13,745	34,336	**49,630**
Basic earnings per share (pence)	11.8	5.8	3.8	9.8	**14.8**
Adjusted earnings per share (pence)	10.6	5.8	4.1	7.2	**14.8**

The amounts disclosed for 2003 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in note 27 to the financial statements which provides an explanation of the transition to IFRS.

Notice is hereby given that the Annual General Meeting of the Company will be held at Victoria House, Southampton Row, London, WC1B 4JB on 23 May 2006 at 12.00 noon for the following purposes:

1. To receive and approve the reports of the directors and auditors and accounts for the year ended 31 December 2005.
2. To declare a final dividend on the ordinary share capital of the Company for the year ended 31 December 2005 of 3.5p per share.
3. To re-elect Stephen Puckett as a director of the Company (note 2)
4. To re-elect Hubert Reid as a director of the Company (note 2)
5. To elect Tim Miller as a director of the Company (note 2)
6. To propose the following ordinary resolution:

   That the directors' remuneration report for the year ended 31 December 2005 be received and approved.
7. To re-appoint Deloitte & Touche LLP as auditors of the Company to hold office until the conclusion of the next Annual General Meeting at a remuneration to be fixed by the directors.
8. To propose the following ordinary resolution:

   That the directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,112,516 to such persons upon such conditions as the directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (note 4).
9. To propose the following special resolution:

   That the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to:

   (a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

   (b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £166,877,

   and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under Resolution 8 shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired (note 5).
10. To propose the following special resolution:

    That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases of ordinary shares of 1p each in the capital of the Company provided that:

    (a) the maximum number of ordinary shares hereby authorised to be purchased is 33,263,780;

    (b) the minimum price which may be paid for each ordinary share is 1 pence;

    (c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time; and

(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired (note 6).

By order of the Board

Richard McBride
Secretary
39-41 Parker Street
London WC2B 5LN

Registered in England No. 3310225
1 March 2006

Notes

1. Any member entitled to attend and vote at the meeting may appoint another person, whether a member or not, as his proxy to attend and on a poll, to vote instead of him. A form of proxy is enclosed for this purpose and must be deposited with the Company's registrars together with any power of attorney or other authority under which it is signed, not less than 48 hours before the time appointed for the meeting. Completion and return of the form of proxy will not preclude a member from attending and voting at the meeting.
2. Stephen Puckett and Hubert Reid retire by rotation and are seeking reappointment at the Annual General Meeting. Tim Miller was appointed after the last Annual General Meeting and must therefore retire and seek re-appointment at this Annual General Meeting. Biographical information on each of the directors is contained on pages 22 and 23 of the annual report and accounts.
3. The register of directors' interests required to be kept under section 325 of the Act together with copies of the directors' service contracts will be available for inspection by members at the registered office of the Company on any weekday during normal business hours from the date of this announcement until the day of the Annual General Meeting and at the place of the meeting not less than 15 minutes before the meeting commences and after the meeting concludes.
4. This authority is in respect of 33% of the issued share capital of the Company and is in accordance with the recommendations of the Association of British Insurers ("ABI"). It is the directors' intention to seek renewal of this authority annually. The directors have no present intention of exercising this authority.
5. This authority is in respect of 5% of the issued share capital of the Company and is in accordance with the recommendations of the ABI. It applies to both the issue of new shares and sales of shares out of treasury. It is the directors' intention to seek renewal of this authority annually. The directors have no present intention of exercising this authority.
6. This authority is in respect of 10% of the issued share capital of the Company and the power given by this resolution will only be exercised if the directors are satisfied that any purchase will increase the Earnings per Share of the Ordinary Share Capital in issue after the purchase and accordingly, that the purchase is in the interests of shareholders. Shares purchased under this authority may be cancelled or held in treasury. Any shares held in treasury will have no voting rights, no rights to receive dividends, and will be treated as cancelled whilst in treasury.
7. To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person may cast), a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

Michael Page International plc
39-41 Parker Street, London WC2B 5LN
Tel: 020 7831 2000 Fax: 020 7269 2280
www.michaelpage.co.uk

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:35 19-Apr-06
Number	7035B

Michael Page INTERNATIONAL

RNS Number:7035B
Michael Page International PLC
19 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

580,577

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.17%

9) Class of security

10) Date of transaction

12/04/06

11) Date listed company informed

18/04/06

12) Total holding following this notification

29,745,598

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.68%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

18/04/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:04 20-Apr-06
Number	7726B

Michael Page
INTERNATIONAL

RNS Number:7726B
Michael Page International PLC
20 April 2006

PDMR shareholding - Amended Announcement

Michael Page International plc (the 'Company') announces that on 18 April 2006, Chris Adams, a Person Discharging Managerial Responsibility (PDMR), (i) exercised options under the Michael Page Executive Share Option Scheme ('ESOS') to acquire the number of Ordinary Shares of 1p each ('Shares')in the Company at the price per Share detailed below and (ii) sold the number of Shares at the price per Share detailed below.

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital	Sale price
184,127	£1.75	184,127	0.05%	£3.71
130,000	£1.86	130,000	0.04%	£3.71
150,000	£0.815	150,000	0.04%	£3.71

Following these transactions, his total holding in the Company is shown below.

Shares / Options	Number held and % of issued share capital
Shares	264,921 (0.08%)
ESOS options	163,730
Incentive Share Plan (shares /options)	150,420

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Richard McBride, Company Secretary 01932 264141

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:25 20-Apr-06
Number	7741B

Michael Page
INTERNATIONAL

RNS Number:7741B
Michael Page International PLC
20 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

700,000

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.20%

9) Class of security

10) Date of transaction

19/4/06

11) Date listed company informed

20/4/06

12) Total holding following this notification

26,815,554

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.79%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification

20/4/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Report and Accounts
Released	16:47 27-Apr-06
Number	1386C

Michael Page
INTERNATIONAL

RNS Number:1386C
Michael Page International PLC
27 April 2006

2005 Annual Report / Notice of 2006 AGM / Proxy Form

A copy of the above documentation has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:05 27-Apr-06
Number	1382C

Michael Page
INTERNATIONAL

RNS Number:1382C
Michael Page International PLC
27 April 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LIMITED

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NUMBER
Northern Trust Co.	15,303,705

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

10) Date of transaction

27/04/06

11) Date listed company informed

27/04/06

12) Total holding following this notification

15,303,705

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.44%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

27/04/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

ıe Annual General Meeting of the Company to be held at 12 noon on Tuesday 23 May 2006 at
se, Southampton Row, London WC2B 4JB.

r(s) of ordinary shares of 1p each in the capital of the Company hereby appoint the Chairman of the
ee Note 5)

oxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at
uesday 23 May 2006 and at any adjournment thereof.

is to vote on the resolutions to be proposed at the Meeting as follows:

	For	Against	Vote Withheld
eive and approve the Accounts and the reports Directors and Auditors			
lare a dividend of 3.5p per ordinary share Company			
lect Stephen Puckett as a Director			
lect Hubert Reid as a Director			
t Tim Miller as a Director			
eive and approve the report on Directors' eration			
ppoint Deloitte & Touche LLP as Auditors			
norise the Directors to allot shares pursuant to 1 80 of the Companies Act 1985			
pply statutory pre-emption rights pursuant to 1 95 of the Companies Act 1985			
norise the Company to purchase its own shares			

e of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion
ed resolutions. The proxy is also authorised to vote (or abstain from voting) on any other
ch may properly come before the meeting.

Date

e International is a world leading recruitment consultancy
n 18 countries worldwide | www.michaelpage.co.uk

Notes.

1. Please indicate how you wish your proxy to vote on the resolutions by inserting 'X' in the appropriate space.

2. The "Vote Withheld" option is to enable you to abstain on the resolution. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" and "Against" the resolution.

3. In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointer, holder, attorney, or other authority (if any) under which it is signed.

4. This proxy should reach Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, not less than 48 hours before the time for the holding of the meeting or adjourned meeting together with any authority (or a notarially certified copy of such authority) under which it is signed.

5. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words "the Chairman of the meeting" and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.

6. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.

82-5162

Michael Page
INTERNATIONAL

Annual General Meeting of the Company to be held at 12 noon on Tuesday 23 May 2006 at
Southampton Row, London WC2B 4JB.

s) of ordinary shares of 1p each in the capital of the Company hereby appoint the Chairman of the
e Note 5)

y to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at
esday 23 May 2006 and at any adjournment thereof.

to vote on the resolutions to be proposed at the Meeting as follows:

	For	Against	Vote Withheld
ve and approve the Accounts and the reports rectors and Auditors			
re a dividend of 3.5p per ordinary share ompany			
ct Stephen Puckett as a Director			
ct Hubert Reid as a Director			
Tim Miller as a Director			
e and approve the report on Directors' ation			
point Deloitte & Touche LLP as Auditors			
rise the Directors to allot shares pursuant to 30 of the Companies Act 1985			
ply statutory pre-emption rights pursuant to 95 of the Companies Act 1985			
rise the Company to purchase its own shares			

of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion
l resolutions. The proxy is also authorised to vote (or abstain from voting) on any other
may properly come before the meeting.

Date

International is a world leading recruitment consultancy
18 countries worldwide | www.michaelpage.co.uk

Notes.

1. Please indicate how you wish your proxy to vote on the resolutions by inserting 'X' in the appropriate space.

2. The "Vote Withheld" option is to enable you to abstain on the resolution. Please note that a "Vote Withheld" has no legal effect and will not be counted in the votes "For" and "Against" the resolution.

3. In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointer, holder, attorney, or other authority (if any) under which it is signed.

4. This proxy should reach Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR, not less than 48 hours before the time for the holding of the meeting or adjourned meeting together with any authority (or a notarially certified copy of such authority) under which it is signed.

5. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words "the Chairman of the meeting" and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.

6. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.

82-5162

Michael Page
INTERNATIONAL

Business Reply
Licence Number
MB 122

2

Capita Registrars (Proxies)
PO Box 25
BECKENHAM
Kent
BR3 4BR

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:17 19-Apr-06
Number	7018B

Michael Page INTERNATIONAL

RNS Number:7018B
Michael Page International PLC
19 April 2006

PDMR shareholding

Michael Page International plc (the 'Company') announces that on 18 April 2006, Chris Adams, a Managerial Responsibility (PDMR), (i) exercised options under the Michael Page Executive Share to acquire the number of Ordinary Shares of 1p each ('Shares')in the Company at the price per S (ii) sold the number of Shares at the price per Share detailed below.

Number of options exercised	Exercise price	Number of shares sold	% of Issued Share Capital	Sale price
184,127	£1.75	184,127	0.05%	£3.71
130,000	£1.86	130,000	0.04%	£3.71
150,000	£0.815	150,000	0.04%	£3.71

Following these transactions, his total holding in the Company is shown below.

Shares / Options	Number held and % of issued share capital
Shares	5,714 (0.002%)
ESOS options	163,730
Incentive Share Plan (shares /options)	150,420

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Richard McBride, Company Secretary 01932 264141

This information is provided by RNS
The company news service from the London Stock Exchange

END

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